Exhibit T3E-1
IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re: PLIANT CORPORATION, et al.,[1] Debtors.	Chapter 11 Case No. 09-10443 (MFW) Jointly Administered

DISCLOSURE STATEMENT FOR JOINT PLAN OF REORGANIZATION
PROPOSED BY APOLLO MANAGEMENT VI, L.P. ON BEHALF OF APOLLO
INVESTMENT FUND VI, L.P., APOLLO OVERSEAS PARTNERS VI, L.P., APOLLO
OVERSEAS PARTNERS (DELAWARE) VI, L.P., APOLLO OVERSEAS PARTNERS
(DELAWARE 892) VI, L.P. AND APOLLO OVERSEAS PARTNERS (GERMANY) VI, L.P.
AND DEBTORS
August 17, 2009
Date by which Ballots must be received: September 25, 2009 at 4:00 p.m. (Prevailing Eastern Time)
Date by which objections to Confirmation of the Plan must be filed and served:
September 25, 2009 at 4:00 p.m. (Prevailing Eastern Time)
Hearing on Confirmation of the Plan: October 6, 2009 at 2:00 p.m. (Prevailing Eastern Time)

WACHTELL, LIPTON, ROSEN & KATZ	MORRIS, NICHOLS, ARSHT & TUNNELL llp

Philip Mindlin	Derek C. Abbott (No. 3376)
Douglas K. Mayer	Daniel B. Butz (No. 4227)
Andrew J. Nussbaum	1201 North Market Street
51 West 52nd Street	P.O. Box 1347
New York, New York 10019	Wilmington, Delaware 19899-1347
Telephone: (212) 403-1000	Telephone: (302) 658-9200
Facsimile: (212) 403-2000	Facsimile: (302) 658-3989
Counsel to Apollo Management VI, L.P.

[1]	The Debtors are: Pliant Corporation (Tax ID No. XX-XXX7725), Pliant Corporation International (Tax ID No. XX-XXX3075), Uniplast Holdings, Inc. (Tax ID No. XX-XXX9589), Pliant Film Products of Mexico, Inc. (Tax ID No. XX-XXX0805), Pliant Packaging of Canada, LLC (Tax ID No. XX-XXX0929), Alliant Company LLC (Tax ID. No. XX-XXX6811), Uniplast U.S., Inc. (Tax ID. No. XX-XXX9066), Uniplast Industries Co. (N/A), and Pliant Corporation of Canada Ltd. (N/A). The mailing address for Pliant Corporation is 1475 Woodfield Road, Suite 700, Schaumburg, IL 60173.

SIDLEY AUSTIN llp	YOUNG CONAWAY STARGATT & TAYLOR, llp

Larry J. Nyhan	Robert S. Brady (No. 2847)
James F. Conlan	Edmon L. Morton (No. 3856)
Jessica C.K. Boelter	Kenneth J. Enos (No. 4544)
Kerriann S. Mills	The Brandywine Building
One South Dearborn Street	1000 West Street, 17th Floor
Chicago, Illinois 60603	P.O. Box 391
Telephone: (312) 853-7000	Wilmington, Delaware 19899-0391
Facsimile: (312) 853-7036	Telephone: (302) 571-6600
Facsimile: (302) 571-1253
Counsel to Debtors and Debtors-in-Possession

- i -

- ii -

Page
11. Pliant Preferred Stock Interests (Class 11)	47
12. Pliant Outstanding Common Stock Interests (Class 12)	47
13. Subsidiary Interests (Class 13)	47
F. IDENTIFICATION OF CLASSES OF CLAIMS AND INTERESTS THAT ARE IMPAIRED; ACCEPTANCE OR REJECTION OF THE PLAN	47
1. Holders of Claims Entitled to Vote	47
2. Acceptance by an Impaired Class	48
3. Nonconsensual Confirmation	48
G. MEANS OF IMPLEMENTATION	49
1. Reorganized Pliant Securities	49
2. Rights Offering	51
3. Continued Corporate Existence and Vesting of Assets in the Reorganized Debtors	51
4. Corporate Governance, Directors, Officers and Corporate Action	52
5. Cancellation of Notes, Instruments, Debentures, Preferred Stock, Pliant Outstanding Common Stock and Other Pliant Outstanding Common Stock Interests	53
6. Cancellation of Liens	54
7. Issuance of New Securities and Related Matters	54
8. Exit Financing	55
9. Sources of Cash for Plan Distributions	56
10. Cram-Down	56
11. Reinstatement/Non-Impairment Authorized Under the Plan	56
12. Apollo Arrangement and Structuring Fee	56
13. Comprehensive Settlement of Claims and Controversies	56
H. PROVISIONS GOVERNING DISTRIBUTIONS	56
1. Distributions for Claims or Interests Allowed as of the Initial Distribution Date	57
2. Interest on Claims	57
3. Distributions by Disbursing Agent	57
4. Special Provisions Governing Distributions to Noteholders	57
5. Delivery of Distributions and Undeliverable or Unclaimed Distributions	57
6. Record Date for Distributions	58
7. Allocation of Plan Distributions Between Principal and Interest	59
8. Means of Cash Payment	59
9. Withholding and Reporting Requirements	59
10. Setoffs	59
11. Fractional Shares	60
12. De Minimis Distributions	60
I. TREATMENT OF EXECUTORY CONTRACTS, UNEXPIRED LEASES AND PENSION PLANS	60
J. PROVISIONS FOR TREATMENT OF DISPUTED CLAIMS AND DISPUTED INTERESTS	61
1. Objections to and Estimation of Claims	61
2. No Distributions Pending Allowance	61
K. CONFIRMATION AND CONSUMMATION OF THE PLAN	62

- iii -

- iv -

- v -

Page
16. One of the Proponents of the Plan May Have Different Interests from Other Claims Holders	96
17. Apollo, as the Controlling Shareholder of Reorganized Pliant, May Have Conflicts of Interests with the Holders of Claims Who Receive Interests in Reorganized Pliant	97
18. Foreign Filings	97
C. RISKS TO CREDITORS WHO WILL RECEIVE SECURITIES	97
1. Lack of Established Market for the Securities May Adversely Affect Liquidity	97
2. Lack of Dividends on Securities May Adversely Affect Liquidity	98
XI. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN	98
A. FEDERAL INCOME TAX CONSEQUENCES TO THE DEBTORS	99
1. Cancellation of Indebtedness Income	99
2. Net Operating Losses and Other Tax Attributes	100
3. Annual Section 382 Limitation on Use of NOLs	101
4. Accrued Interest	101
5. Federal Alternative Minimum Tax	101
B. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF CLAIMS AND INTERESTS	101
1. United States Persons	102
2. Non-United States Persons	110
3. Information Reporting and Backup Withholding	112
C. IMPORTANCE OF OBTAINING PROFESSIONAL TAX ASSISTANCE	112
D. RESERVATION OF RIGHTS	112
XII. INCOME TAX CONSEQUENCES OF THE PLAN IN OTHER JURISDICTIONS	113
A. CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN	113
Holders of Class 6 Claims	113
B. OTHER JURISDICTIONS	114
XIII. CERTAIN FEDERAL, STATE AND FOREIGN SECURITIES LAW CONSIDERATIONS	114
A. FEDERAL AND STATE SECURITIES LAW CONSIDERATIONS	114
1. Exemption from Registration Requirements for New Securities	114
2. Subsequent Transfers of New Securities	114
B. SECURITIES LAW CONSIDERATIONS IN OTHER JURISDICTIONS	115
XIV. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN	115
A. CONTINUATION OF THE CHAPTER 11 CASES	115
B. LIQUIDATION UNDER CHAPTER 7 OR CHAPTER 11	116
XV. CONCLUSION AND RECOMMENDATION	116

- vi -

INDEX OF EXHIBITS

Exhibit A	Proponents’ Joint Plan of Reorganization

Exhibit B	Corporate Structure Chart

Exhibit C	List of Retained Litigation

Exhibit D	Summary of “First-Day” Motions

Exhibit E	Financial Information and Projections

Exhibit F	Liquidation Analysis

Exhibit G	Selected Historical Financial Information of Debtors

- vii -

I. INTRODUCTION
     Apollo Management VI, L.P., on behalf of Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P. (collectively, “Apollo”) together with Pliant Corporation and certain of its subsidiaries, Pliant Corporation International, Uniplast Holdings, Inc., Pliant Film Products of Mexico, Inc., Pliant Packaging of Canada, LLC, Alliant Company LLC, Uniplast U.S., Inc., Uniplast Industries Co., and Pliant Corporation of Canada Ltd. (collectively, the “Debtors”) (both Apollo and the Debtors collectively, the “Proponents”), submit this Disclosure Statement in connection with the solicitation of acceptances and rejections with respect to the Proponents’ Joint Plan of Reorganization (as the same may be amended, the “Plan”), a copy of which is attached as Exhibit A to this Disclosure Statement. The Debtors filed voluntary petitions for relief (collectively, the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on February 11, 2009 (the “Petition Date”).2 In all, the Debtors comprise nine (9) entities, three (3) of which are also Canadian Debtors (as defined herein). Also on the Petition Date, the Canadian Debtors commenced ancillary proceedings recognizing their chapter 11 proceedings as “foreign proceedings” pursuant to section 18.6 of the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended (the “CCAA”), in Toronto, Canada.
     The purpose of this Disclosure Statement is to set forth information (1) regarding the history of the Debtors, their businesses and the Chapter 11 Cases, (2) concerning the Plan and alternatives to the Plan, (3) advising the Holders of Claims of their rights under the Plan, (4) assisting the Holders of Claims in making an informed judgment regarding whether they should vote to accept or reject the Plan and (5) assisting the Bankruptcy Court in determining whether the Plan complies with the provisions of chapter 11 of the Bankruptcy Code and should be confirmed.
     By order dated August 17, 2009, the Bankruptcy Court approved this Disclosure Statement in accordance with section 1125 of the Bankruptcy Code, as containing “adequate information” to enable a hypothetical, reasonable investor typical of Holders of Claims against, or Interests in, the Debtors to make an informed judgment as to whether to accept or reject the Plan, and authorized its use in connection with the solicitation of votes with respect to the Plan. APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR MERITS OF THE PLAN. No solicitation of votes may be made except pursuant to this Disclosure Statement and section 1125 of the Bankruptcy Code. In voting on the Plan, Holders of Claims should not rely on any information relating to the Debtors and their businesses, other than that contained in this Disclosure Statement, the Plan and all exhibits and appendices hereto and thereto.
     The Proponents may supplement or amend this Disclosure Statement or any Exhibits attached hereto at any time prior to the hearing to approve the Disclosure Statement. Further, Apollo reserves the right to assign or delegate any or all rights and/or obligations hereunder; provided, that Apollo remains responsible for all such obligations.

[2]	Unless otherwise defined elsewhere in this Disclosure Statement, capitalized terms used but not defined herein have the meanings ascribed to them in the Plan or the Bankruptcy Code.

     THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES, AND CONFIRMATION, OF THE PLAN AND MAY NOT BE RELIED UPON FOR ANY OTHER PURPOSE. NO PERSON MAY GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS REGARDING THE PLAN OR THE SOLICITATION OF ACCEPTANCES OF THE PLAN OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DISCLOSURE STATEMENT AND ANY ACCOMPANYING DOCUMENTS.
     ALL CREDITORS ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN AND THE EXHIBITS AND SCHEDULES ATTACHED TO THE PLAN, WHICH CONTROL IN THE EVENT OF ANY INCONSISTENCY OR INCOMPLETENESS. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE OF THIS DISCLOSURE STATEMENT, AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THIS DATE.
     ANY STATEMENTS IN THIS DISCLOSURE STATEMENT CONCERNING THE PROVISIONS OF ANY DOCUMENT ARE NOT NECESSARILY COMPLETE, AND IN EACH INSTANCE REFERENCE IS MADE TO SUCH DOCUMENT FOR THE FULL TEXT THEREOF. CERTAIN DOCUMENTS DESCRIBED OR REFERRED TO IN THIS DISCLOSURE STATEMENT HAVE NOT BEEN ATTACHED AS EXHIBITS BECAUSE OF THE IMPRACTICABILITY OF FURNISHING COPIES OF SUCH DOCUMENTS TO ALL RECIPIENTS OF THIS DISCLOSURE STATEMENT.
     THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE UNITED STATES BANKRUPTCY CODE AND RULE 3016 OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AND NOT NECESSARILY IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER NON-BANKRUPTCY LAW OR THE LAWS OF ANY FOREIGN JURISDICTION.
     THIS DISCLOSURE STATEMENT HAS BEEN NEITHER APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE OR FOREIGN SECURITIES REGULATOR, AND NEITHER THE SEC NOR ANY STATE OR FOREIGN SECURITIES REGULATOR HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT. PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING SECURITIES OF OR CLAIMS AGAINST THE DEBTORS SHOULD EVALUATE THIS DISCLOSURE STATEMENT AND THE PLAN IN LIGHT OF THE PURPOSE FOR WHICH THEY WERE PREPARED.
     THIS DISCLOSURE STATEMENT AND ANY ACCOMPANYING DOCUMENTS ARE THE ONLY DOCUMENTS TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES ON THE PLAN. NO SOLICITATION OF VOTES MAY BE MADE EXCEPT AFTER DISTRIBUTION OF THIS DISCLOSURE STATEMENT.

     CERTAIN OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS BY ITS NATURE FORWARD LOOKING AND CONTAINS ESTIMATES, ASSUMPTIONS AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM ACTUAL FUTURE RESULTS. THE WORDS “BELIEVE,” “MAY,” “WILL,” “ESTIMATE,” “CONTINUE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS IDENTIFY THESE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A NUMBER OF RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THOSE DESCRIBED IN ARTICLE X, “RISK FACTORS” AND IN PLIANT’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007. IN LIGHT OF THESE RISKS AND UNCERTAINTIES, THE FORWARD-LOOKING EVENTS AND CIRCUMSTANCES DISCUSSED IN THIS DISCLOSURE STATEMENT MAY NOT OCCUR, AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS. THE PROPONENTS AND THE REORGANIZED DEBTORS DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE PUBLICLY OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.
     EXCEPT WHERE SPECIFICALLY NOTED, THE FINANCIAL INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT AND IN ITS EXHIBITS HAS NOT BEEN AUDITED BY A CERTIFIED PUBLIC ACCOUNTANT AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.
     THE DEBTORS’ MANAGEMENT, IN CONSULTATION WITH ITS PROFESSIONAL ADVISORS, PREPARED PROJECTIONS FOR THE STAND-ALONE REORGANIZED DEBTORS, WHICH ARE INCORPORATED IN EXHIBIT E TO THIS DISCLOSURE STATEMENT. APOLLO, IN CONSULTATION WITH ITS PROFESSIONAL ADVISORS, PREPARED PROJECTIONS FOR THE CONTRIBUTED BERRY ASSETS, SYNERGIES AND THE INTERCOMPANY SERVICES AGREEMENT, WHICH ARE ALSO INCORPORATED IN EXHIBIT E TO THIS DISCLOSURE STATEMENT. APOLLO DISCLAIMS ANY RESPONSIBILITY FOR THE PROJECTIONS PREPARED BY THE DEBTORS OR FOR ANY CONCLUSIONS BASED ON THE PROJECTIONS OR VALUATIONS PREPARED BY THE DEBTORS. SIMILARLY, THE DEBTORS DISCLAIM ANY RESPONSIBILITY FOR PROJECTIONS OR VALUATIONS PREPARED BY APOLLO OR FOR ANY CONCLUSIONS BASED ON THE PROJECTIONS OR VALUATIONS PREPARED BY APOLLO.
     WHILE THE PROPONENTS HAVE PRESENTED THESE PROJECTIONS WITH NUMERICAL SPECIFICITY, THEY HAVE NECESSARILY BASED THE PROJECTIONS ON A VARIETY OF ESTIMATES AND ASSUMPTIONS THAT, THOUGH CONSIDERED REASONABLE BY THE PROPONENTS, MAY NOT BE REALIZED, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, INDUSTRY, REGULATORY, MARKET AND FINANCIAL UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH WILL BE BEYOND THE REORGANIZED DEBTORS’ CONTROL. THE PROPONENTS CAUTION THAT THEY CANNOT MAKE ANY REPRESENTATIONS AS TO THE ACCURACY OF THESE PROJECTIONS OR TO THE REORGANIZED DEBTORS’ ABILITY TO ACHIEVE THE PROJECTED RESULTS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE. FURTHERMORE, EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THESE PROJECTIONS WERE

PREPARED MAY DIFFER FROM ANY ASSUMED FACTS AND CIRCUMSTANCES. ALTERNATIVELY, ANY EVENTS AND CIRCUMSTANCES THAT COME TO PASS MAY WELL HAVE BEEN UNANTICIPATED, AND THUS MAY AFFECT FINANCIAL RESULTS IN A MATERIALLY ADVERSE OR MATERIALLY BENEFICIAL MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTY OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR.
     AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS. THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES OR OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS AGAINST, OR INTERESTS IN, EITHER THE DEBTORS OR THE REORGANIZED DEBTORS.
A. PARTIES ENTITLED TO VOTE ON THE PLAN
     Under the provisions of the Bankruptcy Code, not all parties in interest are entitled to vote on a chapter 11 plan. Creditors or equity interest holders whose claims or interests are not impaired by a plan are deemed to accept the plan under section 1126(f) of the Bankruptcy Code and are not entitled to vote. Creditors or equity interest holders whose claims or interests are impaired by a plan but will receive no distribution under the plan, are also not entitled to vote because they are deemed to have rejected the plan under section 1126(g) of the Bankruptcy Code. For a discussion of these matters, see Article VI, “Voting Procedures and Requirements” and Article VII, “Confirmation of the Plan.”
     The following sets forth which classes, as they are defined in the Plan, are entitled to vote on the Plan and which are not:
•	The Proponents are seeking votes from the Holders of Claims in Classes 4, 5 and 6.

•	The Proponents are not seeking votes from Holders of Claims and Interests in Classes 1, 2, 3, 8, 9 and 13 because those Claims and Interests are Unimpaired under the Plan, and the Holders of Claims and Interests in each of these Classes are conclusively presumed to have accepted the Plan and are not entitled to vote on the Plan.

•	The Proponents are not seeking votes from Holders of Claims and Interests in Classes 7, 10, 11 and 12 because those Claims and Interests are Impaired under the Plan and the Holders are receiving no distribution on account of such Claims and Interests. These Holders will be deemed to have voted to reject the Plan.
     For a detailed description of the Classes of Claims and Interests and their treatment under the Plan, see Article V.B-F.

B. SOLICITATION PACKAGE
     Holders of Claims entitled to vote on the Plan have received a CD-ROM, which contains the following:
•	this Disclosure Statement (including the exhibits to this Disclosure Statement), and

•	the Plan (including the exhibits to the Plan).
     In addition, Holders of Claims entitled to vote on the Plan have received a package of hard copy materials called the “Solicitation Package.” The Solicitation Package contains copies of, among other things:
•	the Bankruptcy Court order approving this Disclosure Statement and procedures for soliciting and tabulating votes on the Plan (the “Solicitation Order”) which, among other things, approves this Disclosure Statement as containing adequate information, schedules the Confirmation Hearing, sets the Voting Deadline, sets out the procedures for distributing Solicitation Packages to the Holders of Claims against the Debtors, establishes the procedures for tabulating Ballots used in voting on the Plan, and sets the deadline for objecting to confirmation of the Plan;

•	the Notice of the Hearing to Consider Confirmation of the Plan; and

•	a Ballot and a postage-paid return envelope (Ballots are provided only to Holders of Claims that are entitled to vote on the Plan), which will be used by creditors and interest Holders who are entitled to vote on the Plan.
C. VOTING PROCEDURES, BALLOTS, AND VOTING DEADLINE
     After carefully reviewing the materials in the Solicitation Package and the detailed instructions accompanying your Ballots, please indicate your acceptance or rejection of the Plan by voting in favor of or against the Plan. Each Ballot has been coded to reflect the Class of Claims it represents. Accordingly, in voting to accept or reject the Plan, you must use only the coded Ballot or Ballots sent to you with this Disclosure Statement.
     In order for your vote to be counted, you must complete and sign your original Ballot and return it in the envelope provided (only original signatures will be accepted). Please return your completed Ballot to the Voting Agent, unless you are a beneficial holder of a First Lien Note or Second Lien Note (each as defined below) who receives a Ballot from a broker, bank, commercial bank, trust company, dealer, or other agent or nominee (each, a “Voting Nominee”), in which case you must return your Ballot to such Voting Nominee. Ballots should not be returned to Apollo or the Debtors or to the First Lien Notes Indenture Trustee or Second Lien Notes Indenture Trustee.
     If you are a beneficial Holder of a First Lien Note or Second Lien Note who receives Ballots from a Voting Nominee, in order for your vote to be counted, your Ballot must be completed in accordance with the voting instructions on the Ballot and received by the Voting Nominee in enough time for the Voting Nominee to transmit a Master Ballot to the

Voting Agent so that it is received no later than September 25, 2009 at 4:00 p.m. (prevailing Eastern Time) (the “Voting Deadline”). If you are the Holder of any other type of Claim, in order for your votes to be counted, your Ballot must be properly completed in accordance with the voting instructions on the Ballot and received by Epiq Bankruptcy Solutions, LLC (the “Voting Agent”) no later than the Voting Deadline. Any Ballot received after the Voting Deadline shall be counted at the sole discretion of the Proponents. Do not return any debt instruments or equity securities with your Ballot.
     Any executed Ballot that does not indicate either an acceptance or rejection of the Plan or indicates both an acceptance and rejection of the Plan will not be counted as a vote either to accept or reject the Plan.
     If you are a Holder of a Claim who is entitled to vote on the Plan and did not receive a Ballot, received a damaged Ballot or lost your Ballot, please call the Voting Agent at (646) 282-2500.
     If you have any questions about the procedure for voting your Claim, the packet of materials that you have received, the amount of your Claim, or if you wish to obtain at your own expense an additional copy of this Disclosure Statement and its appendices and exhibits, please contact the Voting Agent.
     FOR FURTHER INFORMATION AND INSTRUCTIONS ON VOTING TO ACCEPT OR REJECT THE PLAN, SEE ARTICLE VI, “VOTING PROCEDURES AND REQUIREMENTS.”
     Before voting on the Plan, each Holder of Claims in Classes that are entitled to vote on the Plan should read, in its entirety, this Disclosure Statement, the Plan, the Solicitation Order, the notice of the Confirmation Hearing, and the instructions accompanying the Ballots. These documents contain important information concerning how Claims are classified for voting purposes and how votes will be tabulated.
D. CONFIRMATION HEARING AND DEADLINE FOR OBJECTIONS TO CONFIRMATION
     The Bankruptcy Court has scheduled the Confirmation Hearing on October 6, 2009 at 2:00 p.m. (prevailing Eastern time) before the Honorable Mary F. Walrath, United States Bankruptcy Judge, at the United States Bankruptcy Court for the District of Delaware, 824 Market Street, Fifth Floor, Courtroom No. 4, Wilmington, Delaware 19801. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of adjournment at the Confirmation Hearing, or at any subsequent adjourned Confirmation Hearing. Any objection to Confirmation of the Plan must: (i) be made in writing; (ii) state the name and address of the objecting party and the nature of the claim or interest of such party; (iii) state with particularity the legal and factual basis and nature of any objection to the Plan; and (iv) be filed with the Court, together with proof of service, and served so that it is received on or before September 25, 2009 at 4:00 p.m., prevailing Eastern Time, by the following parties:

Counsel to Apollo:

WACHTELL, LIPTON, ROSEN & KATZ	MORRIS, NICHOLS, ARSHT & TUNNELL llp
Philip Mindlin	Derek Abbott
Douglas K. Mayer	1201 North Market Street
Andrew J. Nussbaum	P.O. Box 1347
51 West 52nd Street	Wilmington, DE 19899-1347
New York, NY 10019	Telephone: (302) 658-9200
Telephone: (212) 403-1000	Facsimile: (302) 658-3989
Facsimile: (212) 403-2000

Counsel to the Debtors:

SIDLEY AUSTIN llp	YOUNG CONAWAY STARGATT & TAYLOR, llp
One South Dearborn Street	The Brandywine Building
Chicago, IL 60603	1000 West Street, 17th Floor
Telephone: (312) 853-7000	P.O. Box 391
Facsimile: (312) 853-7036	Wilmington, DE 19899-0391
Attn: Larry J. Nyhan	Telephone: (302) 571-6600 Facsimile: (302) 571-1253
Attn: Robert S. Brady
The U.S. Trustee:
U.S. Trustee
Office of the United States Trustee
J. Caleb Boggs Federal Building
844 King Street, Suite 2207
Lock Box 35
Wilmington, DE 19801
Telephone: (302) 573-6491
Facsimile: (302) 573-6497
Attn: Mark S. Kenney
Counsel to the Official Committee of Unsecured Creditors:

LOWENSTEIN SANDLER pc	POLSINELLI SHUGHART pc
65 Livingston Avenue	222 Delaware Avenue, Suite 1101
Roseland, NJ 07068	Wilmington, DE 19801
Telephone: (973) 597-2548	Telephone: (302) 252-0922
Facsimile: (973) 597-2400	Facsimile: (302) 252-0921
Attn: Kenneth A. Rosen	Attn: Christopher A. Ward

II. OVERVIEW OF THE PLAN
     The following summary is a general overview only, which is qualified in its entirety by, and should be read in conjunction with, the more detailed discussions, information, and financial statements and notes thereto appearing elsewhere in this Disclosure Statement and the Plan. For a more detailed description of the terms and provisions of the Plan, see Article V, “The Plan of Reorganization.” The Proponents, moreover, reserve the right to modify the Plan consistent with section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019.
A. GENERAL OVERVIEW
     The Plan, a copy of which is also attached as Exhibit A to this Disclosure Statement, provides that:
a.	the First Lien Notes Claims will receive $100.0 million in Cash and $250.0 million of New Senior Secured Notes to be issued pursuant to the Plan,

b.	the Second Lien Notes will receive, in respect of each $1,000 of Allowed Claims, at the Holder’s option either (a) $87.50 in cash and $87.50 in liquidation preference of New Preferred Stock if such Holder elects to receive cash and New Preferred Stock or if such Holder does not make an election on the Ballot, or (b) a Pro Rata share of the Rights allocation if such Holder elects to receive Rights,

c.	General Unsecured Claims will receive at the Holders’ option either (a) $0.175 on the dollar in cash or (b) the amount in cash it would have received as a member of the Small Claims Class,

d.	Small Claims under or reduced to $3,000 will be paid in full in cash,

e.	the DIP Facility Claims and Prepetition Credit Facility Claims will be paid in full in cash, and

f.	Claims and Interests of Pliant’s existing equity holders will be extinguished.
B.	SUMMARY OF CLASSIFICATION AND TREATMENT OF ALLOWED CLAIMS AGAINST AND INTERESTS IN EACH OF THE DEBTORS UNDER THE PLAN
     The following chart summarizes the projected distributions to Holders of Allowed Claims against and Interests in each of the Debtors under the Plan. Although every reasonable effort was made to be accurate, the projections of estimated recoveries are only an estimate. Any estimates of Claims or Interests in this Disclosure Statement may vary from the final amounts allowed by the Bankruptcy Court. Financial information is provided by, or on behalf of, the Proponents without any representations or warranties as to the accuracy of that information. As a result of the foregoing and other uncertainties which are inherent in the estimates, the estimated recoveries in this Disclosure Statement may vary from the actual recoveries received. In addition, the ability to receive distributions under the Plan depends upon the ability of the Proponents to obtain confirmation of the Plan and meet the conditions to confirmation and effectiveness of the Plan, as discussed in this Disclosure Statement. Reference should be made to the entire Disclosure Statement and the Plan for a complete description of the classification and treatment of Allowed Claims against and Interests in each of the Debtors.

			Estimated
			Allowed		Estimated
Class	Claim/Interest	Treatment	Amount		Recovery
			(in millions)
N/A	Administrative Expense Claims	Unimpaired	18.8		100%
N/A	DIP Facility Claims	Unimpaired	40.0		100%
N/A	Priority Tax Claims	Unimpaired	3.9		100%
Class 1	Priority Non-Tax Claims	Unimpaired	N/A		100%
Class 2	Other Secured Claims	Unimpaired	20.8		100%
Class 3	Prepetition Credit Facility Claims	Unimpaired	145.0	[3]	100%
Class 4	First Lien Notes Claims	Impaired	393.8	[4]	89%
Class 5	Second Lien Notes Claims	Impaired	262.4		17.5%
Class 6	General Unsecured Claims	Impaired	11.3		17.5%
Class 7	Senior Subordinated Notes Claims	Impaired	26.5		0%
Class 8	Small Claims	Unimpaired	1.1		100%
Class 9	Intercompany Claims	Unimpaired	N/A		N/A
Class 10	Section 510(b) Claims	Impaired	—		N/A
Class 11	Pliant Preferred Stock Interests	Impaired	N/A		N/A
Class 12	Pliant Outstanding Common Stock Interests	Impaired	N/A		N/A
Class 13	Subsidiary Interests	Unimpaired	N/A		N/A
III. GENERAL INFORMATION
A. OVERVIEW OF CHAPTER 11
     Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Under chapter 11, a debtor is authorized to reorganize its business for the benefit of itself, its creditors and its equity security holders. In addition to permitting the rehabilitation of a debtor, another goal of chapter 11 is to promote the equality of treatment of similarly situated creditors and equity interest holders with respect to the distribution of a debtor’s assets. In furtherance of these two goals, upon the filing of a petition for relief under chapter 11, section 362 of the Bankruptcy Code generally provides for an automatic stay of substantially all acts and proceedings against the debtor and its property, including all attempts to collect claims or enforce liens that arose prior to the commencement of the debtor’s chapter 11 case.

[3]	The Estimated Allowed Amount of Prepetition Credit Facility Claims includes an outstanding principal amount of approximately $139.0 and approximately $6.0 million outstanding with respect to letters of credit.

[4]	The Estimated Recovery of First Lien Notes Claims is based upon the distribution to Holders of First Lien Notes of New Senior Notes with a face amount of $250 million and cash consideration of $100 million.

proceedings against the debtor and its property, including all attempts to collect claims or enforce liens that arose prior to the commencement of the debtor’s chapter 11 case.
     The commencement of a chapter 11 case creates an estate comprising all of the legal and equitable interests of the debtor as of the commencement date. The Bankruptcy Code provides that the debtor may continue to operate its business and remain in possession of its property as a “debtor in possession.”
     The consummation of a plan of reorganization is the principal objective of a chapter 11 reorganization case. A plan of reorganization sets forth the means for satisfying claims against and equity interests in the debtor. Confirmation of a plan of reorganization by the bankruptcy court makes the plan binding upon the debtor, any issuer of securities under the plan, any person acquiring property under the plan and any creditor or equity interest holder of a debtor. Subject to certain limited exceptions, the order approving confirmation of a plan discharges a debtor from any debt that arose prior to the date of confirmation of the plan and substitutes therefor the obligations specified under the confirmed plan.
     After a plan of reorganization has been filed in a chapter 11 case, certain holders of claims against or equity interests in a debtor are permitted to vote to accept or reject the plan. Prior to soliciting acceptances of the proposed plan, section 1125 of the Bankruptcy Code requires a plan proponent to prepare a disclosure statement containing adequate information of a kind, and in sufficient detail, to enable a hypothetical reasonable investor to make an informed judgment whether to accept or reject the plan. The Proponents are submitting this Disclosure Statement to Holders of Allowed Claims against each Debtor in order to satisfy the requirements of section 1125 of the Bankruptcy Code.
B. THE DEBTORS’ BUSINESSES AND PROPERTIES
     Pliant (together with its Debtor and non-Debtor affiliates, either “Pliant” or the “Company”) was founded in 1992. Following a series of mergers and acquisitions, as well as name changes, the Company changed its name to Pliant Corporation in October 2000. As set forth in the corporate organization chart attached hereto as Exhibit B, Pliant is the ultimate parent company of each of the other Debtors. Pliant is also the ultimate parent company of several foreign corporations that are neither Debtors herein nor in any other bankruptcy or insolvency proceedings.5
     Pliant is one of North America’s leading manufacturers of value-added films and flexible packaging for food, personal care, medical, agricultural and industrial applications. Through their four operating segments, the Debtors’ products are sold into numerous markets for a wide variety of end uses. For example, the Debtors annually produce approximately four billion bread and bakery bags (20 to 25% of North America’s total usage), and are the third largest producer of films for cookie, cracker and cereal box liners with an estimated market share of between 15 to 20%. The Debtors are also a leading manufacturer of polyethylene mulch films that are sold to fruit and vegetable growers and nursery operators, and personal care films used in disposable diapers, feminine care products and adult incontinence products.

[5]	These corporations are: (a) Pliant Corporation Pty. Ltd., an Australian Corporation, (b) Pliant Film Products GmbH, a German corporation, (c) ASPEN Industrial, S.A. de C.V., a Mexican Corporation, (d) Jacinto Mexico, S.A. de C.V., a Mexican Corporation, and (e) Pliant de Mexico, S.A. de C.V., a Mexican Corporation.

mulch films that are sold to fruit and vegetable growers and nursery operators, and personal care films used in disposable diapers, feminine care products and adult incontinence products. In addition, the Debtors are a manufacturer of specialized medical films used in disposable surgical drapes and gowns, as well as in protective packaging for medical supplies.
     The Company operates 21 manufacturing and research and development facilities worldwide and currently has approximately one billion pounds of annual production capacity. In addition to the United States and Canadian operations of the Debtors, the Company operates facilities in Australia, Mexico and Germany. The Company employs approximately 2,900 people worldwide, of which more than 2,300 are employed by the Debtors in the United States and Canada.
     In fiscal year 2008, the Company recorded $1.128 billion in net sales, resulting in EBITDA of approximately $46 million.
     1. Customers
     The Company manufactures and sells a variety of plastic films and flexible packaging products. The Company’s products serve customers in a variety of flexible packaging markets, including the food and beverage, retail, pharmaceutical, medical, personal care, household, industrial and agricultural film markets, as well as secondary packaging and non-packaging end use markets.
     For the year ended December 31, 2008, the Company’s top ten customers accounted for approximately 21% of its net sales. No single customer accounted for more than 10% of the Company’s net sales for the year ended December 31, 2008.
     2. Manufacturing and Raw Materials
     The Company manufactures film products by combining thermoplastic resin pellets with other resins, plasticizers or modifiers, then melting them in a controlled, high temperature, pressurized process known as extrusion to create films with specific performance characteristics. The films are then placed on a circular core in up to 40-inch diameter rolls, packaged, and shipped directly to customers as rollstock or may undergo further processing. Additional processing steps can include printing in up to ten (10) colors, slitting down to a narrower width roll, converting into finished bags, or re-rolling onto smaller diameter rolls and packaging for sale as retail or institutional cutterboxes.
     The products that the Company produces require a variety of raw materials, including polyethylene, PVC, polypropylene and other resins and additives (collectively, “Resins”). The Company purchases most of its Resins from major oil companies and petrochemical companies in North America and purchases a portion of its Resins from manufacturers located outside North America. The Company also purchases certain non-prime Resins from secondary market brokers in North America, and is currently one of the largest buyers of Middle Eastern film-grade Resins. For the year ended December 31, 2008, raw material costs, which consist primarily of the cost of Resins, comprised approximately 71% of the Company’s manufacturing costs.

     3. Sales and Marketing
     Due to the Company’s broad range of product offerings and customers, its sales and marketing efforts are generally product or customer specific. The Company markets in various ways, depending on both the customer and the product. However, most of the Company’s salespeople are dedicated to a specific product line and sometimes to specific markets or customers. While certain of the Company’s specialty films, printed products and engineered films are sold through independent third-party brokers, most of these products are sold by the Company’s own direct sales force. These salespeople are supported by customer service and technical specialists assigned to each salesperson, and in some cases, to specific customers. Customer service representatives assist with order intake, scheduling and product information. Technical support personnel assist the salesperson and the customer with technical expertise, quality control and product development.
     4. Intellectual Property
     Patents, trademarks and licenses are significant to the Company’s business. The Company has patent protection on several of its products and processes, regularly applies for new patents on significant product and process developments, and has also registered trademarks on many of its products. The Company also often relies on unpatented proprietary know-how, continuing technological innovation and other trade secrets to develop and maintain its competitive position. In addition, the Company occasionally licenses from third parties the right to use some of their intellectual property.
     5. Properties
     The Company’s executive offices are located at 1475 Woodfield Road, Suite 700, Schaumburg, Illinois 60173. This executive office space is leased by the Company. The Company also leases warehouse and office space at various other locations.
     In addition, as set forth below, the Company currently operates 21 principal manufacturing and research and development facilities in the United States, Canada, Australia, Mexico and Germany. With the exception of five (5) of these facilities, all are owned by the Company. During the second quarter of 2008, the Company announced the planned closures of four (4) of the facilities set forth below: (i) South Deerfield, Massachusetts, (ii) Dalton, Georgia, (iii) Harrington, Delaware, and (iv) Newport News, Virginia.

Location	Products
Harrington, Delaware	Personal care, medical and custom films
McAlester, Oklahoma	Personal care and medical films
Washington, Georgia	Personal care, medical and agricultural films
Kent, Washington	Printed bags and rollstock
Macedon, New York	Printed bags and rollstock
Mexico City, Mexico*	Personal care films, printed bags and rollstock
Calhoun, Georgia	PVC films
Danville, Kentucky*	Stretch and custom films
Lewisburg, Tennessee	Stretch films

Location	Products
Phillipsburg, Germany	PVC films
Preston, Australia*	PVC films
Toronto, Canada	PVC films
Bloomington, Indiana*	Barrier and converter films
Chippewa Falls, Wisconsin	Converter, industrial and personal care films
Dalton, Georgia	Converter, barrier and medical films
Danville, Kentucky	Converter, barrier and custom films
South Deerfield, Massachusetts	Converter and industrial films
Odon, Indiana	Barrier films
Orillia, Canada (two plants)*	Converter films
Newport News, Virginia	Research facility and pilot plant

*	Indicates a leased building. In the case of Orillia, Canada, only one (1) of the two (2) plants is leased.
C. OPERATIONAL STRUCTURE OF THE DEBTORS
     Pliant currently has thirteen (13) domestic and foreign subsidiaries. The integrated operations of Pliant and its domestic and foreign subsidiaries are divided into four operating segments corresponding generally to major product groups: (a) specialty films (the “Specialty Films Segment”), (b) printed products (the “Printed Products Segment”), (c) industrial films (the “Industrial Films Segment”), and (d) engineered films (the “Engineered Films Segment”).
     1. Specialty Films Segment
     The Specialty Films Segment, which accounted for 21.1% of the Company’s consolidated net sales in 2008, produces personal care films, medical films, and agricultural films.
          (a) Personal Care Films. The Company is a leading producer of personal care films used in disposable diapers, feminine care products and adult incontinence products. Typically, personal care films must meet diverse and highly technical specifications. For example, many of these films must “breathe,” allowing water vapors to escape, and in some applications, the softness or “quietness” of the film is important, as in adult incontinence products.
          (b) Medical Films. The Company is a specialized niche manufacturer of medical films, and its medical films are used in disposable surgical drapes and gowns. The Company also produces protective packaging for medical supplies, such as disposable syringes and intravenous fluid bags, and packaging for disposable medical devices. The Company’s medical films are manufactured to meet stringent barrier requirements and must be able to withstand varied sterilization processes. For example, a sterile barrier is necessary to provide and assure the integrity of the devices and to prevent contamination and tampering.
          (c) Agricultural Films. The Company is a leading manufacturer of polyethylene mulch films that are sold to fruit and vegetable growers and to nursery operators. The Company’s mulch films are used extensively in North America and Latin America and the primary consumers of such films are commercial growers of crops like peppers, tomatoes, cucumbers and strawberries. These crops are typically planted on raised beds that are tightly covered with mulch film. The mulch film eliminates or retards weed growth, significantly reduces the amount of water required by plants, controls soil bed temperatures for ideal growing conditions and allows easy application of fertilizer.
     2. Printed Products Segment
     The Printed Products Segment accounted for 20.1% of the Company’s consolidated net sales in 2008. The Printed Products Segment provides printed rollstock, bags and sheets used to package consumer goods. Printed bags and rollstocks are sold to bakeries, fresh and frozen food processors, manufacturers of personal care products, textile manufacturers and other dry goods processors. Bread and bakery bags represent a significant portion of the Company’s printed products business. The Printed Products Segment produces approximately four billion bread and bakery bags each year.
     The Printed Products Segment also includes the Company’s non-debtor Mexican subsidiary, Pliant de Mexico S.A. de C.V., which is a leading producer of printed products for Mexico and other Latin American countries. Pliant de Mexico S.A. de C.V. also produces personal care and barrier films for these markets. In 2008, approximately 25% of the Company’s total printed products sales were sold in Mexico and Latin America.
     3. Industrial Films Segment
     The Industrial Films Segment, which accounted for 29.7% of the Company’s consolidated net sales in 2008, manufactures stretch, shrink and PVC films. In 2007, approximately 27% of the Company’s industrial films sales were outside the United States, primarily in Canada, Europe and Australia. The Company’s customers in this segment include national distributors, such as Bunzl and Xpedx; grocery chains, such as A&P, Kroger, Publix and Safeway; and end-users, such as P&G, Costco, and Wal-Mart.
          (a) Stretch and Shrink Films. Stretch and shrink films are used on packaging. For example, stretch films are used to bundle, unitize and protect palletized loads during shipping and storage. These films continue to replace more traditional packaging, such as corrugated boxes and metal strapping, because of their lower cost, higher strength, and ease of use. The Company is North America’s fourth largest producer of stretch films.
          (b) PVC Films. The Company’s PVC films are used by supermarkets, delicatessens and restaurants to wrap meat, cheese and produce. Use of PVC films in these applications is preferred because of the films’ clarity, elasticity and cling. The Company also produces PVC films for laundry wrap and other industrial applications. In addition, the Company produces individually packaged rolls of PVC film for consumer household use where the film is packaged in cartons (cutterboxes) with serrated edges or slide-cutters, and sold into bulk retail and food service markets in North America, Latin America and Asia. The Company is also a leading producer of PVC films in Australia and the second largest producer in Europe.

     4. Engineered Films Segment
     The Engineered Films Segment accounted for 32.3% of the Company’s consolidated net sales in 2008. Engineered films are a key component in a wide variety of flexible packaging products. These films are used in packaging for end-use markets such as coffee, confections, snacks, fresh produce, lidding, and hot-fill liquids. Generally, the engineered films add value by providing the final packaging product with specific performance characteristics, such as moisture, oxygen or odor barriers, ultraviolet protection or desired sealant properties. Because engineered films are sold for their sealant, barrier or other properties, they must meet stringent performance specifications established by the customer, including gauge control, clarity, sealability and width accuracy. The Company is a leader in introducing new engineered film products to meet flexible packaging industry trends and specific customer needs. The Company is one of North America’s leading manufacturers of polyethylene-based sealant films.
     The Company also manufactures a variety of barrier and custom films, primarily for smaller, but profitable, niche segments in flexible packaging and industrial markets. The Company is also a leading manufacturer of barrier films for liners in multi-wall pet food packaging.
D. MANAGEMENT OF THE DEBTORS
     1. Existing Board of Directors
     The board of directors of Pliant currently consists of seven (7) members. The holders of Pliant’s common stock have the right to designate five (5) directors, one of which is Pliant’s Chief Executive Officer. The holders of Pliant’s Series AA Preferred Stock have the right to designate two (2) directors. Six (6) of the seven (7) directors are independent directors under the listing standards of NASDAQ Stock Market, Inc.
     Set forth below are the directors of Pliant, as of the date of the filing of this Disclosure Statement.

Name	Position
Harold C. Bevis	Director, President and Chief Executive Officer
John D. Bowlin	Director and Non-Executive Chairman
Eugene I. Davis	Director
David G. Elkins	Director
Edward A. Lapekas	Director
Stephen V. McKenna	Director
Timothy J. Walsh	Director
     2. Board of Reorganized Pliant
     Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, on the Effective Date the initial directors and officers of Reorganized Pliant shall be the persons identified in Exhibit 5.4(b) to the Plan, to be provided in the Plan Supplement. On the Effective Date, the board of directors of Reorganized Pliant shall have eight (8) members constituted as follows: (i) a majority of the directors shall be designated by the

Investor Group holders and (ii) the Non-Investor Group shall have the right to designate a whole number (rounding down) of directors to the Board that is closest to the product of the aggregate ownership percentage of Non-Investor Group Holders at such date and the authorized number of directors on the board at such date, provided that, the Non-Investor Group shall have the right to designate at least one director to the board so long as the Non-Investor Group holders collectively own in the aggregate at least 10% of the outstanding New Common Stock. Thereafter, the Certificate of Incorporation and the Reorganized Pliant Shareholders Agreement shall govern the designation of directors. In addition, the boards of directors of the other Reorganized Debtors shall consist of members of the board of directors of Reorganized Pliant, or such other persons as are designated by the board of directors of Reorganized Pliant. Pursuant to section 1129(a)(5) of the Bankruptcy Code, the Debtors will disclose in Exhibit 5.4(b) to the Plan, to be provided in the Plan Supplement, the identity and affiliations of any person proposed to serve on the initial board of directors of Reorganized Pliant, and to the extent such person is an insider other than by virtue of being a director, the nature of any compensation for such person. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the Certificate of Incorporation, the By-Laws, any other organizational documents of the Reorganized Debtors, and applicable law. Each member of the current board of directors of each of the Debtors will be deemed to have resigned on the Effective Date
     3. Executive Officers
     Set forth below are the senior executive officers of Pliant, as of the date of the filing of this Disclosure Statement, elected by Pliant’s board of directors and each officer’s position within Pliant. The Proponents currently anticipate that some or all of these senior executive officers shall maintain their current positions following the Effective Date of the Plan. A final list of officers of Reorganized Pliant will be provided in the Plan Supplement.

Name	Position
Harold C. Bevis	President, Chief Executive Officer and Director
Stephen T. Auburn	Vice President, General Counsel and Secretary
Keith Brechtelsbauer	Divisional Vice President and General Manager—Specialty Films
R. David Corey	Executive Vice President and Chief Operating Officer
Gabriele Ditsch	Managing Director—Germany
Timothy M. French	Managing Director—Canada
Greg E. Gard	Senior Vice President, Technology & Innovation
James L. Kaboski	Vice President and General Manager—Printed Products
James M. Kingsley	Senior Vice President, Business Development
Joseph J. Kwederis	Senior Vice President, Finance & Accounting
Robert J. Maltarich	Vice President and General Manager—PVC Products
Thomas C. Spielberger	Senior Vice President and Chief Financial Officer
Kenneth J. Swanson	Senior Vice President and President, Engineered Films Group

E. INFORMATION REGARDING APOLLO
     Apollo is an affiliate of Apollo Management, L.P. (“Apollo Management”). Founded in 1990, Apollo Management is a leading global alternative asset manager with a track record of successful private equity, distressed debt and mezzanine investing. Apollo Management raises, invests and manages private equity and credit-oriented capital markets funds on behalf of some of the world’s most prominent pension and endowment funds as well as other institutional and individual investors.
     As of September 30, 2008, Apollo Management had assets under management in excess of $41 billion in private equity, hedge funds, distressed debt and mezzanine funds invested across a core group of industries where Apollo Management has considerable knowledge and resources. The entities that collectively constitute Apollo Fund VI own Apollo’s holdings of Pliant’s Second Lien Notes as well as having an equity interest in Berry Plastics.6 Apollo Fund VI has total committed capital of $10.1 billion.
     The funds managed by Apollo Management have broad holdings across numerous industries, including in their portfolio, among other companies, Berry Plastics, CEVA Logistics, AMC Entertainment, Affinion, Claire’s Stores, Harrah’s Entertainment, Jacuzzi Brands, Momentive Performance Products, Norwegian Cruise Lines, Rexnord, Smart and Final and Verso Paper.
F. INFORMATION REGARDING BERRY PLASTICS CORPORATION
     1. Overview
     Berry Plastics Corporation (“Berry”) is a leading manufacturer and marketer of plastic packaging products, plastic film products, specialty adhesives and coated products. Berry manufactures a broad range of innovative, high quality packaging solutions using its collection of over 1,800 proprietary molds and an extensive set of internally developed processes and technologies. Berry’s principal products include containers, drink cups, bottles, closures and overcaps, tubes and prescription containers, trash bags, stretch films, plastic sheeting, and tapes which it sells into a diverse selection of attractive and stable end markets, including food and beverage, healthcare, personal care, quick service and family dining restaurants, custom and retail, agricultural, horticultural, institutional, industrial, construction, aerospace, and automotive. Berry sells packaging solutions to approximately 13,000 customers, ranging from large multinational corporations to small local businesses consisting of a favorable balance of leading national blue-chip customers as well as a collection of smaller local specialty businesses. The unique combination of leading market positions, proven management team, product and customer diversity and manufacturing and design innovation provides a variety of growth opportunities. Berry’s top 10 customers represented approximately 21% of its fiscal 2008 net sales with no customer accounting for more than 6% of fiscal 2008 net sales. The average length of the relationship with these customers was 22 years. Additionally, Berry operates 68 strategically located manufacturing facilities and has extensive distribution capabilities.

[6]	Apollo Fund VI comprises Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P.

     2. Ownership of Berry
     Berry is a wholly owned subsidiary of Berry Plastics Group, Inc. (“Berry Holding”). Apollo Investment Fund VI, L.P. and Apollo Investment Fund V, L.P. collectively own 79% of Berry Plastics Group. Graham Berry Holdings, LP, of which Graham Berry Holdings II, L.P. is the sole member and general partner, owns 7% of Berry. Additionally, the directors and executive officers of Berry as a group own 14% of Berry.
     3. Historical Operating Results
     During Berry’s last fiscal year ended September 28, 2008, revenues increased 15% to $3.5 billion from $3.0 billion in the prior year. The cost of goods sold was $3,019.3 million, increasing from the previous year due to acquisitions and the increased cost of Resin and other materials. Gross profit increased by $22.2 million to $493.8 million or 14% of net sales compared to the last year.
     Year to date net sales were $2.4 billion for the fiscal 2009 third quarter. Year to date net cash provided by operating activities was $339.8 million for the fiscal 2009 third quarter which represents a $294.5 million increase from $45.3 million for the fiscal 2008 third quarter. Berry’s Adjusted EBITDA, which is a non-GAAP measure, for the twelve months ended June 27, 2009, was $512.7 million.
     4. Selected Financial Information
     The following table presents selected historical financial data for Berry and Tyco Plastics & Adhesives (Predecessor) and should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the respective financial statements and notes to the financial statements included in Berry’s Form 10-K filed with the SEC December 16, 2008.

				Predecessor
	Successor			Period from
			Period from	October 1,
	Year ended	Year ended	February 17 to	2005 to	Year ended	Year ended
	September	September 29,	September 30,	February 16,	September 29,	September
($ in millions)	27, 2008	2007	2006	2006	2005	29, 2004
Statement of Operations Data:
Net sales(1)	$3,513.1	$3,055.0	$1,138.8	$666.9	$1,725.2	$1,658.8
Cost of sales	3,019.3	2,583.4	1,022.9	579.0	1,477.4	1,366.2

Gross profit	493.8	471.6	115.9	87.9	247.8	292.6
Charges and allocations from Tyco and affiliates	—	—	—	10.4	56.4	65.0
Selling, general and administrative expenses	340.0	321.5	107.6	50.0	124.6	130.2
Restructuring and impairment charges, net	9.6	39.1	0.6	0.6	3.3	57.9
Other operating expenses	32.8	43.6	—	—	—	—

Operating income	111.4	67.4	7.7	26.9	63.5	39.5
Other expense	—	37.3	12.3	—	—	—
Interest expense, net	261.7	237.6	46.5	2.1	4.5	6.3
Interest expense (income), net—Tyco and affiliates	—	—	—	5.5	11.2	(1.7)

				Predecessor
	Successor			Period from
			Period from	October 1,
	Year ended	Year ended	February 17 to	2005 to	Year ended	Year ended
	September	September 29,	September 30,	February 16,	September 29,	September
($ in millions)	27, 2008	2007	2006	2006	2005	29, 2004
Income (loss) before income taxes	(150.3)	(207.5)	(51.1)	19.3	47.8	34.9
Income tax expense (benefit)	(49.2)	(88.6)	(18.1)	1.6	3.8	2.4
Minority interest	—	(2.7)	(1.8)	—	—	0.2

Net income (loss)	$(101.1)	$(116.2)	$(31.2)	$17.7	$44.0	$32.3

(1)	Net sales includes related party sales of $11.6 million for the period from October 1, 2005 to February 16, 2006 and $23.4 million and 26.0 million for the years ended September 30, 2005 and 2004, respectively. Additionally, revenue is presented net of certain rebates paid to customers.
     5. Officers and Directors
     The following table provides information as of September 28, 2008 regarding the executive officers, officers and members of the board of directors of Berry Holding, of which Berry is a wholly owned subsidiary.

Name	Age	Title
Ira G. Boots	54	Chairman, Chief Executive Officer and Director
R. Brent Beeler	55	President and Chief Operating Officer
James M. Kratochvil	52	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Anthony M. Civale	34	Director
Patrick J. Dalton	40	Director
Donald C. Graham	75	Director
Steven C. Graham	49	Director
Joshua J. Harris	44	Director
Robert V. Seminara	37	Director
     The following table provides information regarding the executive officers, officers and members of the board of directors of Berry.

Name	Age	Title
Ira G. Boots	54	Chairman, Chief Executive Officer and Director
R. Brent Beeler	55	President and Chief Operating Officer
James M. Kratochvil	52	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Anthony M. Civale	34	Director
Robert V. Seminara	37	Director

     Ira G. Boots has been Chairman of the Board and Chief Executive Officer since June 2001 of Berry Holding and Berry Plastics Corporation, and a Director of Berry Holding and Berry Plastics Corporation since April 1992.  Prior to that, Mr. Boots served as Chief Operating Officer of Berry Plastics Corporation since August 2000 and Vice President of Operations, Engineering and Product Development of Berry Plastics Corporation since April 1992.  Mr. Boots was employed by Berry’s predecessor company from 1984 to December 1990 as Vice President, Operations.
     R. Brent Beeler was named President and Chief Operating Officer of Berry Holding and Berry Plastics Corporation in May 2005.  He formerly served as President—Containers and Consumer Products of Berry Plastics Corporation since October 2003 and has been an Executive Vice President of Berry Holding since July 2002.  He had been Executive Vice President and General Manager—Containers and Consumer Products of Berry Plastics Corporation since October 2002 and was Executive Vice President and General Manager—Containers since August 2000.  Prior to that, Mr. Beeler was Executive Vice President, Sales and Marketing of Berry Plastics Corporation since February 1996 and Vice President, Sales and Marketing of Berry Plastics Corporation since December 1990.  Mr. Beeler was employed by Berry’s predecessor company from October 1988 to December 1990 as Vice President, Sales and Marketing and from 1985 to 1988 as National Sales Manager.
     James M. Kratochvil has been Executive Vice President, Chief Financial Officer, Treasurer and Secretary of Berry Holding and Berry Plastics Corporation since December 1997.  He formerly served as Vice President, Chief Financial Officer and Secretary of Berry Plastics Corporation since 1991, and as Treasurer of Berry Plastics Corporation since May 1996.  He formerly served as Vice President, Chief Financial Officer and Secretary of Berry Holding since 1991.  Mr. Kratochvil was employed by Berry’s predecessor company from 1985 to 1991 as Controller.
     Anthony M. Civale has been a member of Berry’s Board of Directors since the consummation of the merger with Covalence Specialty Materials Holding Corp.  Mr. Civale is a Partner at Apollo Management, where he has worked since 1999.  Prior to that time, Mr. Civale was employed by Deutsche Bank Securities in the Financial Sponsors Group within its Corporate Finance Division.  Mr. Civale also serves on the board of directors of Harrah’s Entertainment, Inc. and Prestige Cruises.
     Patrick J. Dalton has been a member of Berry’s Board of Directors since the consummation of the merger with Covalence Specialty Materials Holding Corp. Mr. Dalton joined Apollo Management in June 2004 as a partner and as a member of Apollo Investment Management’s (“AIM”) Investment Committee. Mr. Dalton is the President and Chief Operating Officer of Apollo Investment Corporation (NASDAQ: AINV). Mr. Dalton is also the Chief Investment Officer of AIM. Before joining Apollo, Mr. Dalton was a vice president with Goldman, Sachs & Co.’s Principal Investment Area with a focus on mezzanine investing since 2000. From 1990 to 2000, Mr. Dalton was a Vice President with the Chase Manhattan Bank where he worked most recently in the Acquisition Finance Department. Mr. Dalton graduated from Boston College with a BS in Finance and received his MBA from Columbia Business School.

     Donald C. Graham founded the Graham Group, an industrial and investment concern, and has been a member of Berry’s Board of Directors since the consummation of the merger with Covalence Specialty Materials Holding Corp.  The Graham Group is engaged in a broad array of businesses, including industrial process technology development, capital equipment production, and consumer and industrial products manufacturing.  Mr. Graham founded Graham Packaging Company, in which he sold a controlling interest in 1998.  The Graham Group’s three legacy industrial businesses operate in more than 80 locations worldwide, with combined sales of more than $2.75 billion.  Mr. Graham currently serves on the board of directors of Western Industries, Inc., Supreme Corq LLC, National Diversified Sales, Inc., Infiltrator Systems, Inc., Touchstone Wireless Repair and Logistics LP, Nurture, Inc., Graham Engineering Corporation and Graham Architectural Products Corporation.
     Steven C. Graham founded Graham Partners and has been a member of Berry’s Board of Directors since the consummation of the merger with Covalence Specialty Materials Holding Corp.  Prior to founding Graham Partners in 1998, Mr. Graham oversaw the Graham Group’s corporate finance division starting in 1988.  Prior to 1988, Mr. Graham was a member of the investment banking division of Goldman, Sachs & Co., and was an Acquisition Officer for the RAF Group, a private equity investment group.  Mr. Graham currently serves on the board of directors of Graham Architectural Products Corporation, Western Industries, Inc., National Diversified Sales, Inc., HB&G Building Products, Inc., Nailite International, Inc., Dynojet, Inc., Supreme Corq LLC, Line-X, LLC, Abrisa Industrial Glass, Inc., Infiltrator Systems, Inc., The Masonry Group LLC, Aerostructures Acquisition, LLC, Transaxle LLC, and ICG Commerce Holdings, Inc.
     Joshua J. Harris has been a member of Berry’s Board of Directors since the consummation of the merger with Covalence Specialty Materials Holding Corp.  Mr. Harris is Managing Partner of Apollo Management, L.P. which was started in 1990. Prior to 1990, Mr. Harris was a member of the Mergers and Acquisitions Group of Drexel Burnham Lambert Incorporated. Mr. Harris currently also serves on the boards of directors of the general partner of AP Alternative Assets, Apollo Global Management, LLC, Ceva Logistics, Hexion Specialty Chemicals, Momentive Performance Materials, and Noranda Aluminum. Mr. Harris has previously served on the boards of directors of Verso Paper, Metals USA, Nalco, Allied Waste Industries, Pacer International, General Nutrition Centers, Furniture Brands International, Compass Minerals Group, Alliance Imaging, NRT Inc., Covalence Specialty Materials, United Agri Products, Quality Distribution and Whitmire Distribution.
     Robert V. Seminara has been a member of Berry’s Board of Directors since the consummation of the merger with Covalence Specialty Materials Holding Corp.  Mr. Seminara is a Partner at Apollo Management, where he has worked since 2003.  Prior to that time, Mr. Seminara was a managing director of Evercore Partners LLC.  Mr. Seminara also serves on the boards of directors of Hexion Specialty Chemicals, Inc. and SkyLink Aviation Inc.
G. DEBT AND CAPITAL STRUCTURE OF THE DEBTORS
     1. 2006 Bankruptcy
     On January 3, 2006 (the “2006 Petition Date”), each of the Debtors herein (the “2006 Debtors”) filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code in the

United States Bankruptcy Court for the District of Delaware (collectively, the “2006 Cases”). The 2006 Cases were assigned to United States Bankruptcy Judge Mary F. Walrath and were jointly administered under the caption “In re: Pliant Corporation, et al., Case No. 06-10001.”
     On the 2006 Petition Date, three of the 2006 Debtors—Uniplast Industries Co., Pliant Corporation of Canada Ltd. and Pliant Packaging of Canada, LLC—obtained an Initial Order (the “2006 Recognition Order”) from the Ontario Superior Court of Justice (the “Canadian Court”) recognizing their chapter 11 proceedings as “foreign proceedings” pursuant to section 18.6 of the CCAA. Pursuant to the 2006 Recognition Order, RSM Richter Inc. was appointed as information officer (the “2006 Information Officer”) for the purpose of ensuring that Canadian stakeholders and the Canadian Court were apprised of developments in the chapter 11 proceedings. The 2006 Cases were filed as part of a pre-negotiated financial restructuring of the 2006 Debtors’ balance sheet, caused primarily by a severe contraction in trade terms from their essential raw material suppliers and challenging industry conditions (namely the increase in the price of the principal raw materials—Resins—used to manufacture the 2006 Debtors’ products) in the months prior to the 2006 Petition Date. This combination of events cost the 2006 Debtors millions of dollars and severely impacted the 2006 Debtors’ liquidity, resulting in the 2006 Debtors being unable to service their debt obligations at the then existing levels.
     During the 2006 Cases, the 2006 Debtors continued to operate in the normal course of business and all of their manufacturing and research and development facilities around the world remained open and continued to serve customers.
     2. The 2006 Plan and Related Transactions
     On June 19, 2006, the 2006 Debtors filed their Fourth Amended Joint Plan of Reorganization (the “2006 Plan”). The 2006 Plan was based primarily upon a prepetition compromise and agreement with the holders of more than 66-2/3% of Pliant’s then-existing 13% Senior Subordinated Notes, the holders of a majority of the then-existing outstanding shares of Pliant’s mandatorily redeemable preferred stock and the holders of a majority of the then-existing outstanding shares of Pliant’s common stock. At its core, the 2006 Plan provided that (i) $320 million of Pliant’s 13% Senior Subordinated Notes would be exchanged for a combination of 30% of new common stock, $260 million of new Series AA Preferred Stock, certain additional consideration and up to $35 million of new debt; (ii) $278 million of Pliant’s mandatorily redeemable preferred stock would be exchanged for a combination of up to $75.5 million of new Series AA Preferred Stock and 28% of new common stock; (iii) holders of outstanding common stock would receive 42% of new common stock; and (iv) holders of claims under the First Lien Notes Indenture and Second Lien Notes Indenture and the claims of trade and other general unsecured creditors would be unimpaired. As part of the 2006 Plan, Pliant would be reincorporated in Delaware, and the new common stock, Series AA Preferred Stock and new debt would be issued by Pliant Corporation, a Delaware corporation.
     On June 23, 2006, the Bankruptcy Court entered an order confirming the 2006 Plan and the 2006 Plan became effective on July 18, 2006 (the “2006 Effective Date”). On the 2006 Effective Date, the 2006 Debtors consummated their reorganization through a series of transactions contemplated by the 2006 Plan.

     3. Description of the Debtors’ Prepetition Debt Structure
     The Debtors’ prepetition debt structure is comprised of four components: (1) the Prepetition Credit Facility (as hereinafter defined), (2) the First Lien Notes (as hereinafter defined), (3) the Second Lien Notes (as hereinafter defined), and (4) the Senior Subordinated Notes (as hereinafter defined). As of the Petition Date, these debt issuances totaled approximately $847.8 million in principal amount.
          (a) Credit Facility7. The prepetition credit facility (the “Prepetition Credit Facility”) comprises two components: (1) the Prepetition Working Capital Credit Agreement and (2) the Prepetition Fixed Asset Credit Agreement.
     Specifically, on July 18, 2006, Pliant, the Domestic Subsidiary Borrowers, Pliant Toronto, Pliant Orillia, the Australian Subsidiary Borrower, the German Subsidiary Borrower and the Mexican Subsidiary Borrower, as borrowers (collectively, the “Prepetition Working Capital Credit Borrowers”), entered into the Prepetition Working Capital Credit Agreement with the Prepetition Working Capital Lenders, Merrill Lynch Bank USA, as administrative agent (the “Prepetition Credit Facility Administrative Agent”), and Merrill Lynch Commercial Finance Corp., as sole lead arranger and book manager. Also on that date, the Foreign Subsidiary Borrowers entered into the Prepetition Fixed Asset Credit Agreement, among the lender parties thereto (the “Prepetition Fixed Asset Lenders,” and together with the Prepetition Working Capital Lenders, the “Prepetition Credit Facility Lenders”), Merrill Lynch Bank USA, as administrative agent, and Merrill Lynch Commercial Finance Corp.
     Under the Prepetition Credit Facility, separate loans were made by foreign bank lenders (the “Prepetition Foreign Lenders”) to each of the Foreign Subsidiary Borrowers (the “Prepetition Foreign Subsidiary Obligations”). Pursuant to certain guaranty and security agreements, each of the Foreign Subsidiary Guarantors guaranteed and secured each others’ Prepetition Foreign Subsidiary Obligations to the Prepetition Foreign Lenders. As more fully described below, the Foreign Subsidiary Guarantors did not, however, guarantee or otherwise secure Pliant’s, Pliant Orillia’s or the Domestic Subsidiary Borrowers’ obligations under the

[7]	For ease of reference, the following definitions shall apply to the description of the prepetition indebtedness:
“Australian Subsidiary Borrower” means, Pliant Corporation Pty Ltd.
“Domestic Subsidiary Borrowers” means, Uniplast Holdings, Inc. and Uniplast U.S., Inc.
“Foreign Subsidiary Borrowers” means, collectively, Pliant Toronto, the Australian Subsidiary Borrower, the Mexican Subsidiary Borrower and the German Subsidiary Borrower.
“Foreign Subsidiary Guarantors” means, the Foreign Subsidiary Borrowers (other than the German Subsidiary Borrower), Jacinto Mexico, S.A. de C.V. and Pliant de Mexico, S.A. de C.V.
“German Subsidiary Borrower” means, Pliant Film Products GmbH.
“Mexican Subsidiary Borrower” means, Aspen Industrial, S.A. de C.V. (“Aspen”).
“Pliant Orillia” means, Uniplast Industries Co.
“Pliant Toronto” means, Pliant Corporation of Canada Ltd.
“Subsidiary Guarantors” means, Uniplast Holdings, Inc., Pliant Corporation International, Pliant Film Products of Mexico, Inc., Pliant Packaging of Canada, LLC, Pliant Investment, Inc., Alliant Company LLC, Uniplast U.S., Inc. and Uniplast Industries Co.

Prepetition Credit Facility. Pliant’s, Pliant Orillia’s and the Domestic Subsidiary Borrowers’ obligations under the Prepetition Credit Facility are separately guaranteed and secured by the Subsidiary Guarantors.
     Pliant’s, Pliant Orillia’s and the Domestic Subsidiary Borrowers’ obligations under the Prepetition Working Capital Credit Agreement are secured by a security interest in and lien upon Pliant and the Subsidiary Guarantors’ property, including a first priority security interest in, among other things, inventory, receivables, deposit accounts, the capital stock of, or other equity interests in, existing and future domestic subsidiaries and certain first-tier foreign subsidiaries, and investment property (the “Prepetition Working Capital First Priority Collateral”) and a second priority security interest in Pliant’s and the Subsidiary Guarantors’ real property, fixtures, equipment, intellectual property and all other types of property in which a first priority security interest or lien was granted to the First Lien Noteholders as security for the First Lien Indebtedness (as defined below) (the “Prepetition Working Capital Second Priority Collateral” and together with the Prepetition Working Capital First Priority Collateral, the “Prepetition Working Capital Collateral”).
     The obligations of the Foreign Subsidiary Borrowers under the Prepetition Working Capital Credit Agreement are secured by a first priority security interest in, among other things, the German Subsidiary Borrower’s8 and the Foreign Subsidiary Guarantors’ inventory, receivables, deposit accounts, the capital stock of, or other equity interests in, existing and future domestic subsidiaries and certain first-tier foreign subsidiaries, and investment property. The obligations of the Foreign Subsidiary Borrowers under the Fixed Asset Credit Agreement are secured by a first priority security interest in, among other things, the German Subsidiary Borrower’s and the Foreign Subsidiary Guarantors’ real property, fixtures, and equipment.
     The Prepetition Credit Facility provided up to $200 million of total commitments, subject to a borrowing base and certain other limitations. As of the Petition Date, the aggregate principal amount outstanding under the Prepetition Credit Facility was approximately $167.4 million (the “Prepetition Credit Facility Indebtedness”). Of this amount, approximately $22.4 million was attributable to the Prepetition Foreign Subsidiary Obligations owed to the Prepetition Foreign Lenders and guaranteed and secured by each of the Foreign Subsidiary Guarantors. Approximately $6.4 million of the Prepetition Foreign Subsidiary Obligations was owed by Pliant Toronto, the sole Debtor Foreign Subsidiary Borrower. In addition, Aspen owed approximately $11 million, and the German Subsidiary owed $5 million under the Prepetition Credit Facility. The Prepetition Foreign Subsidiary Obligations were repaid with the proceeds of the Debtors’ postpetition financing facility.
          (b) First Lien Notes. Pliant is party to an Amended and Restated Indenture, dated as of February 17, 2004 (as amended and restated as of May 6, 2005, and supplemented as of July 18, 2006) (the “First Lien Indenture”) pursuant to which Pliant issued (a) 11-5/8% senior secured notes due 2009 (the “11-5/8% Senior Secured Notes”) and (b) 11-1/8% senior secured notes due 2009 (the “11-1/8% Senior Secured Notes,” together with the 11-5/8% Senior Secured

[8]	The German Subsidiary Borrower separately granted security interests and liens on its own collateral to secure the loans made to it under the Prepetition Working Capital Credit Agreement and Fixed Asset Credit Agreement.

Notes, the “First Lien Notes”).9 The obligations under the First Lien Indenture (the “First Lien Indebtedness”) are guaranteed by the Subsidiary Guarantors. As security for the First Lien Indebtedness, Pliant and the Subsidiary Guarantors granted to the First Lien Collateral Agent, for its benefit and the benefit of holders of the First Lien Notes (“First Lien Noteholders”), a first priority security interest and lien upon the Prepetition Working Capital Second Priority Collateral (the “Prepetition First Lien Notes First Priority Collateral”) and a second priority security interest and lien upon the Working Capital First Priority Collateral (the “Prepetition First Lien Notes Second Priority Collateral,” and together with the Prepetition First Lien Notes First Priority Collateral, the “Prepetition First Lien Notes Collateral,” and together with the Prepetition Working Capital Collateral (the “Prepetition Collateral”). As of the Petition Date, the aggregate principal amount of First Lien Notes outstanding was approximately $393.8 million, exclusive of fees.
          (c) Second Lien Notes. Pliant is party to an Indenture, dated as of May 30, 2003 (the “Second Lien Indenture”) pursuant to which Pliant issued the 11-1/8% Senior Secured Notes due 2009 (the “Second Lien Notes”). The obligations under the Second Lien Indenture (the “Second Lien Indebtedness”) are guaranteed by the Subsidiary Guarantors. As security for the Second Lien Indebtedness, Pliant and the Subsidiary Guarantors granted to the indenture trustee for the Second Lien Notes (the “Second Lien Indenture Trustee”), for its benefit and for the benefit of the Second Lien Noteholders, a second priority security interest in and lien upon the Prepetition Working Capital First Priority Collateral and the Prepetition First Lien Notes First Priority Collateral. As of the Petition Date, the aggregate principal amount outstanding under the Second Lien Notes was approximately $262.4 million, exclusive of fees.
          (d) Senior Subordinated Notes. Pliant is party to an Indenture, dated June 14, 2007 (the “Senior Subordinated Notes Indenture”), pursuant to which Pliant issued the 18% Senior Subordinated Notes due 2012 (the “Senior Subordinated Notes”). Pliant’s obligations under the Subordinated Notes Indenture are guaranteed by the Subsidiary Guarantors. As of the Petition Date, the aggregate principal and interest outstanding under the Subordinated Notes was approximately $26.3 million, exclusive of fees. The obligations under the Subordinated Notes Indenture are unsecured.
          (e) Intercreditor Agreement. The collateral agents for the Working Capital Credit Facility, the First Lien Indenture Trustee and the Second Lien Indenture Trustee are parties to an Intercreditor Agreement dated as of February 17, 2004 (the “Intercreditor Agreement”). The Intercreditor Agreement delineates the rights and obligations of the parties with respect to the liens in the Working Capital Collateral and the Fixed Asset Collateral in a bankruptcy proceeding.
     Specifically, the parties agreed that the liens granted by the Debtors enjoy the following priority structure within a bankruptcy: (i) with respect to the Prepetition Working Capital First Priority Collateral, the security interests and liens granted by Pliant and the Subsidiary Guarantors in favor of the Prepetition Credit Facility Administrative Agent to secure the

[9]	On July 18, 2006, the First Lien Notes Indenture was amended to increase the interest rate by .225% with respect to the First Lien Notes, and such additional interest is to accrue as payment-in-kind interest. As a result, the interest rate on the 11-5/8% Senior Secured Notes was increased to 11.85% per annum and the interest rate on the 11-1/8% Senior Secured Notes was increased to 11.35% per annum.

indebtedness under the Prepetition Credit Facility are senior in all respects and prior to the security interests and liens granted by Pliant and the Subsidiary Guarantors in favor of the First Lien Indenture Trustee and Second Lien Indenture Trustee to secure the First Lien Indebtedness and Second Lien Indebtedness, respectively; (ii) with respect to the Prepetition First Lien Notes First Priority Collateral, the security interests and liens granted by Pliant and the Subsidiary Guarantors in favor of the First Lien Indenture Trustee to secure the First Lien Indebtedness are senior in all respects and prior to the security interests and liens granted by Pliant and the Subsidiary Guarantors in favor of the Prepetition Credit Facility Administrative Agent and Second Lien Indenture Trustee to secure the Prepetition Indebtedness and Second Lien Indebtedness, respectively; and (iii) the security interests and liens granted by Pliant and the Subsidiary Guarantors in favor of the Second Lien Indenture Trustee to secure the Second Lien Indebtedness are junior and subordinated in all respects to the security interests and liens granted in favor of the Prepetition Credit Facility Administrative Agent with respect to the Prepetition Working Capital First Priority Collateral and the security interests and liens granted in favor of the First Lien Indenture Trustee with respect to the Prepetition First Lien Notes First Priority Collateral, respectively, and therefore the security interests and liens granted in favor of the Second Lien Indenture Trustee are in a second-priority position in both instances.
     4. Description of the Debtors’ Prepetition Equity Interests
     Pliant has two classes of preferred stock and one class of common stock. Each class of Pliant’s stock is described below.
          (a) Series AA Preferred Stock. On July 18, 2006, Pliant issued approximately 334,780 shares of Series AA Preferred Stock. On March 4, 2009, the Company filed a Form 15 with the SEC to deregister its Series AA Preferred Stock and suspend its reporting obligations under the Securities Exchange Act of 1934. As a result, the Company has ceased filing all periodic reports and forms with the SEC and the Company’s Series AA Preferred Stock is no longer quoted Over-the-Counter Bulletin Board. If the Series AA Preferred Stock has not been redeemed or repurchased by July 18, 2011, the holders of at least 40% of the outstanding shares of Series AA Preferred Stock shall have the right to cause all of the outstanding class of Series AA Preferred Stock to be converted into the number of shares of the Pliant’s common stock equal to 99.9% of the number of fully diluted shares of Pliant’s common stock after giving effect to such conversion (excluding shares, if any, of Pliant’s common stock issued to stockholders of the other party to a merger qualifying for the “Merger Exception” as defined in Pliant’s Amended and Restated Certificate of Incorporation). As of February 6, 2009, there were 17 holders of record of Pliant’s Series AA Preferred Stock. Also as of that date, J.P. Morgan Partners (BHCA), L.P. and/or its affiliates owned approximately 12.51% of the Company’s outstanding Series AA Redeemable Preferred Stock.
          (b) Series M Preferred Stock. The Series M Preferred Stock is Pliant’s only class of equity securities issued under its equity compensation plans. The Series M Preferred Stock is closely held and not publicly traded. As of December 31, 2007, all 8,000 authorized shares of Series M Preferred Stock had been issued pursuant to Pliant’s 2006 Restricted Stock Incentive Plan, and no additional shares of Series M Preferred Stock remain available for future issuance under Pliant’s equity compensation plans. Further, there are no outstanding options, warrants or rights under which any shares of the Series M Preferred Stock are to be issued. As of February 6, 2009, there were 10 holders of record of the Company’s Series M Preferred Stock.
          (c) Pliant Common Stock. As of March 12, 2008, Pliant had 97,348 shares of common stock outstanding and there were 339 holders of record of Pliant’s common stock. There is no established trading market for Pliant’s common stock. Pliant has not declared or paid any cash dividends on its common stock during the last two years and does not anticipate paying any cash dividends in the foreseeable future. As of February 6, 2009, J.P. Morgan Partners (BHCA), L.P. and/or affiliates owned approximately 51.52% of the Company’s outstanding common stock, par value $.01 per share.
H. PENDING LITIGATION INVOLVING THE DEBTORS
     As a consequence of the Debtors’ commencement of these Chapter 11 Cases, all pending claims and litigation against the Debtors in the United States have been automatically stayed pursuant to section 362 of the Bankruptcy Code.10 In addition, as discussed more fully below in Section IV.E, three of the Debtors—Uniplast Industries Co., Pliant Corporation of Canada Ltd., and Pliant Packaging of Canada, LLC (the “Canadian Debtors”)—have commenced proceedings recognizing their chapter 11 proceedings as “foreign proceedings” pursuant to section 18.6 of the CCAA. In connection therewith the Canadian Debtors anticipate that all pending claims and litigation against Uniplast Industries Co., Pliant Corporation of Canada Ltd. and Pliant Packaging of Canada, LLC in Canada will be stayed by order of the Canadian Court.
     The Debtors are involved from time to time in a variety of litigation that is incidental to their businesses. The material pending litigation related to prepetition causes of action of which the Debtors are currently aware and which may result in further litigation following the Effective Date is set forth on the attached Exhibit C. Exhibit C of the Disclosure Statement is not, and is not intended to be, a comprehensive list of all actions involving the Debtors and specifically excludes, among others, administrative actions, workers compensation actions and actions involving union grievances, and inclusion on Exhibit C is for disclosure purposes only and is not an admission, and is not intended to be an admission, of liability with respect to any claim or action.
     The Debtors do not believe that the ultimate disposition of the litigation set forth on Exhibit C will have a material adverse effect on the Debtors’ consolidated financial position, results of operations or confirmation of the Plan. To the extent any of the litigation set forth on Exhibit C is not resolved prior to the Effective Date of the Plan, the Proponents may seek to estimate claims on account of such litigation, which claims shall then be treated in accordance with the provisions of the Plan.

[10]	The plaintiffs in Tredegar Film Products Corp. v. Pliant (as more fully described on Exhibit C) have obtained limited relief from the automatic stay as reflected in the Agreed Order Granting Motion of Tredegar Film Products Corporation, et al. for Relief From the Automatic Stay to Continue the Prosecution of a Non-Bankruptcy Litigation Claim Pending in the Circuit Court of Cook County, Illinois (Chapter 11 Cases Docket No. 471) (the “Tredegar Order”). For further details concerning the scope of relief granted by the Bankruptcy Court, parties should consult the Tredegar Order.

I. AVOIDANCE ACTIONS
     A number of transactions occurred prior to the Petition Date that may have given rise to claims, including preference actions, fraudulent transfers, and conveyance actions, rights of setoff and other claims or causes of action under sections 510, 544, 547, 548, 549, 550 and/or 553 of the Bankruptcy Code and other applicable bankruptcy or non-bankruptcy law.
     1. Preference Actions
     Under section 547 of the Bankruptcy Code, a debtor may seek to avoid and receive certain prepetition payments and other transfers made by the debtor to or for the benefit of a creditor in respect of an antecedent debt, if such transfer (i) was made when the debtor was insolvent and (ii) enabled the creditor to receive more than it would receive in a hypothetical liquidation of the debtor under chapter 7 of the Bankruptcy Code where the transfer had not been made. Transfers made to a creditor that was not an “insider” of the debtor are subject to these provisions generally only if the payment was made within 90 days prior to the debtor’s filing a petition under chapter 11 of the Bankruptcy Code (the “Preference Period”). Under section 547 of the Bankruptcy Code, certain defenses, in addition to the solvency of the debtor at the time of the transfer and the lack of preferential effect of the transfer, are available to a creditor from which a preference recovery is sought. Among other defenses, a debtor may not recover a payment to the extent such payment was part of a substantially contemporaneous exchange between the debtor and the creditor for new value given to the debtor. Further, a debtor may not recover a payment if such payment was made, and the related obligation was incurred, in the ordinary course of business of both the debtor and the creditor. The debtor has the initial burden of proof of demonstrating the existence of all the elements of a preference and is presumed to be insolvent during the Preference Period. The creditor has the initial burden of proof as to the aforementioned defenses.
     As mentioned elsewhere herein, the Debtors’ Statements of Financial Affairs provide information concerning certain payments or other transfers of property made by the Debtors to creditors during the Preference Period. The Proponents believe that the vast majority of the parties that received payments from the Debtors during the Preference Period are either suppliers providing goods critical to the operation of the Debtors’ business and/or that such parties would be able to assert one or more of the aforementioned defenses. As a result, as set forth in Section 10.2(f) of the Plan, the Proponents have decided to waive claims, rights or causes of action under section 547 of the Bankruptcy Code and the ability to disallow any Claim to the extent the Holder thereof received and did not return a transfer avoidable under section 547 of the Bankruptcy Code.
     2. Fraudulent Transfer and Conveyance Actions
     Under sections 548 and 544 of the Bankruptcy Code, a debtor may seek to recover certain fraudulent transfers and conveyances. Generally, a conveyance or transfer is fraudulent if (i) it was made with the actual intent to hinder, delay, or defraud a creditor (i.e., an intentional fraudulent conveyance) or (ii) reasonably equivalent value was not received by the transferee in exchange for the transfer and the debtor was insolvent at the time of the transfer, was rendered insolvent as a result of the transfer or was left with insufficient capitalization as a result of the transfer (i.e., a constructive fraudulent conveyance). Two primary sources of fraudulent conveyance law exist in a chapter 11 case.
     The first source of fraudulent conveyance law in a chapter 11 case is section 548 of the Bankruptcy Code under which a debtor in possession or bankruptcy trustee may avoid fraudulent transfers that were made or incurred within two years before the date the bankruptcy case was filed.
     The second source of a fraudulent conveyance law in a chapter 11 case is section 544 of the Bankruptcy Code—the so-called strong-arm provision—under which the debtor in possession (or creditors with Bankruptcy Court permission) may have the rights of a creditor under state law to avoid transfers as fraudulent. State fraudulent conveyance laws generally have statutes of limitations longer than two years and are applicable in a bankruptcy proceeding pursuant to section 544 of the Bankruptcy Code if the statute of limitations with respect to a transfer has not expired prior to the filing of the bankruptcy case. If such statute of limitations has not yet expired, the debtor in possession (or creditors with Bankruptcy Court permission) may bring the fraudulent conveyance claim within the time period permitted by section 546 of the Bankruptcy Code notwithstanding whether the statute of limitations period expires prior to the expiration of such time.
     Although the Debtors have not conducted a comprehensive analysis of fraudulent transfer and conveyance actions, they are not currently aware of any such transfers constituting fraudulent transfers or conveyances that would result in a meaningful recovery for the estates.
J. EVENTS LEADING UP TO CHAPTER 11
     The Company emerged from bankruptcy in July 2006 with a five-year financial plan to reduce costs and improve productivity. The Company also undertook various strategic capital investments aimed at fostering accretive growth, made substantial progress in reestablishing favorable trade terms with its vendors and strengthening its relationships with its customers and also took steps to reduce inventory, cut headcount, freeze salaries and eliminate fixed overhead costs where appropriate, as well as to modernize equipment, improve efficiencies and reduce operating costs.
     While these efforts positively impacted the Company’s financial performance in 2006 and 2007, the Company still faced significant challenges as a result of declining overall market demand, increased competitive pressures and higher Resin prices, all coupled with severe contractions in commercial lending markets. The spike in crude oil and natural gas prices in the summer of 2008 increased not only the price of Resins, but also the cost of energy and transportation necessary to the manufacturing and delivery processes. The Company was also harmed by the dramatic changes in capital markets, which made refinancing the First Lien Notes and Second Lien Notes maturing in mid-2009 on similar or even better terms impossible.
     In light of the Debtors’ liquidity and looming debt maturities in the fall of 2008, it became apparent to the board of directors of Pliant that the Debtors would likely need to seek a financial restructuring through chapter 11 proceedings. The board of directors requested that Jefferies, the Debtors’ financial advisors, conduct a valuation of Pliant. In late 2008, Jefferies presented the initial results of its valuation to the board, and on the basis of the evaluation by

Jefferies, the Company determined that the First Lien Notes were the so-called “fulcrum” security entitled to receive the equity in the reorganized company, and determined that the Second Lien Notes, Senior Subordinated Notes and General Unsecured Claims were “out of the money.” Based upon this conclusion, the board instructed the Debtors’ management and the Debtors’ professionals to commence negotiations with the First Lien Noteholders concerning the terms of a consensual restructuring resulting in the Debtors’ pre-negotiated Debtors’ Plan (as defined herein) and commencement of these Chapter 11 Cases.
IV. EVENTS DURING THE CHAPTER 11 CASES
     On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Bankruptcy Court. The Debtors’ bankruptcy cases have been assigned to United States Bankruptcy Judge Mary F. Walrath and have been administratively consolidated under case number 09-10443 (MFW). The following is a brief description of certain major events that have occurred during the Chapter 11 Cases in connection with the consummation of the Plan.
A. PROCEDURAL MOTIONS
     On the Petition Date, the Debtors filed the Motion of the Debtors for an Order Directing Joint Administration of Related Chapter 11 Cases requesting procedural consolidation of these Chapter 11 Cases for ease of administration. The Bankruptcy Court approved the motion on February 12, 2009.
B. OTHER “FIRST-DAY” MOTIONS
     On the Petition Date, the Debtors filed a number of motions seeking typical “first-day” relief in their Chapter 11 Cases. The purpose of such motions was to ensure that the Debtors were able to transition into the chapter 11 process with as little disruption to their businesses as possible and to enable the Debtors’ businesses to function smoothly while the chapter 11 process is pending. Specifically, on the Petition Date, the Debtors filed “first-day” motions seeking authority to, among other relief, (i) pay prepetition wages and other benefits to their employees, (ii) honor prepetition customer obligations and continue customer programs, (iii) pay certain prepetition claims of shippers, warehousemen and other lien claimants, (iv) make payments to certain prepetition creditors that are vital to the Debtors’ uninterrupted operations, (v) continue use of their existing cash management system, bank accounts and business forms, (vi) make tax payments to federal, state and local taxing authorities on an uninterrupted basis, (vii) pay the prepetition commissions of the Debtors’ brokers and (viii) prohibit utility companies from discontinuing, altering or refusing service. A description of the relief requested in these motions is attached hereto as Exhibit D.
C. APPROVAL OF DEBTOR-IN-POSSESSION FINANCING
     In order to ensure sufficient liquidity to continue their operations while they restructure under chapter 11, through the Motion for Interim and Final Orders (I) Authorizing the Debtors to (A) Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 363(c), 363(e), 364(c), 364(d)(1), and 364(e); and (B) Utilize Cash Collateral of Prepetition Secured Parties; (II) Granting Adequate Protection to Prepetition Secured Parties; (III) Scheduling a Final

Hearing Pursuant to Bankruptcy Rules 4001(b) and 4001(c); and (IV) Granting Related Relief (the “DIP Motion”), the Debtors requested authority to, among other things, obtain secured postpetition financing consisting of a multiple draw secured term loan facility in an aggregate principal amount not to exceed $75 million, utilize cash collateral of prepetition secured parties, and grant adequate protection to prepetition secured parties.
     After a hearing held on February 12, 2009, the Bankruptcy Court entered an order on February 13, 2009 approving the DIP Motion on an interim basis (the “Interim DIP Order”). Also on February 13, 2009, the Debtors entered into the Secured Super-Priority Debtor-In-Possession Multiple Draw Term Loan Agreement (as amended on March 20, 2009 and as may be subsequently amended or modified from time to time (the “DIP Facility Agreement”), by and among Pliant, as borrower, the subsidiaries of Pliant party thereto, as guarantors, The Bank of New York Mellon, as administrative agent, and the lenders from time to time party thereto (collectively, the “DIP Facility Lenders”). The DIP Facility Agreement provides for a facility in an aggregate amount of $75,000,000, consisting of (a) an initial draw upon the entry of the Interim DIP Order in an aggregate principal amount of $25,000,000 and (b) upon entry of the Final DIP Order (as defined below), up to three (3) additional drawings in the aggregate principal amount not to exceed $25,000,000 and, subject to the satisfaction of the Foreign Debt Draw Conditions (as defined therein), an additional drawing in an aggregate principal amount not to exceed $25,000,000 to repay the Foreign Debt (as defined and discussed in greater detail below). Once repaid, the loans incurred under the DIP Facility Agreement cannot be reborrowed.
     After a hearing held on March 20, 2009, the Bankruptcy Court entered an order approving the DIP Motion on a final basis (as may be amended or modified from time to time, the “Final DIP Order”). The Final DIP Order approved the DIP Facility Agreement on a final basis and authorized the Debtors on a final basis to use cash collateral. The Debtors’ obligations under the DIP Facility Agreement are secured by valid, binding, enforceable, perfected security interests and liens in substantially all assets of the Debtors, as well as super-priority administrative expense claims. In particular, pursuant to the terms of the Final DIP Order, the DIP Facility Lenders were granted (i) a first priority perfected lien on, and security interest in, all present and after acquired property of the Debtors not subject to a lien or security interest on the Petition Date, (ii) a junior perfected lien on, and security interest in, all property of the Debtors that was subject to a perfected lien or security interest on the Petition Date or subject to a lien or security interest in existence on the Petition Date that is perfected subsequent thereto as permitted by the Bankruptcy Code, other than the liens and security interests on property subject to priming liens pursuant to clause (iii), and (iii) a first priority, perfected senior priming lien on, and security interest in, all property of the Debtors that was subject to a perfected lien or security interest on the Petition Date, subject only to (a) the Carve-Out (as defined in the Final DIP Order), (b) the liens of Prepetition Working Capital Agent and Prepetition Working Capital Lenders in the Prepetition Working Capital First Priority Collateral and the Postpetition Working Capital First Priority Collateral and the liens of the Prepetition Fixed Asset Agent and the Prepetition Fixed Asset Lenders under the Prepetition Fixed Asset Credit Agreement11 and

[11]	The Final DIP Order provides that the liens and security interests granted in favor of the DIP Agent and DIP Facility Lenders with respect to the assets of Pliant Toronto shall be senior to the liens of the Prepetition Working Capital Agent, the Prepetition Working Capital Lenders, the Prepetition Fixed Asset Agent and the Prepetition Fixed Asset Lenders on such assets upon the repayment in full in cash of the

(c) a valid perfected lien that is a “Customary Permitted Lien” (as defined in the DIP Facility Agreement) and expressly permitted in the DIP Facility Agreement to be senior to the DIP facility liens.
     As adequate protection for the use of cash collateral and the priming of their liens, the Final DIP Order granted (x) the Prepetition Working Capital Agent and Prepetition Working Capital Lenders replacement liens, superpriority administrative expense claims and current payment of cash interest at the default rate and of legal and financial advisory fees, (y) the First Lien Indenture Trustee, the First Lien Collateral Agent and the First Lien Noteholders replacement liens, superpriority administrative expense claims, current accrual of payment-in-kind interest at the default contract rate and current payment of legal and financial advisory fees and (z) the Second Lien Indenture Trustee and the Second Lien Noteholders replacement liens and superpriority administrative expense claims, each as more specifically set forth in the Final DIP Order.
D. FUNDING OF FOREIGN NON-DEBTOR SUBSIDIARIES
     In order to preserve their overall enterprise value and to avoid a significant disruption of worldwide business operations, the Debtors believed that it was necessary to advance funds to certain of their non-Debtor foreign subsidiaries and Pliant Corporation of Canada Ltd. to satisfy certain foreign debt obligations under the Prepetition Credit Facility, thereby preventing foreclosure on the assets of the non-Debtor foreign subsidiaries. Accordingly, through the Motion of the Debtors for an Order Pursuant to 11 U.S.C. §§ 105(a) and 363 Authorizing, but not Directing, the Debtors to Advance Funds to Certain Foreign Draw Subsidiaries (the “Foreign Draw Motion”), the Debtors requested authority to advance approximately $22,379,000 in cash to (i) Pliant Film Products GmbH, (ii) Pliant Corporation Pty Ltd., (iii) ASPEN Industrial S.A. de C.V., (iv) Jacinto Mexico, S.A. de C.V., (v) Pliant de Mexico, S.A. de C.V. and (vi) Pliant Corporation of Canada Ltd. (collectively, the “Foreign Draw Subsidiaries”).
     After a hearing held on March 20, 2009, the Bankruptcy Court entered an order granting the Foreign Draw Motion. On April 9, 2009, the Debtors repaid the obligations of the Foreign Draw Subsidiaries under the Prepetition Credit Facility.
E. RECOGNITION BY CANADIAN COURT
     The businesses and operations of the Canadian Debtors are integral to the overall businesses of the Debtors, and efforts to restructure the Debtors will necessarily involve the Canadian Debtors and be conducted on a global basis. In addition, the Canadian Debtors have integrated management and financing in common with all of the Debtors and share a number of key suppliers and creditors with the Debtors. As a result, on February 11, 2009, the Canadian Debtors obtained an initial order (the “Recognition Order”) from the Ontario Superior Court of Justice (the “Canadian Court”) recognizing their chapter 11 proceedings as “foreign proceedings” pursuant to Section 18.6 of the CCAA.

outstanding obligations of Pliant Toronto as borrower or guarantor under the Prepetition Working Capital Credit Agreement and the Prepetition Fixed Asset Credit Agreement. The aforementioned obligations of Pliant Toronto were repaid on April 9, 2009.

     For various reasons, including the integrated management of the Canadian Debtors with the Debtors, as well as the role that Uniplast Industries Co. and Pliant Packaging of Canada, LLC play in the Debtors’ overall prepetition debt structure, these Chapter 11 Cases will function as the main proceedings with respect to these entities. Nonetheless, the Recognition Order serves several crucial functions. First, the Recognition Order provides for a stay of all actions, proceedings, and enforcement processes, or other rights and remedies (judicial or extra-judicial) that may be taken or exercised in Canada against any of the Canadian Debtors or their property. This includes the right of any claimant to commence or continue any seizure, attachment, realization or similar proceeding in Canada with respect to any claim or security interest, encumbrance, lien, charge, mortgage or other security held in relation to, or any trust attaching to, any of the Canadian Debtors’ property, except with prior leave of the Canadian Court. Further, all claimants having agreements or other arrangements with the Canadian Debtors in connection with any of the Canadian Debtors’ property, whether written or oral, are, among other things, restrained from accelerating, terminating, suspending, modifying or canceling such agreements or other arrangements or the rights of any of the Canadian Debtors thereunder or exercising any other remedy provided for under such agreements or arrangements, except with prior leave of the Canadian Court.
     Second, the Recognition Order provides a framework which allows certain orders of the Bankruptcy Court to be given full force and effect in the same manner and in all respects as if they had been made by the Canadian Court. For example, by order dated February 13, 2009 (the “First Day Recognition Order”), the Canadian Court recognized each of the various “first day” orders entered by the Bankruptcy Court (described above is Section IV.B), which orders are deemed to be in full force and effect in Canada in the same manner and in all respects as if they had been made by the Canadian Court. In particular, and as set forth more fully in the First Day Recognition Order, the Canadian Court authorized the Canadian Debtors to enter into that certain Guaranty Agreement (as defined in the DIP Facility Agreement) with respect to the DIP Facility Agreement (as defined in the DIP Financing Order) and to obtain funds from the United States Debtors where the United States Debtors may borrow from the DIP Lender (as defined in the DIP Financing Order) such monies from time to time as the United States Debtors may consider necessary or desirable under the DIP Facility Agreement on the terms and subject to the conditions set out in the DIP Credit Agreement.
     The First Day Recognition Order also authorized the Canadian Debtors to execute and deliver in favor of the DIP Lender any mortgages, charges, hypothecate, pledges, security or other documents (collectively the “DIP Loan Documents”) as may reasonably be required by the DIP Lender pursuant to the DIP Facility Agreement. The Canadian Debtors are also authorized pursuant to the First Day Recognition Order to execute and deliver in favor of the DIP Lender all such security as may be reasonably required by the DIP Lender pursuant to the DIP Facility Agreement, charging, and creating a security interest in, all of the existing and after-acquired assets, property and undertakings in Canada. The First Day Recognition Order also permits the DIP Lender to take such steps as it deems necessary or appropriate to register, record or perfect the DIP Loan Documents, notwithstanding the stay of proceedings granted pursuant to the Canadian Court’s order.
     In addition, the First Day Recognition Order granted in favor of the DIP Lenders, a court-ordered charge over all existing and after-acquired property of the Canadian Debtors (the

     “DIP Charge”). The DIP Charge and the security granted in favor of the DIP Lenders contained in and constituted by the DIP Loan Documents and the DIP Facility Agreement have first priority over all of the existing and after-acquired property of the Canadian Debtors and any proceeds thereof and all other charges, encumbrances or security, subject to certain liens (including certain liens in favor of Holders of Prepetition Credit Facility Claims) or trusts and certain purchase money security interests. Any payments made by any of the Canadian Debtors to the DIP Lender pursuant thereto will not constitute fraudulent preferences, fraudulent conveyances, oppressive conduct, settlements or other challengeable or reviewable transactions under any applicable law.
     The Canadian Debtors will continue to remit, in accordance with Canadian legal requirements: (i) all monies required to be deducted from employees’ wages, including amounts in respect of the Canada Pension Plan, (ii) amounts accruing in respect of employer insurance, employer health taxes and any similar Canadian obligations with respect to employees and (iii) all applicable sales taxes payable by the Canadian Debtors or their customers.
     Pursuant to the Recognition Order, RSM Richter Inc. was appointed as information officer (the “Information Officer”) for the purpose of ensuring that the Canadian stakeholders and the Canadian Court are apprised of developments in the chapter 11 proceedings. The Information Officer is required to report to the Canadian Court at least once every three months outlining the status of the United States proceedings, the development of any process for dealing with claims and such other information as the Information Officer believes to be material.
F. PROFESSIONAL RETENTIONS
     1. Retention of Professionals by the Debtors’ Estates
     On February 23, 2009, the Debtors applied for an order authorizing the retention of Sidley Austin LLP (“Sidley”) as their general reorganization and bankruptcy counsel under section 327(a) of the Bankruptcy Code. The order approving Sidley’s retention was entered March 10, 2009.
     The Debtors also retained Young Conaway Stargatt and Taylor LLP (“Young Conaway”) as Delaware bankruptcy co-counsel in these Chapter 11 Cases, McMillan LLP (“McMillan”) as Canadian bankruptcy co-counsel and Sonnenschein Nath & Rosenthal LLP (“Sonnenschein”) as special corporate counsel. The applications to retain Young Conaway, McMillan and Sonnenschein were each filed February 23, 2009, and the retentions were approved by orders entered March 10, 2009. On that date, the Bankruptcy Court also entered an order authorizing the Debtors to employ various “ordinary course professionals” to assist them in operating their businesses.12

[12]	On the Petition Date, the Debtors requested authority to employ Epiq as their claims and balloting agent. The order approving Epiq’s retention was entered February 13, 2009.

     To further assist them in carrying out their duties as debtors-in-possession and to otherwise represent their interests in the Chapter 11 Cases, the Debtors also filed applications seeking to retain (i) Jefferies & Company, Inc. (“Jefferies”) as their investment bankers; (ii) Ernst & Young LLP as their auditor and tax advisor; (iii) Hewitt Associates LLC as their compensation consultant; and (iv) Deloitte as their bankruptcy administrative services provider. Orders were entered approving each of these retentions April 1, 2009.
     2. Apollo and Its Advisors
     Apollo is represented by Wachtell, Lipton, Rosen & Katz and Morris, Nichols, Arsht & Tunnel LLP. Apollo’s financial advisor is Barclays Capital Inc.
     3. The Official Committee of Unsecured Creditors and Its Advisors
     On February 24, 2009, the United States Trustee for the District of Delaware appointed an official committee of unsecured creditors (the “Committee”) comprising the following parties: The Bank of New York Mellon Trust Company, N.A., Total Petrochemicals USA, Inc., Ampacet Corporation, Sonoco Products Company and Univar USA Inc. In addition, Special Value Opportunities Fund, LLC and Wells Fargo Bank, N.A., Indenture Trustee were appointed to the Committee effective April 16, 2009.
     On March 13, 2009, the Committee applied for orders authorizing the retention of Lowenstein Sandler PC as counsel and Polsinelli Shughart PC as co-counsel. On that date, the Committee also filed an application seeking to employ Mesirow Financial Consulting LLC as its financial advisors. Orders were entered approving each of these retentions April 1, 2009.
     The Committee has also filed an application to retain Watson Wyatt Worldwide as their compensation consultant. An order was entered approving this retention May 13, 2009.
     4. Ad Hoc Committee of First Lien Noteholders
     Pursuant to the terms of the Final DIP Order and the Lockup Agreement (as defined herein), the Debtors are obligated to pay the reasonable fees and expenses of certain professional and legal advisors of the ad hoc committee of First Lien Noteholders (the “Ad Hoc Committee of First Lien Noteholders”). The Ad Hoc Committee of First Lien Noteholders currently consists of DDJ Capital Management, LLC, Eaton Vance Management, Troob Capital Management LLC, Watershed Asset Management LLC and Wayzata Investment Partners LLC.
     The Ad Hoc Committee of First Lien Noteholders is represented by Stroock & Stroock & Lavan LLP, Richards, Layton & Finger, P.A. and Goodmans LLP. The financial advisors for the Ad Hoc Committee of First Lien Noteholders are Houlihan, Lokey, Howard & Zukin.
     5. The Prepetition Credit Facility Administrative Agent and Its Advisors
     Pursuant to the terms of the Final DIP Order, the Debtors are obligated to pay the reasonable fees and expenses of certain professional and legal advisors of the Prepetition Credit Facility Administrative Agent. The Prepetition Credit Facility Administrative Agent is represented by Weil Gotshal & Manges LLP and Womble Carlyle Sandridge & Rice, PLLC. The

financial advisor for the Prepetition Credit Facility Administrative Agent is FTI Consulting Global.
G. CASE ADMINISTRATION AND OTHER EVENTS DURING THE CHAPTER 11 CASES
     1. Schedules of Assets and Liabilities; Statements of Financial Affairs
     On March 23, 2009, the Debtors each filed their Schedules of Assets and Liabilities (the “Schedules”) and Statements of Financial Affairs (the “Statements”). Among other things, the Debtors’ Schedules contain information identifying the Debtors’ executory contracts and unexpired leases, the creditors holding claims against the Debtors and the nature of such claims. The Debtors’ Statements provide information including, among other things, payments or other transfers of property made by the Debtors to creditors on or within 90 days before the Petition Date or, in the case of “insiders,” payments or other transfers of property made by the Debtors on or within one year before the Petition Date.
     2. Proofs of Claim and Bar Date
     By order entered March 10, 2009, the Bankruptcy Court established May 5, 2009 (the “Bar Date”) as the final date for all persons and entities to file an original proof of claim for all Claims against the Debtors which arose, or are deemed to have arisen by virtue of Bankruptcy Code Section 501(d), prior to the Petition Date. As of the Bar Date, the filed and scheduled Claims against the Debtors totaled approximately $6 billion. However, the Debtors believe that many of the Claims filed in the Chapter 11 Cases are invalid, untimely, duplicative and/or overstated. The Debtors also believe that, following reconciliation of filed and scheduled Claims, the estimated Allowed Amount of Claims in each Class will be as set forth in the summary chart included in Section II.B. of this Disclosure Statement.
H. PLAN PROPOSALS DURING THE CHAPTER 11 CASES
     1. The Debtors’ Plan and Apollo’s Plan Proposal
     On the Petition Date, the Debtors filed a proposed chapter 11 plan of reorganization (as subsequently amended, the “Debtors’ Plan”) accompanied by a Disclosure Statement for the Debtors’ Plan (as subsequently amended, the “Debtors’ Disclosure Statement”). On the Petition Date, the Debtors also filed a Restructuring & Lockup Agreement (the “Lockup Agreement”) between the Debtors and certain First Lien Noteholders (as defined in the Lockup Agreement) to support the Debtors’ Plan. Under the Debtors’ Plan, as originally proposed, the entirety of the common equity in the Reorganized Debtors would be distributed to the First Lien Noteholders on account of their Claims, and Second Lien Noteholders and General Unsecured Creditors would receive warrants to purchase common stock of the Reorganized Debtor in certain circumstances.13

[13]	The Debtors subsequently revised their plan to provide, among other things, that unsecured creditors, including Second Lien Noteholders, would each receive a Pro Rata distribution of interests in a creditor trust that will hold: (a) 1.5% of the new common stock that would be issued under the Debtors’ Plan;

     On March 17, 2009, Apollo presented the Debtors and the Committee with a nonbinding term sheet describing the structure of its proposal and, in a term sheet dated April 3, 2009, Apollo furnished additional details concerning its proposal, which was subsequently revised in May 2009.
     On May 6, 2009, the Committee filed a motion to terminate the Debtors’ exclusive periods to file a chapter 11 plan of reorganization and to solicit acceptances thereof. Apollo joined in that motion (the “Exclusivity Termination Motion”). Both the Debtors and Ad Hoc Committee of First Lien Noteholders objected to the Exclusivity Termination Motion.
     On June 1, 2009, Apollo presented the Debtors and the Committee with a further revised proposal, which included drafts of a disclosure statement, a plan, the indenture governing the New Senior Secured Notes, and the Intercompany Services Agreement. On June 4, 2009, Apollo filed these documents with the Court under seal. On June 9, 2009, Apollo filed additional documents under seal, including the Barclays Commitment Letter.
     On June 10, 2009, the Debtors filed a motion for an order extending the Debtors’ exclusive periods within which to file a chapter 11 plan (the “Exclusivity Extension Motion”). Both Apollo and the Committee objected to the Exclusivity Extension Motion.
     On June 29 and 30, 2009, the Bankruptcy Court held an evidentiary hearing on the Exclusivity Termination Motion and the Exclusivity Extension Motion. At the close of the hearing, the Bankruptcy Court ruled that the Debtors’ exclusive periods would be terminated. On July 2, 2009, the Bankruptcy Court entered orders granting the Exclusivity Termination Motion and denying the Exclusivity Extension Motion (the “Exclusivity Orders”). Apollo filed a disclosure statement and plan with the Bankruptcy Court on July 9, 2009. On July 17, 2009, the Debtors filed a motion for a stay pending appeal of the Exclusivity Orders and a request for certification of the Exclusivity Orders for direct appeal to the United States Court of Appeals for the Third Circuit.
     On July 31, 2009, the scheduled date for the Bankruptcy Court to hear motions to approve the Apollo disclosure statement and the Debtors’ disclosure statement, Apollo and the Ad Hoc Committee of First Lien Noteholders reached an agreement whereby the Ad Hoc Committee of First Lien Noteholders would support Apollo’s plan with agreed modifications and withdraw their objections. Apollo agreed to modify its proposal so as to provide the First Lien Noteholders the treatment set forth in the Plan and described elsewhere in the Disclosure Statement.
     2. Debtors and Ad Hoc Committee Support Plan.
     On August 13, 2009, the board of directors of Pliant met and resolved to support Apollo’s proposal and join as co-proponents with Apollo of the Plan. The members of the Ad

(b) warrants for the purchase of 7.5% of the number of shares of new common stock that would be issued under the Debtors’ Plan at an exercise price per share that reflects an aggregate market value of equity of $420 million with a term of eight years; and (c) warrants for the purchase of 12.5% of the number of shares of new common stock that would be issued under the Debtors’ Plan at an exercise price per share that reflects an aggregate market value of equity of $500 million with a term of eight years.

Hoc Committee of First Lien Noteholders have also agreed to vote in favor of the Plan and support confirmation of the Plan.
     3. Official Committee Supports Plan
     The Official Committee of Unsecured Creditors was instrumental in making it possible for Apollo to bring forward the Plan, and supports confirmation of the Plan.
     4. Other Indications of Interest in Pliant
     In late February 2009, counsel to the Debtors received a letter from a law firm representing a public company (the “Interested Party”) purportedly interested in acquiring Pliant. Although the letter did not provide the terms of the acquisition, the letter indicated that the Interested Party believed it could provide superior recoveries to Pliant’s stakeholders to the recoveries set forth in the Debtors’ Plan at that time and requested due diligence in connection therewith.
     While the Interested Party executed a confidentiality agreement and was granted access to the dataroom, to date, the Debtors have not received a proposal, term sheet or summary of the terms of a potential transaction with the Interested Party.
I. Description of Exit Financing
     Pursuant to a Commitment Letter dated as of June 24, 2009 (the “Barclays Commitment Letter”), Barclays Capital has committed to provide the Exit Facility, a senior secured asset-backed revolving credit facility, to Reorganized Pliant. The Exit Facility will provide borrowing availability equal to the lesser of $175 million or the borrowing base, which is a function, among other things, of Reorganized Pliant’s and its guarantor subsidiaries’ accounts receivables and inventory. The borrowing base is, at any time of determination, an amount (net of reserves) equal to the sum of: up to 85% of the value of eligible accounts receivable plus the lesser of up to 85% of the net orderly liquidation value of eligible inventory and up to 65% of the cost of eligible inventory. The Exit Facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans, and matures on the third anniversary of the closing date.
     Amounts outstanding under the Exit Facility will bear interest at a rate equal to, at Reorganized Pliant’s option, a base rate plus 3.50% per annum or an adjusted LIBOR rate plus 4.50% per annum. Reorganized Pliant will also be required to pay a commitment fee to the lenders under the Exit Facility in respect of the unutilized commitments thereunder at a rate equal to 1.00% per annum and a customary letter of credit fees and agency fees.
     Reorganized Pliant’s obligations under the Exit Facility will be guaranteed by certain of Reorganized Pliant’s subsidiaries and will be secured by a first-priority security interest in Reorganized Pliant’s and its guarantor subsidiaries’ accounts receivable and other rights to payment (including with respect to the Berry Assets), inventory (including with respect to the Berry Assets), all documents, instruments and general intangibles (including intellectual property) relating to accounts receivable and inventory, deposit accounts, cash and cash equivalents (including with respect to the Berry Assets), all of the equity interests held by

Reorganized Pliant and its guarantor subsidiaries (provided that such pledge will not include the equity interests of any foreign subsidiary other than a pledge of 65% of the equity interests of each first-tier foreign subsidiary of Reorganized Pliant and each such guarantor subsidiary) and all products and proceeds of the foregoing, and a second priority security interest in substantially all of Reorganized Pliant’s and its guarantor subsidiaries’ other assets, subject to certain customary exceptions and carveouts. The Exit Facility will contain a number of customary covenants and is subject to customary closing conditions, including a requirement that after giving effect to all borrowings incurred under the Exit Facility on the closing date, there shall be at least $35.0 million of remaining availability under the Exit Facility.
V. THE PLAN OF REORGANIZATION
A. GENERAL
     The confirmation requirements of section 1129(a) of the Bankruptcy Code must be satisfied separately with respect to each Debtor. Therefore, notwithstanding the combination of the separate plans of reorganization of all Debtors in the Plan for purposes of, among other things, economy and efficiency, the Plan shall be deemed a separate chapter 11 plan for each such Debtor.
     THE FOLLOWING SECTIONS SUMMARIZE CERTAIN KEY INFORMATION CONTAINED IN THE PLAN. THIS SUMMARY REFERS TO, AND IS QUALIFIED IN ITS ENTIRETY BY, REFERENCE TO THE PLAN, A COPY OF WHICH IS ATTACHED HERETO AS EXHIBIT A. THE TERMS OF THE PLAN WILL GOVERN IN THE EVENT ANY INCONSISTENCY ARISES BETWEEN THIS SUMMARY AND THE PLAN. THE COURT HAS NOT YET CONFIRMED THE PLAN DESCRIBED IN THIS DISCLOSURE STATEMENT. IN OTHER WORDS, THE TERMS OF THE PLAN DO NOT YET BIND ANY PERSON OR ENTITY. IF THE BANKRUPTCY COURT DOES CONFIRM THE PLAN, HOWEVER, THEN IT WILL BIND ALL CLAIM AND INTEREST HOLDERS.
     CAPITALIZED TERMS USED IN THE DISCLOSURE STATEMENT THAT ARE NOT OTHERWISE DEFINED IN THIS DISCLOSURE STATEMENT SHALL HAVE THE MEANINGS ASCRIBED TO THEM IN THE PLAN. THE TERMS INCLUDE AND INCLUDING SHALL MEAN “INCLUDING, WITHOUT LIMITATION.”
B. CLASSIFICATION AND ALLOWANCE OF CLAIMS & EQUITY INTERESTS GENERALLY
     Section 1123 of the Bankruptcy Code provides that, except for administrative expense claims and priority tax claims, a plan of reorganization must categorize claims against and equity interests in a debtor into individual classes. Although the Bankruptcy Code gives a plan proponent significant flexibility in classifying claims and interests, section 1122 of the Bankruptcy Code dictates that a plan of reorganization may only place a claim or an equity interest into a class containing claims or equity interests that are substantially similar.
     The Plan creates numerous “Classes” of Claims and Interests. These Classes take into account the differing nature and priority of Claims against and Interests in the Debtors. Administrative Expense Claims, DIP Facility Claims and Priority Tax Claims are not classified for purposes of voting or receiving distributions under the Plan, but are treated separately as unclassified Claims.
     The Plan provides specific treatment for each Class of Claims and Interests. Only Holders of Allowed Claims are entitled to vote on and receive distributions under the Plan.
     Unless otherwise provided in the Plan or the Confirmation Order, the treatment of any Claim or Interest under the Plan will be in full satisfaction, settlement, release and discharge of, and in exchange for, such Claim or Interest.

C.	PROVISIONS FOR PAYMENT OF ADMINISTRATIVE EXPENSE CLAIMS, DIP FACILITY CLAIMS AND PRIORITY TAX CLAIMS
     1. Administrative Expense Claims
     Administrative Expense Claims are Claims for costs and expenses of administration of the Chapter 11 Cases that are Allowed under sections 328, 330, 363, 364(c)(1), 365, 503(b) and 507(a)(2) of the Bankruptcy Code, including, without limitation, (a) any actual and necessary costs and expenses of preserving the Debtors’ Estates and operating the businesses of the Debtors (such as wages, salaries and commissions for services and payments for inventory, leased equipment and premises) and Claims of governmental units for taxes (including tax audit Claims) related to tax years commencing after the Petition Date, but excluding Claims related to tax periods, or portions thereof, ending on or before the Petition Date; (b) all compensation for legal, financial, advisory, accounting and other services and reimbursement of expenses Allowed by the Bankruptcy Court; (c) all Official Committee Advisor Claims; (d) all Ad Hoc Committee Advisor Claims without any requirement for filing fee applications in the Chapter 11 Cases; (e) any indebtedness or obligations incurred or assumed by the Debtors during the Chapter 11 Cases; (f) any payment to be made under the Plan or otherwise to cure a default on an assumed executory contract or unexpired lease; (g) all First Lien Notes Indenture Trustee Claims, Second Lien Notes Indenture Trustee Claims and Senior Subordinated Notes Indenture Trustee Claims, without any requirement for filing fee applications in the Chapter 11 Cases; (h) Claims for out-of-pocket expenses incurred by members of the Official Committee (excluding any fees or expenses for legal or financial advisors except as otherwise provided herein); (i) Claims for out-of-pocket expenses incurred by members of the Ad Hoc Committee of First Lien Noteholders (excluding any fees or expenses for legal or financial advisors except as otherwise provided herein); and (j) all fees and expenses incurred by the Information Officer which are subject to a super-priority charge granted by order of the Canadian Court. All fees and charges assessed against the Debtors’ Estates under section 1930, chapter 123, of title 28 of the United States Code are excluded from the definition of Administrative Expense Claim and shall be paid in accordance with Section 12.10 of the Plan.
     The Bankruptcy Code does not require that administrative expense claims be classified under a plan. It does, however, require that allowed administrative expense claims be paid in full in cash in order for a plan to be confirmed, unless the holder of such claim consents to different treatment.
     Pursuant to the Plan, each Holder of an Allowed Administrative Expense Claim will receive payment in full in Cash of the unpaid portion of such Allowed Administrative Expense

Claim: (i) in the case of the Ad Hoc Committee Advisors, payment in the ordinary course of business (without the requirement to file a fee application with the Bankruptcy Court), but no later than the Effective Date, of the Ad Hoc Committee Advisor Claims; (ii) in the case of other professional advisors, subject to the provisions of sections 328, 330, 331 and 503(b) of the Bankruptcy Code and the Interim Compensation Order, as soon as practicable after Bankruptcy Court approval thereof; (iii) in the cases of the Indenture Trustees, (A) payment in the ordinary course of business (subject to the Proponents’ prior receipt of invoices and reasonable and customary documentation in connection therewith and without the requirement to File a fee application with the Bankruptcy Court) but no later than the Effective Date, of the First Lien Notes Indenture Trustee Claims, the Second Lien Notes Indenture Trustee Claims and the Senior Subordinated Notes Indenture Trustee Claims, as applicable, provided, that such fees, costs and expenses are reimbursable under the terms of the applicable Indenture, and (B) payment in the ordinary course of business (subject to the Proponents’ prior receipt of invoices and reasonable documentation in connection therewith) of all reasonable fees, costs and expenses incurred by the Indenture Trustees after the Effective Date in connection with the distributions required pursuant to Sections 5.3 and 5.8 of the Plan or the implementation of any provisions of the Plan; and (iv) with respect to each other Allowed Administrative Expense Claim, at the later to occur of: (1) on the Effective Date, (2) on the date upon which such Administrative Expense Claim becomes an Allowed Claim, (3) in the ordinary course of business as such claims become due; provided, however, that Administrative Expense Claims not yet due or that represent obligations incurred by the Debtors in the ordinary course of their business during these Chapter 11 Cases, or assumed by the Debtors during these Chapter 11 Cases, shall be paid or performed when due in the ordinary course of business and in accordance with the terms and conditions of the particular agreements governing such obligations, or (4) on such other date as may be agreed upon between the Holder of such Allowed Administrative Expense Claim and the Debtors with Apollo Consent. In the event that the Reorganized Debtors are unable to resolve a dispute with respect to an Indenture Trustee fee claim, the Indenture Trustee may, in its sole discretion, elect to (i) submit any such dispute to the Bankruptcy Court for resolution or (ii) to the extent entitled to do so under the terms of the relevant agreements and applicable law, assert any of its Charging Lien to obtain payment of such disputed amount. Notwithstanding the foregoing and anything contained in the Plan, nothing herein shall impair, waive, extinguish or negatively impact the Charging Lien.
     As set forth above in Section II.B., the Debtors have estimated that the Allowed amount of Administrative Expense Claims as of their emergence from chapter 11 will be approximately $18.8 million.
     2. DIP Facility Claims
     DIP Facility Claims are all Claims held by the DIP Facility Agent and the DIP Facility Lenders pursuant to the DIP Facility Agreement and the Final DIP Order.
     Pursuant to the Plan, on the Effective Date, all Allowed DIP Facility Claims shall be paid in full in Cash from the Exit Facility, and the Commitments (as defined in the DIP Facility Agreement) under the DIP Facility Agreement shall be cancelled. Notwithstanding anything to the contrary in the Plan, the Liens and security interests securing the DIP Facility Claims shall continue in full force and effect until the DIP Facility Claims have been paid in full in Cash.

     3. Priority Tax Claims
     Priority Tax Claims are Allowed Claims of a governmental unit of the kind entitled to priority in payment as specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code.
     The taxes entitled to priority are (a) taxes on income or gross receipts that meet the requirements of section 507(a)(8)(A), (b) property taxes meeting the requirements of section 507(a)(8)(B), (c) taxes that were required to be collected or withheld by the Debtors and for which the Debtors are liable in any capacity as described in section 507(a)(8)(C), (d) employment taxes on wages, salaries or commissions that are entitled to priority pursuant to section 507(a)(4), to the extent such taxes also meet the requirements of section 507(a)(8)(D), (e) excise taxes of the kind specified in section 507(a)(8)(E), (f) customs duties arising out of the importation of merchandise that meet the requirements of section 507(a)(8)(F) and (g) prepetition penalties relating to any of the foregoing taxes to the extent such penalties are in compensation for actual pecuniary loss as provided in section 507(a)(8)(G).
     The Bankruptcy Code does not require that priority tax claims be classified under a plan. It does, however, require that such claims receive the treatment described below in order for a plan to be confirmed unless the holder of such claims consents to different treatment.
     Pursuant to the Plan, on or as soon as reasonably practicable after (i) the Effective Date if a Priority Tax Claim is an Allowed Priority Tax Claim or (ii) the date on which a Priority Tax Claim becomes an Allowed Priority Tax Claim, each Holder of an Allowed Priority Tax Claim shall receive in full satisfaction, settlement and release of and in exchange for such Allowed Priority Tax Claim, at the election of the Debtors: (A) Cash equal to the amount of such Allowed Priority Tax Claim; (B) such other treatment as to which the Debtors, with Apollo Consent, or the Reorganized Debtors and the Holder of such Allowed Priority Tax Claims shall have agreed upon in writing; or (C) such Claim will be otherwise treated in any other manner such that it will not be Impaired; provided, however, that any Allowed Priority Tax Claim not due and owing on the Effective Date will be paid when such Claim becomes due and owing.
D. NON-SUBSTANTIVE CONSOLIDATION AND CLASSIFICATION OF CLAIMS
     The Plan is a joint plan that does not provide for substantive consolidation of the Debtors’ estates, and on the Effective Date, the Debtors’ estates shall not be deemed to be substantively consolidated for purposes thereof. Except as specifically set forth in the Plan, nothing in the Plan or the Disclosure Statement shall constitute or be deemed to constitute an admission that any one of the Debtors is subject to or liable for any claim against any other Debtor.
     Additionally, claimants holding Claims against multiple Debtors, to the extent Allowed in each Debtor’s case, will be treated as a separate claim against each Debtor’s estate, provided, however, that no Holder shall be entitled to received more than payment in full of its Allowed Claim (plus postpetition interest, if and to the extent provided in the Plan), and such Claims will be administered and treated in the manner provided in the Plan.
     The categories of Claims and Interests listed below, which exclude Administrative Expense Claims, DIP Facility Claims and Priority Tax Claims in accordance with section

1123(a)(1) of the Bankruptcy Code, are classified for all purposes, including voting, confirmation, and distribution pursuant to the Plan, as follows:

Class	Designation	Treatment	Entitled to Vote
Class 1	Priority Non-Tax Claims	Unimpaired	No (deemed to accept)
Class 2	Other Secured Claims	Unimpaired	No (deemed to accept)
Class 3	Prepetition Credit Facility Claims	Unimpaired	No (deemed to accept)
Class 4	First Lien Notes Claims	Impaired	Yes
Class 5	Second Lien Notes Claims	Impaired	Yes
Class 6	General Unsecured Claims	Impaired	Yes
Class 7	Senior Subordinated Notes Claims	Impaired	No (deemed to reject)
Class 8	Small Claims	Unimpaired	No (deemed to accept)
Class 9	Intercompany Claims	Unimpaired	No (deemed to accept)
Class 10	Section 510(b) Claims	Impaired	No (deemed to reject)
Class 11	Pliant Preferred Stock Interests	Impaired	No (deemed to reject)
Class 12	Pliant Outstanding Common Stock Interests	Impaired	No (deemed to reject)
Class 13	Subsidiary Interests	Unimpaired	No (deemed to accept)
E. PROVISIONS FOR TREATMENT OF CLAIMS AND INTERESTS
     The classification and treatment of Claims against and Interests in the various Debtors are set forth in detail in Article III of the Plan. A summary of that treatment is provided below.
     1. Priority Non-Tax Claims (Class 1)
     Priority Non-Tax Claims are Claims other than Administrative Expense Claims or Priority Tax Claims, entitled to priority in payment as specified in section 507(a) of the Bankruptcy Code.
     Pursuant to the Plan, each Holder of an Allowed Priority Non-Tax Claim shall have its Claim Reinstated.
     2. Other Secured Claims (Class 2)
     Other Secured Claims are Claims other than Administrative Expense Claims, DIP Credit Facility Claims, Prepetition Facility Claims and First Lien Notes Claims that are secured by a lien on property in which a Debtor’s Estate has an interest or that is subject to setoff under section 553 of the Bankruptcy Code, to the extent of the value of the Claim holder’s interest in the applicable Estate’s interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code or, in the case of the setoff, pursuant to section 553 of the Bankruptcy Code.
     Pursuant to the Plan, each Holder of an Allowed Other Secured Claim shall have its Claim Reinstated.

     3. Prepetition Credit Facility Claims (Class 3)
     Prepetition Credit Facility Claims are Claims arising under or evidenced by the Prepetition Credit Facility and related documents, or the Final DIP Order.
     Pursuant to the Plan, Allowed Prepetition Credit Facility Claims shall be paid in full in Cash on the Effective Date from the proceeds of the Exit Facility (to the extent unpaid prior to the Effective Date pursuant to the terms of the Final DIP Order or otherwise), including, without limitation, all unpaid interest accrued at the contract default rate and any unpaid professional fees and reasonable expenses, as provided for in the Prepetition Credit Facility; provided, however, that, as set forth in the Final DIP Order, payment of unpaid interest accrued at the contract default rate shall be subject in all respects to the rights of the Debtors, the Committee and any other party-in-interest to challenge the payment of such interest subject to section 506 of the Bankruptcy Code. In addition, on the Effective Date, any unexpired letters of credit outstanding under the Prepetition Credit Facility shall be either (i) returned to the Prepetition Credit Facility Administrative Agent undrawn and marked canceled, (ii) collateralized with Cash in an amount equal to 105% of the Face Amount thereof or (iii) collateralized with back-to-back letters of credit from an issuer reasonably satisfactory to the Prepetition Credit Facility Administrative Agent in an amount equal to 105% of the Face Amount thereof.
     4. First Lien Notes Claims (Class 4)
     First Lien Notes Claims are $393.8 million in Claims (other than the First Lien Notes Indenture Trustee Claims) arising under or evidenced by the First Lien Notes, the First Lien Notes Indenture and related documents.
     The First Lien Notes Claims shall be deemed Allowed in full as of the Effective Date and, for avoidance of doubt, shall not be subject to any avoidance, reductions, setoff, offset, recharacterization, subordination (whether equitable, contractual or otherwise), counterclaim, cross-claim, defense, disallowance, impairment, objection or any challenges under any applicable law or regulation by any person, in aggregate amount equal to $393.8 million. Each Holder of an Allowed First Lien Notes Claim shall receive in full and complete settlement, release and discharge of such Claim (including any Administrative Expense Claim asserted by such Holder under the terms of the Final DIP Order or otherwise) its Pro Rata share of (i) $100.0 million in Cash and (ii) $250.0 million of New Senior Secured Notes.
     On the Effective Date, all First Lien Notes Claims arising under any guaranty provided by any Subsidiary Debtor shall be released, extinguished and discharged. In consideration of the treatment afforded to Holders of First Lien Notes Claims as set forth herein, all First Lien Notes Claims arising under guaranty agreements shall receive no additional distribution under the Plan on account of any such guaranty claims.
     5. Second Lien Notes Claims (Class 5)
     Second Lien Notes Claims are $262.4 million in Claims (other than the Second Lien Notes Indenture Trustee Claims) arising under or evidenced by the Second Lien Notes, the Second Lien Notes Indenture and related documents.

     Claims in Class 5 shall be deemed Allowed as of the Effective Date in the aggregate amount equal to the outstanding principal of the Second Lien Notes plus the outstanding interest accrued thereon prior to the Petition Date. Except as otherwise provided in the Plan, each Holder of an Allowed Second Lien Notes Claim shall receive, in full and complete settlement, release and discharge of such Claim (including any Administrative Expense Claim asserted by such Holder under the terms of Final DIP Order), on the Distribution Date, in respect of each $1,000 of Allowed Second Lien Notes Claims, at the Holder’s option, either (a) $87.50 in Cash and $87.50 in liquidation preference of New Preferred Stock, if such Holder elects to receive Cash and New Preferred Stock or if no election is made by a Holder on the Ballot or (b) a Pro Rata share of the Rights Allocation if such Holders elect to receive Rights.
     On the Effective Date, all Second Lien Notes Claims arising under any guaranty provided by any Subsidiary Debtor shall be released, extinguished and discharged. In consideration of the treatment afforded to Holders of Second Lien Notes Claims as set forth herein, all Second Lien Notes Claims arising under guaranty agreements shall receive no additional distribution under the Plan on account of any such guaranty claims.
     6. General Unsecured Claims (Class 6)
     Unsecured Claims are, collectively, all Claims against the Debtors that do not constitute Administrative Expense Claims, DIP Facility Claims, Priority Tax Claims, Priority Non-Tax Claims, Other Secured Claims, Prepetition Credit Facility Claims, First Lien Notes Claims, Second Lien Notes Claims, Senior Subordinated Notes Claims, Intercompany Claims, Section 510(b) Claims or Small Claims. Unsecured Claims do not include Claims that are disallowed or released, whether by operation of law or pursuant to order of the Bankruptcy Court, written release or settlement, the provisions of the Plan or otherwise.
     Except as otherwise provided in the Plan, each Holder of an Allowed General Unsecured Claim shall receive, in full satisfaction, settlement and release of and in exchange for such Allowed General Unsecured Claim, on or as soon as reasonably practicable after the latest of (i) the Distribution Date, (ii) the date on which such General Unsecured Claim becomes an Allowed General Unsecured Claim or (iii) the date on which such General Unsecured Claim becomes due and payable pursuant to any agreement for which Apollo Consent has been received, between a Debtor and a Holder of an Allowed General Unsecured Claim, an amount in Cash equal to $0.175 in respect of each dollar of such Allowed General Unsecured Claim from the proceeds of the Rights Offering.
     7. Senior Subordinated Notes Claims (Class 7)
     Senior Subordinated Notes Claims are Claims arising under or evidenced by the Senior Subordinated Notes Indenture and related documents, other than the Claims of the Senior Subordinated Notes Indenture Trustee.
     Pursuant to the Plan, on the Effective Date, all Senior Subordinated Notes Claims shall be extinguished and shall not receive or retain any property under the Plan on account of such Senior Subordinated Notes Claims.

     On the Effective Date, all Senior Subordinated Notes Claims arising under any guaranty provided by any Subsidiary Debtor shall be released, extinguished and discharged. All Senior Subordinated Notes Claims arising under guaranty agreements shall receive no distribution under the Plan on account of any such guaranty claims.
     8. Small Claims (Class 8)
     A Small Claim is any Claim against the Debtors that is not an Administrative Expense Claim, a DIP Facility Claim, a Priority Tax Claim, a Priority Non-Tax Claim, an Other Secured Claim, a Prepetition Credit Facility Claim, a First Lien Notes Claim, a Second Lien Notes Claim, a Senior Subordinated Notes Claim, an Intercompany Claim or a Section 510(b) Claim, is of an amount that is (i) in an amount equal to or less than $3,000 or (ii) in an amount that has been reduced to $3,000 pursuant to a Small Claims Class Election made by the Holder of such Claim, and has not been disallowed or released, whether by operation of law or pursuant to order of the Bankruptcy Court, written release or settlement, the provisions of the Plan or otherwise.
     Pursuant to the Plan, each Holder of Allowed Small Claims shall receive in full satisfaction, settlement and release of and in exchange for such Allowed Small Claim, Cash in an amount equal to the Face Amount of such Small Claim, or as soon as reasonably practicable, after the latest of (i) the Distribution Date, (ii) the date on which such Small Claim becomes an Allowed Small Claim or the (iii) the date on which such Small Claim becomes due and payable pursuant to any agreement between a Debtor and a Holder of a Small Claim.
     9. Intercompany Claims (Class 9)
     Intercompany Claims are pre-Petition Date Claims against any of the Debtors held by a Debtor or a Non-Debtor Affiliate.
     Pursuant to the terms of the Plan, on the Effective Date, at the option of the Reorganized Debtors, all Intercompany Claims shall either be (i) Reinstated, in full or in part, or (ii) discharged and extinguished, in full or in part, in which case such discharged and extinguished portion shall be eliminated and the Holders thereof shall not be entitled to, and shall not receive or retain, any property or interest on account of such portion under the Plan; provided, however, that prior to such discharge and extinguishment such Intercompany Claims may be contributed to capital, transferred, set off or subject to any other arrangement at the option of the Reorganized Debtors. Any and all Intercompany Claims, or portions thereof, being extinguished and, to the extent, if any, such Claims are being contributed to capital or treated in another manner as permitted herein, are set forth in Exhibit 3.2(i) to the Plan, to be Filed with the Plan Supplement.
     10. Section 510(b) Claims (Class 10)
     Section 510(b) Claims are Claims against any Debtor that are subordinated, or subject to subordination, pursuant to section 510(b) of the Bankruptcy Code, including Claims arising from rescission of a purchase or sale of a security of a Debtor or an affiliate of a Debtor, for damages arising from the purchase or sale of such a security, or for reimbursement or contribution allowed under section 502 of the Bankruptcy Code on account of such Claim.

     Pursuant to the Plan, on the Effective Date, all Section 510(b) Claims shall be extinguished and no Holder thereof shall receive or retain any property under the Plan on account of such Section 510(b) Claim.
     11. Pliant Preferred Stock Interests (Class 11)
     Pliant Preferred Stock Interests are any Claims or Interests attributable to ownership of shares of Series AA Preferred Stock or Series M Preferred Stock, or any other series of preferred stock issued by the Company.
     Pursuant to the Plan, each Holder of a Preferred Stock Interest shall have its Interest cancelled, annulled and extinguished on the Effective Date, and the Holders of Pliant Preferred Stock Interests shall not receive or retain any property under the Plan on account of such Pliant Preferred Stock Interests.
     12. Pliant Outstanding Common Stock Interests (Class 12)
     Pliant Outstanding Common Stock Interests are any Claims or Interests attributable to ownership of Pliant Outstanding Common Stock and all other unissued or authorized shares of Pliant’s common stock as of the Petition Date, whether or not transferable, and all options or rights of any kind or nature providing for or otherwise evidencing ownership interests in Pliant (whether known or unknown, liquidated or unliquidated, fixed or contingent, matured or unmatured, disputed or undisputed), or any right of any kind or nature (contractual, legal, equitable or otherwise) to purchase or acquire any such Pliant Outstanding Common Stock at any time and all rights arising with respect thereto.
     Pursuant to the Plan, each Holder of a Pliant Outstanding Common Stock Interest shall have its Interest cancelled, annulled and extinguished on the Effective Date, and the Holders of Pliant Outstanding Common Stock Interests shall not receive or retain any property under the Plan on account of such Pliant Outstanding Common Stock Interests.
     13. Subsidiary Interests (Class 13)
     Subsidiary Interests are, collectively, all of the issued and outstanding shares of stock or membership interests of the Subsidiary Debtors, existing prior to the Effective Date, which stock and interests are owned, directly or indirectly, by Pliant.
     Pursuant to the Plan, Reorganized Pliant and the other Reorganized Debtors shall retain their Subsidiary Interests.

F.	IDENTIFICATION OF CLASSES OF CLAIMS AND INTERESTS THAT ARE IMPAIRED; ACCEPTANCE OR REJECTION OF THE PLAN
     1. Holders of Claims Entitled to Vote
     Under section 1124 of the Bankruptcy Code, a class of claims or equity interests is deemed to be “impaired” under a plan unless (1) the plan leaves unaltered the legal, equitable and contractual rights to which such claim or equity interest entitles the holder thereof or

(2) notwithstanding any legal right to an accelerated payment of such claim or equity interest, the plan (a) cures all existing defaults (other than defaults resulting from the occurrence of events of bankruptcy or defaults of a kind that does not require cure), (b) reinstates the maturity of such claim or equity interest as it existed before the default, (c) compensates the holder of such claim or equity interest for any damages from such holder’s reasonable reliance on such legal right to an accelerated payment, (d) if such claim or such interest arises from a failure to perform nonmonetary obligations, other than a default arising from a failure to operate a nonresidential real property lease, compensates the holder of such claim or such interest (other than the debtor or an insider) for any actual pecuniary loss incurred by such holder as a result of such failure and (e) does not otherwise alter the legal, equitable or contractual rights to which such claim or equity interest entitles the holder of such claim or equity interest.
     Classes 1, 2, 3, 8, 9 and 13 are Unimpaired by the Plan. Under section 1126(f) of the Bankruptcy Code, Holders of such Claims are conclusively presumed to accept the Plan, and thus the votes of the Holders of such Claims will not be solicited.
     Classes 7, 10, 11 and 12 are Impaired by the Plan, and Holders of Claims and Interests in Classes 7, 10, 11 and 12 will not receive or retain any property under the Plan on account of such Claims or Interests. Under section 1126(g) of the Bankruptcy Code, Holders of such Claims and Interests are conclusively presumed to reject the Plan, and thus the votes of the Holders of such Claims and Interests will not be solicited.
     Accordingly, only the votes of Holders of Claims in Classes 4, 5 and 6 will be solicited with respect to the Plan.
     2. Acceptance by an Impaired Class
     In accordance with section 1126(c) of the Bankruptcy Code and except as provided in section 1126(e) of the Bankruptcy Code, an Impaired Class of Claims shall have accepted the Plan if the Plan is accepted by the Holders of at least two-thirds (2/3) in dollar amount and more than one-half (1/2) in number of the Allowed Claims of such Class that have timely and properly voted to accept or reject the Plan. In accordance with section 1126(d) of the Bankruptcy Code and except as provided in section 1126(e) of the Bankruptcy Code, an Impaired Class of Interests shall have accepted the Plan if the Plan is accepted by Holders of at least two-thirds (2/3) in amount of Allowed Interests of such Class that have timely and properly voted to accept or reject the Plan.
     3. Nonconsensual Confirmation
     With respect to Impaired Classes of Claims and Interests that are deemed to reject the Plan (Classes 7, 10, 11 and 12) the Proponents shall, and with respect to any other Class of Claims or Interests that votes to reject the Plan the Proponents may, request that the Bankruptcy Court confirm the Plan pursuant to section 1129(b) of the Bankruptcy Code. Section 1129(b) of the Bankruptcy Code provides that a plan can be confirmed at the request of the Proponents even if the plan is not accepted by all impaired classes, as long as at least one impaired class of claims has accepted the plan and the plan “does not discriminate unfairly” and is “fair and equitable” as to each impaired class that has not accepted the plan.

     A plan does not discriminate unfairly as to a non-accepting class within the meaning of section 1129(b) of the Bankruptcy Code if the plan provides a treatment to such class that is substantially equivalent to the treatment that is provided to other classes of equal rank. In determining whether a plan discriminates unfairly, courts will take into account a number of factors. Accordingly, a plan may treat two classes of equal rank differently without unfair discrimination as to either class. A plan is fair and equitable within the meaning of the Bankruptcy Code as to a non-accepting class of unsecured claims if the plan provides that holders within the non-accepting class will receive or retain property at least equal to the value of their claims, or no holder of a claim or interest that is junior to the claims of such class will receive or retain any property on account of such junior claim or interest. Similarly, a plan is fair and equitable within the meaning of the Bankruptcy Code as to a non-accepting class of interests if the class receives or retains property equal to the value of its interest, or no junior interest receives or retains any property under the plan on account of such interest. The Proponents believe that the Plan does not discriminate unfairly, and is fair and equitable, under section 1129(b) of the Bankruptcy Code with respect to the Impaired Classes of Claims and Interests that are deemed to reject the Plan.
G. MEANS OF IMPLEMENTATION
     1. Reorganized Pliant Securities
          (a) Issuance of Reorganized Pliant Common Stock. On the Distribution Date, Reorganized Pliant shall issue shares of New Common Stock to (i) Berry or its designated subsidiary(ies), (ii) Apollo or its designated affiliate(s) (either as a result of the exercise of Rights pursuant to the Rights Offering or pursuant to the Backstop Commitment Agreement, as applicable) and (iii) each Holder of Second Lien Notes Claims that elected to receive its Pro Rata share of the Rights Allocation that exercises its Rights, in each case, pursuant to the Plan The New Common Stock shall initially not be registered under the Securities Act of 1933, as amended, and shall not be listed for public trading on any securities exchange, but the Holders of the New Common Stock shall have certain registration rights pursuant to the Reorganized Pliant Shareholders Agreement described in clause (e) of this subsection G.1. Distribution of such New Common Stock shall be made by delivery of one or more certificates representing such shares as described herein or made by means of book-entry exchange through the facilities of the DTC in accordance with the customary practices of the DTC, as and to the extent practicable, as provided in Section 6.5 of the Plan. The Certificate of Incorporation, substantially in the form of Exhibit 5.2(a)(1) to the Plan, to be filed with the Plan Supplement, sets forth the rights and preferences of the New Common Stock.
          (b) Issuance of Reorganized Pliant Preferred Stock. On the Distribution Date, Reorganized Pliant shall issue shares of New Preferred Stock to Holders of Second Lien Notes Claims who elect not to receive Rights pursuant to the Plan or make no election with respect to the Rights Offering. The New Preferred Stock will not be registered under the Securities Act of 1933, as amended, and shall not be listed for public trading on any securities exchange. Distribution of such New Preferred Stock shall be made by delivery of one or more certificates representing such shares as described herein or made by means of book-entry exchange through the facilities of the DTC in accordance with the customary practices of the DTC, as and to the extent practicable, as provided in Section 6.5 of the Plan. The Certificate of Designations,

substantially in the form of Exhibit 5.2(b) to the Plan sets forth the rights and preferences of the New Preferred Stock.
          (c) Issuance of New Senior Secured Notes. On the Distribution Date, Reorganized Pliant shall issue New Senior Secured Notes to Holders of First Lien Notes Claims pursuant to the Plan. The New Senior Secured Notes initially will not be registered under the Securities Act of 1933, as amended, and shall not be listed for public trading on any securities exchange. The holders of the New Senior Secured Notes shall have certain registration rights pursuant to a registration rights agreement with Reorganized Pliant, the terms of which will be disclosed in an Exhibit to the Plan to be filed three (3) Business Days prior to the objection deadline established with respect to the Disclosure Statement. On the Effective Date, Reorganized Pliant and all of the holders of New Senior Secured Notes shall enter into the New Senior Secured Note Registration Rights Agreement substantially in the form set forth in Exhibit 5.2(c) to the Plan, without the need for execution by any party thereto other than Reorganized Pliant. The New Senior Secured Note Registration Rights Agreement shall be binding on all parties receiving or subscribing for, and all holders of, New Senior Secured Notes regardless of whether such parties execute the New Senior Secured Note Registration Rights Agreement. Distribution of such New Senior Secured Notes shall be made by delivery of one or more certificates representing such securities as described herein or made by means of book-entry exchange through the facilities of the DTC in accordance with the customary practices of the DTC, as and to the extent practicable, as provided in Section 6.5 of the Plan.
          Contribution of Berry Assets and Entrance into Intercompany Services Agreement. On the Effective Date, Reorganized Pliant and Berry shall enter into the Intercompany Services Agreement, substantially in the form set forth in Exhibit 5.2(d) to the Plan, and Berry shall contribute, or cause the contribution of, the Berry Assets, as set forth in Exhibit 1.18 to the Plan, to the applicable Reorganized Debtors in exchange for (a) the issuance to Berry or its designated subsidiary(ies) of 20% of the New Common Stock that is to be issued by Reorganized Pliant in the aggregate on a fully-diluted basis and (b) subject to the satisfaction of certain performance-based thresholds, the obligation to issue to Berry or its designated subsidiary(ies) additional shares of New Common Stock representing 5% of the New Common Stock on a fully-diluted basis. Holders of New Common Stock issued pursuant to the preceding sentence shall be subject to the Reorganized Pliant Shareholders Agreement. Berry may allocate a portion of the New Common Stock that it receives as incentive compensation to Berry Management in the form of stock options or other types of equity compensation awards.
     The Berry Assets consist of the Stretch Films business of Berry. The Stretch Films business produces both hand and machine-wrap stretch films, which are used by end users to wrap products and packages for storage and shipping. The stretch films products are sold to distributors and retail and industrial end users under the MaxTech® and PalleTech® brands. Additional information regarding the Berry Assets will be provided with the Plan Supplement.
          (e) Reorganized Pliant Shareholders Agreement. On the Effective Date, Reorganized Pliant and all of the holders of New Common Stock shall enter into the Reorganized Pliant Shareholders Agreement substantially in the form set forth in Exhibit 5.2(e) of the Plan, without the need for execution by any party thereto other than Reorganized Pliant. The Reorganized Pliant Shareholders Agreement shall be binding on all parties receiving or subscribing for, and all holders of, New Common Stock regardless of whether such parties execute the Reorganized Pliant Shareholders Agreement.
     2. Rights Offering
     Each Holder of an Allowed Second Lien Notes Claim may elect, in lieu of receiving Cash and New Preferred Stock, to receive a Pro Rata share of the Rights Allocation, entitling such Holder to subscribe for shares of New Common Stock through the exercise of all or a portion of the Rights, by its election thereof on the Ballot and payment by the date instructed on the Ballot of the subscription price for each share subscribed for on exercise of the Rights. Apollo or its designated affiliate(s) shall receive Rights in the Rights Offering (the “Minimum Rights”) to purchase a number of shares of New Common Stock equal to the excess, if any, of (a) the number of shares representing 50.1% of the maximum number of shares of New Common Stock to be issued pursuant to the Rights Offering over (b) the number of shares of New Common Stock that Apollo or its designated affiliate(s) are entitled to subscribe for under the Rights received pursuant to Section 3.2(e) of the Plan. The Rights shall not be transferable. To the extent that any Rights remain unexercised after the expiration or termination of the Rights Offering, such Rights shall be deemed null and void and have no further value. Pursuant to the Backstop Commitment Agreement, Apollo has committed to purchase, or cause the purchase of, through its designated affiliate(s) all shares of New Common Stock that are not otherwise subscribed for in the Rights Offering at the same subscription price as under the Rights Offering, on the terms and conditions set forth in the Backstop Commitment Agreement. Apollo and its affiliates shall elect to receive Rights in respect of any Allowed Claims in Class 5 held by it or them and shall exercise all such Rights. The Rights Offering shall be administered as set forth in the Confirmation Order. Any Holder of an Allowed Second Lien Notes Claim that elects on the Ballot to receive Rights in the Rights Offering, in lieu of receiving cash and New Preferred Stock, but that does not tender the subscription price by the date instructed on the Ballot shall forfeit its Right to subscribe for shares of New Common Stock and shall receive no consideration in respect of its Claim, and Apollo or its affiliate(s) shall tender or cause the tendering of the unpaid subscription price pursuant to the Backstop Commitment Agreement without prejudice to any rights, claims or causes of action against such non-tendering Holder in respect of such failure to pay.
3.	Continued Corporate Existence and Vesting of Assets in the Reorganized Debtors
     After the Effective Date, the Reorganized Debtors shall continue to exist as separate corporate entities in accordance with the applicable law in the respective jurisdiction in which they are incorporated and pursuant to their respective certificates or articles of incorporation and by-laws in effect prior to the Effective Date, except to the extent such certificates or articles of incorporation and by-laws are to be amended pursuant to the terms of the Plan. Notwithstanding anything to the contrary in the Plan, the Reinstated Claims and Interests of a particular Debtor or Reorganized Debtor shall remain the obligations solely of such Debtor or Reorganized Debtor following the Effective Date and shall not become obligations of any other Debtor or Reorganized Debtor by virtue of the Plan, the Chapter 11 Cases or otherwise. Except as otherwise provided in the Plan, on and after the Effective Date, all property of the Estates of the Debtors, including all claims, rights and causes of action and any property acquired by the

Debtors or the Reorganized Debtors under or in connection with the Plan, shall vest in the Reorganized Debtors free and clear of all Claims, liens, charges, other encumbrances and Interests. On and after the Effective Date, the Reorganized Debtors may operate their businesses and may use, acquire and dispose of property and compromise or settle any Claims without supervision of or approval by the Bankruptcy Court and free and clear of any restrictions of the Bankruptcy Code or the Bankruptcy Rules, other than restrictions expressly imposed by the Plan or the Confirmation Order. Without limiting the foregoing, the Reorganized Debtors may pay the charges that they incur on or after the Effective Date for professionals’ fees, disbursements, expenses or related support services without application to the Bankruptcy Court.
     4. Corporate Governance, Directors, Officers and Corporate Action
          (a) Certificates or Articles of Incorporation and By-Laws. The certificates or articles of incorporation and by-laws of the Debtors shall be amended as necessary to satisfy the provisions of the Plan and the Bankruptcy Code. After the Effective Date, the Reorganized Debtors may amend and restate their certificates or articles of incorporation and by-laws as permitted by applicable law. In addition, prior to or on the Effective Date or as soon as reasonably practicable thereafter, the Certificate of Incorporation and By-Laws of Reorganized Pliant, substantially in the forms of Exhibits 5.2(a)(1) and 5.2(a)(2), respectively, to the Plan, shall go into effect and shall (i) include, among other things, pursuant to section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of nonvoting equity securities, but only to the extent required by section 1123(a)(6) of the Bankruptcy Code; and (ii) authorize the issuance of the New Common Stock and New Preferred Stock.
          (b) Directors and Officers of the Reorganized Debtors. Subject to any requirement of Bankruptcy Court approval pursuant to section 1129(a)(5) of the Bankruptcy Code, on the Effective Date, the initial directors and officers of Reorganized Pliant shall be the persons identified in Exhibit 5.4(b) to the Plan, to be Filed with the Plan Supplement. On the Effective Date, the board of directors of Reorganized Pliant shall have eight (8) members constituted as follows: (i) a majority of the directors shall be designated by the Investor Group Holders and (ii) the Non-Investor Group Holders shall have the right to designate a whole number (rounding down) of directors to the board that is closest to the product of the aggregate ownership percentage of Non-Investor Group Holders at such date and the authorized number of directors on the board at such date, provided that, the Non-Investor Group shall have the right to designate at least one director to the board so long as the Non-Investor Group holders collectively own in the aggregate at least 10% of the outstanding New Common Stock. Thereafter, the Certificate of Incorporation and the Reorganized Pliant Shareholders Agreement shall govern the designation of directors. In addition, the intended boards of directors of the other Reorganized Debtors shall consist of members of the board of directors of Reorganized Pliant, or such other persons as are designated by the board of directors of Reorganized Pliant. Pursuant to section 1129(a)(5) of the Bankruptcy Code, the Proponents will disclose in Exhibit 5.4(b), to be provided in the Plan Supplement, the identity and affiliations of any person proposed to serve on the initial board of directors of Reorganized Pliant, and to the extent such person is an insider other than by virtue of being a director, the nature of any compensation for such person. Each such director and officer shall serve from and after the Effective Date pursuant to the terms of the Certificate of Incorporation, the By-Laws, any other organizational documents of the Reorganized Debtors and applicable law. Each member of the current board of directors of each of the Debtors will be deemed to have resigned on the Effective Date.
          (c) Corporate Action. On the Effective Date, the adoption of the Certificate of Incorporation or similar organizational documents, the adoption of the By-Laws, the selection of directors and officers for Reorganized Pliant and each other Reorganized Debtor, and all other actions contemplated by the Plan shall be authorized and approved in all respects (subject to the provisions of the Plan). All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan, shall be deemed to have timely occurred in accordance with applicable law and shall be in effect, without any requirement of further action by the security holders or directors of the Debtors or the Reorganized Debtors. On the Effective Date, the appropriate officers of Reorganized Pliant and/or the other Reorganized Debtors and members of the boards of directors of Reorganized Pliant and/or the other Reorganized Debtors are authorized and directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of the Reorganized Pliant and/or the other Reorganized Debtors.
5.	Cancellation of Notes, Instruments, Debentures, Preferred Stock, Pliant Outstanding Common Stock and Other Pliant Outstanding Common Stock Interests
     On the Effective Date, except as otherwise provided for in the Plan, all (a) First Lien Notes, Second Lien Notes, Senior Subordinated Notes, Series AA Preferred Stock, Series M Preferred Stock, Pliant Outstanding Common Stock Interests, and any other notes, bonds (with the exception of surety bonds outstanding), indentures (including the First Lien Notes Indenture, the Second Lien Notes Indenture and the Senior Subordinated Notes Indenture), stockholders agreements, registration rights agreements, repurchase agreements and repurchase arrangements, or other instruments or documents evidencing or creating any indebtedness or obligations of a Debtor that relate to Claims or Interests that are Impaired under the Plan, shall be cancelled, and (b) the obligations of the Debtors under any agreements, stockholders agreements, registration rights agreements, repurchase agreements and repurchase arrangements, indentures (including the First Lien Notes Indenture, the Second Lien Notes Indenture and the Senior Subordinated Notes Indenture) or certificates of designation governing the First Lien Notes, Second Lien Notes, Senior Subordinated Notes, Series AA Preferred Stock, Series M Preferred Stock, Pliant Outstanding Common Stock Interests, and any other notes, bonds, indentures, or other instruments or documents evidencing or creating any Claims or Interests against a Debtor that relate to Claims or Interests that are Impaired under the Plan, shall be discharged; provided, however, that Pliant’s indemnification obligations with respect to the First Lien Notes Indenture Trustee under the First Lien Notes Indenture and the Second Lien Notes Indenture Trustee under the Second Lien Notes Indenture shall survive as contingent unsecured obligations having Administrative Claim status notwithstanding the cancellation of the First Lien Notes Indenture and the Second Lien Notes Indenture. Notwithstanding the foregoing and anything contained in the Plan, the First Lien Notes Indenture, Second Lien Notes Indenture and Senior Subordinated Notes Indenture shall continue in effect to the extent necessary to (i) allow the Reorganized Debtors and the applicable Indenture Trustees to make distributions pursuant to the Plan on account of First Lien Notes

Claims and Second Lien Notes Claims under the respective Indentures and for the applicable Indenture Trustee to perform such other functions with respect thereto and (ii) permit the applicable Indenture Trustee to maintain or assert any Charging Lien it may have on distributions to Noteholders pursuant to the terms of the Plan and the applicable Indenture. Except as expressly provided in the Plan, neither the Debtors nor the Reorganized Debtors shall have any obligations to any Indenture Trustee for any fees, costs or expenses. As of the Effective Date, all Series AA Preferred Stock, Series M Preferred Stock and Pliant Outstanding Common Stock Interests that have been authorized to be issued but that have not been issued shall be deemed cancelled and extinguished without any further action of any party. Notwithstanding the foregoing and anything contained in the Plan, nothing herein shall impair, waive, extinguish or negatively impact the Charging Lien.
     6. Cancellation of Liens
     Except as otherwise provided in the Plan, on the Effective Date, any Lien securing any Secured Claim (other than a Lien securing a Claim that is Reinstated pursuant to Section 3.2(b) of the Plan) shall be deemed released and the Holder of such Secured Claim shall be authorized and directed to release any collateral or other property of any Debtor (including any Cash collateral) held by such Holder and to take such actions as may be requested by the Debtors (or the Reorganized Debtors, as the case may be) to evidence the release of such Lien, including the execution, delivery, and filing or recording of such releases as may be requested by the Debtors (or the Reorganized Debtors, as the case may be).
     7. Issuance of New Securities and Related Matters
          (a) Issuance of New Securities. On the Distribution Date, Reorganized Pliant and the Reorganized Debtors shall issue all instruments, certificates and other documents, including the Rights, New Common Stock, New Preferred Stock and New Senior Secured Notes, required to be issued or distributed pursuant to the Plan (including the Rights Offering) without further act or action under applicable law, regulation, order or rule. The issuance of the Rights, New Common Stock, New Preferred Stock and the New Senior Secured Notes and the distribution thereof under the Plan shall be exempt from registration under applicable securities laws pursuant to section 1145(a) of the Bankruptcy Code, and in the case of Apollo and its affiliates and Berry or its designated subsidiary(ies), under Section 4(2) of the Securities Act of 1933, as amended and Regulation D. Without limiting the effect of section 1145 of the Bankruptcy Code, all documents, agreements and instruments entered into on or as of the Effective Date contemplated by or in furtherance of the Plan, including, without limitation, the Exit Facility Credit Agreement, Reorganized Pliant Shareholders Agreement, the Intercompany Services Agreement and any other agreement entered into in connection with the foregoing, shall become effective and binding in accordance with their respective terms and conditions upon the parties thereto.
          (b) Distribution of the New Common Stock, New Preferred Stock and New Senior Secured Notes and Enforcement of the Reorganized Pliant Shareholders Agreement. On the Distribution Date, all New Senior Secured Notes to which any Holder of a Claim in Class 4 shall become entitled pursuant to the Plan and all the shares of the New Preferred Stock to which any Holder of a Claim in Class 5 not electing to receive Rights shall become entitled pursuant to the Plan, and all of the shares of the New Common Stock to which any Holder of a Claim in Class 5 electing to receive and exercising its Rights pursuant to the Rights Offering shall become entitled or to which Berry or its designated subsidiary(ies) and Apollo or its designated affiliate(s) shall receive, in each case, pursuant to the Plan, shall be issued in the name of such Holder or entity or DTC or its nominee or nominees in accordance with DTC’s book-entry exchange procedures, as contemplated by Section 6.6(b) of the Plan, subject to the terms and conditions of the Reorganized Pliant Shareholders Agreement (in the case of the New Common Stock), the Certificate of Designations (in the case of the New Preferred Stock), the New Senior Secured Notes Indenture and other related documents (in the case of the New Senior Secured Notes) and the other terms and conditions of the Plan. In the period after the Effective Date pending distribution of the New Senior Secured Note to any Holder of a Class 4 Claim, such Holder shall be bound by, have the benefit of and be entitled to enforce the terms and conditions of the New Senior Secured Note Indenture (to the extent applicable) and shall be entitled to receive any payments payable in respect of such Holder’s New Senior Secured Notes (including, receiving any proceeds of any permitted transfer of such New Senior Secured Notes), and to exercise all other rights in respect of the New Senior Secured Notes (so that such Holder shall be deemed for tax purposes to be the owner of the New Senior Secured Notes issued in the name of such Holder, as applicable). In the period after the Effective Date pending distribution of the New Preferred Stock to any Holder of a Class 5 Claim, such Holder shall be bound by, have the benefit of and be entitled to enforce the terms and conditions of the Certificate of Designations, and shall be entitled to exercise any voting rights and receive any dividends or other distributions payable in respect of such Holder’s New Preferred Stock (including, receiving any proceeds of any permitted transfer of such New Preferred Stock), and to exercise all other rights in respect of the New Preferred Stock (so that such Holder shall be deemed for tax purposes to be the owner of the New Preferred Stock issued in the name of such Holder, as applicable). In the period after the Effective Date pending distribution of the New Common Stock to any Holder of a Class 5 Claim who has elected to receive and properly exercised its Rights pursuant to the Rights Offering, Berry or its designated subsidiary(ies) or Apollo or its designated affiliate(s), such Holder or entity shall be bound by, have the benefit of and be entitled to enforce the terms and conditions of the Reorganized Pliant Shareholders Agreement (to the extent applicable) and shall be entitled to exercise any voting rights and receive any dividends or other distributions payable in respect of such Holder’s New Common Stock (including, receiving any proceeds of any permitted transfer of such New Common Stock), and to exercise all other rights in respect of the New Common Stock (so that such Holder or entity shall be deemed for tax purposes to be the owner of the New Common Stock issued in the name of such Holder or entity, as applicable).
     8. Exit Financing
     On the Effective Date, without any requirement of further action by security holders or directors of the Debtors or the Reorganized Debtors, the Reorganized Debtors shall be authorized and directed to enter into the Exit Facility Credit Agreement, as well as any notes, documents or agreements in connection therewith, including, without limitation, any documents required in connection with the creation or perfection of the Liens on the Exit Facility collateral.

     9. Sources of Cash for Plan Distributions
     Except as otherwise provided in the Plan or the Confirmation Order, all Cash necessary for the Reorganized Debtors to make payments pursuant to the Plan may be obtained from existing Cash balances, the operations of the Debtors and the Reorganized Debtors, sales of assets, the proceeds of the Rights Offering or the Exit Facility Credit Agreement. The Reorganized Debtors may also make such payments using Cash received from their subsidiaries through the Reorganized Debtors’ consolidated cash management systems.
     10. Cram-Down
     If any Impaired Class fails to accept the Plan by the requisite statutory majorities, the Proponents reserve the right to confirm the Plan by a “cram-down” of such non-accepting Class pursuant to section 1129(b) of the Bankruptcy Code and (b) to propose any modifications to the Plan and to confirm the Plan as modified, without re-solicitation, to the extent permitted by the Bankruptcy Code.
     11. Reinstatement/Non-Impairment Authorized Under the Plan
     On or prior to the Effective Date, the Debtors with Apollo Consent shall be authorized to take any such actions as may be necessary or appropriate to Reinstate Claims or Interests or render Claims or Interests not Impaired, as provided for under the Plan.
     12. Apollo Arrangement and Structuring Fee
     In consideration of its services in structuring and arranging the Plan, Apollo Management VI, L.P. will receive, on the Effective Date, a $7.0 million fee and expects to receive an annual management fee thereafter on terms customary for Apollo portfolio companies.
     13. Comprehensive Settlement of Claims and Controversies
     Pursuant to Bankruptcy Rule 9019 and in consideration for the distributions and other benefits provided under the Plan, the provisions of the Plan will constitute a good faith compromise and settlement of all Claims or controversies relating to the rights that a Holder of a Claim or Interest may have with respect to any Allowed Claim or Allowed Interest or any distribution to be made pursuant to the Plan on account of any Allowed Claim or Allowed Interest. The entry of the Confirmation Order will constitute the Bankruptcy Court’s approval, as of the Effective Date, of the compromise or settlement of all such claims or controversies and the Bankruptcy Court’s finding that all such compromises or settlements are in the best interests (a) of the Debtors, the Reorganized Debtors and their respective Estates and property, and (b) Claim and Interest Holders, and are fair, equitable and reasonable.
H. PROVISIONS GOVERNING DISTRIBUTIONS
     THE FOLLOWING IS A SUMMARY OF THE PROVISIONS GOVERNING DISTRIBUTIONS UNDER THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE PLAN.

1.	Distributions for Claims or Interests Allowed as of the Initial Distribution Date
     Except as otherwise provided in the Plan or as ordered by the Bankruptcy Court, distributions to be made on account of Claims that are Allowed as of the Effective Date shall be made on the Distribution Date or as soon thereafter as is practicable. The Distribution Date means a date selected by the Reorganized Debtors that is not later than ten (10) days after the Effective Date. Notwithstanding the date on which any distribution of New Common Stock or New Preferred Stock is actually made to a Holder of a Claim that is an Allowed Claim on the Effective Date, as of the date of the distribution such Holder shall be deemed to have the rights of a holder of such New Common Stock or New Preferred Stock, respectively, distributed as of the Effective Date. Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be made on the next succeeding Business Day.
     2. Interest on Claims
     Except as otherwise specifically provided for in the Plan, the Confirmation Order or other order of the Bankruptcy Court (including, without limitation, the Final DIP Order), or required by applicable bankruptcy or non-bankruptcy law, postpetition interest shall not accrue or be paid on any Claims, and no Holder of a Claim shall be entitled to interest accruing on or after the Petition Date on any Claim.
     3. Distributions by Disbursing Agent
     Other than as specifically set forth in the Plan, the Disbursing Agent shall make all distributions required to be made under the Plan. Reorganized Pliant and/or the other Reorganized Debtors may act as Disbursing Agent or may employ or contract with other entities to assist in or make the distributions required by the Plan.
     4. Special Provisions Governing Distributions to Noteholders
     Other than as specifically set forth in the Plan, distributions made on account of First Lien Note Claims and Second Lien Notes Claims shall be made by the Disbursing Agent to the applicable Indenture Trustee for further distribution in accordance with the terms of the applicable Indenture or in accordance with the Plan where such Indenture is silent. Notwithstanding any other provision in the Plan, nothing herein shall be deemed to impair, waive or extinguish any rights or any Indenture Trustee with respect to a Charging Lien; provided, however, that any such Charging Lien will be released upon payment of the respective Indenture Trustee’s reasonable fees and expenses in accordance with the terms of the applicable Indentures and the Plan.
     5. Delivery of Distributions and Undeliverable or Unclaimed Distributions
     The following terms shall govern the delivery of distributions and undeliverable or unclaimed distributions with respect to Claims.
          (a) Delivery of Distributions in General. Distributions to Holders of Allowed Claims shall be made at the addresses set forth in the Debtors’ records unless such addresses are superseded by proofs of claim or interests or transfers of claim filed pursuant to Bankruptcy Rule 3001.
          (b) Undeliverable and Unclaimed Distributions
i)	Holding and Investment of Undeliverable and Unclaimed Distributions. If the distribution to any Holder of an Allowed Claim is returned to Reorganized Pliant, the other Reorganized Debtors or the Disbursing Agent as undeliverable or is otherwise unclaimed, no further distributions shall be made to such Holder unless and until the Reorganized Debtors or the Disbursing Agent is notified in writing of such Holder’s then current address.

ii)	Failure to Claim Undeliverable Distributions. Any Holder of an Allowed Claim that does not assert a claim pursuant to the Plan for an undeliverable or unclaimed distribution within one (1) year after the Effective Date shall be deemed to have forfeited its claim for such undeliverable or unclaimed distribution and shall be forever barred and enjoined from asserting any such claim for an undeliverable or unclaimed distribution against the Debtors or their Estates or the Reorganized Debtors or their property. In such cases, any Cash for distribution on account of such claims for undeliverable or unclaimed distributions shall become the property of the Estates and the Reorganized Debtors free of any restrictions thereon and notwithstanding any federal or state escheat laws to the contrary. Any New Common Stock, New Preferred Stock, New Senior Secured Notes or Rights held for distribution on account of such Claim shall be canceled and of no further force or effect. Nothing contained in the Plan shall require any Disbursing Agent, including, but not limited to, the Reorganized Debtors, to attempt to locate any Holder of an Allowed Claim.
     6. Record Date for Distributions
     (a) The Reorganized Debtors and the Disbursing Agent will have no obligation to recognize the transfer of, or the sale of any participation in, any Allowed Claim that occurs after the close of business on the Record Date, and will be entitled for all purposes herein to recognize and distribute only to those Holders of Allowed Claims that are Holders of such Claims, or participants therein, as of the close of business on the Record Date. The Reorganized Debtors and the Disbursing Agent shall instead be entitled to recognize and deal for all purposes under the Plan with only those record holders stated on the official claims register as of the close of business on the Record Date.
     (b) Distributions of New Preferred Stock and New Common Stock, if applicable, in respect of Second Lien Notes Claims and of New Senior Secured Notes in respect of First Lien Notes Claims, in each case administered by the appropriate Indenture Trustee, shall be made by means of book-entry exchange through the facilities of the DTC in accordance with the customary practices of the DTC, as and to the extent practicable, and the Record Date shall not apply. In connection with such book-entry exchange, each Indenture Trustee shall deliver instructions to the DTC instructing the DTC to effect distributions on a Pro Rata basis as provided under the Plan with respect to such Claims upon which such Indenture Trustee acts as trustee.
     7. Allocation of Plan Distributions Between Principal and Interest
     Except as otherwise expressly provided in the Plan, to the extent that any Allowed Claim entitled to a distribution under the Plan consists of indebtedness and accrued but unpaid interest thereon, such distribution shall, for all income tax purposes, be allocated to the principal amount of the Claim first and then, to the extent that the consideration exceeds the principal amount of the Claim, to the portion of such Claim representing accrued but unpaid interest.
     8. Means of Cash Payment
     Payments of Cash made pursuant to the Plan shall be in U.S. dollars and shall be made, at the option and in the sole discretion of Reorganized Pliant or the other Reorganized Debtors, by (a) checks drawn on or (b) wire transfer from a bank selected by Reorganized Pliant or the other Reorganized Debtors. Cash payments to foreign creditors may be made, at the option of Reorganized Pliant or the other Reorganized Debtors, in such funds and by such means as are necessary or customary in a particular foreign jurisdiction.
     9. Withholding and Reporting Requirements
     In connection with the Plan and all distributions thereunder, Reorganized Pliant and the other Reorganized Debtors shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements. The Reorganized Debtors shall be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding and reporting requirements. All persons holding Claims or Interests shall be required to provide any information necessary to effect information reporting and the withholding of such taxes. Notwithstanding any other provision of the Plan, (a) each Holder of an Allowed Claim that is to receive a distribution pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental unit, including income, withholding and other tax obligations, on account of such distribution and (b) no distribution shall be made to or on behalf of such Holder pursuant to the Plan unless and until such Holder has made arrangements satisfactory to the Reorganized Debtors for the payment and satisfaction of such tax obligations.
     10. Setoffs
     Reorganized Pliant and the Reorganized Debtors may, pursuant to section 553 of the Bankruptcy Code or applicable nonbankruptcy laws, but shall not be required to, set off against any Claim, the payments or other distributions to be made pursuant to the Plan in respect of such Claim, or claims of any nature whatsoever that the Debtors or the Reorganized Debtors may have against the Holder of such Claim; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Reorganized Debtors of any such claim that the Debtors or the Reorganized Debtors may have against such Holder.
     11. Fractional Shares
     No fractional shares of New Common Stock or New Preferred Stock and no Rights to purchase fractional shares of New Common Stock shall be distributed or issued. Where a fractional share would otherwise be called for, the actual issuance shall reflect a rounding up (in the case of more than .50) of such fraction to the nearest whole share of New Common Stock, New Preferred Stock or Right to purchase the nearest whole share of New Common Stock or a rounding down of such fraction (in the case of .50 or less than .50) to the nearest whole share of New Common Stock, New Preferred Stock or Right to purchase the nearest whole share of New Common Stock. The total number of shares of New Common Stock, New Preferred Stock and the Rights to be distributed to registered holders pursuant to the Plan shall be adjusted as necessary to account for the rounding provided for herein.
     12. De Minimis Distributions
     No distribution shall be made by the Disbursing Agent on account of an Allowed Claim or Interest, if the amount to be distributed to the specific Holder of an Allowed Claim or Interest on the Distribution Date has an economic value of less than $100.
I. TREATMENT OF EXECUTORY CONTRACTS, UNEXPIRED LEASES AND PENSION PLANS
     THE FOLLOWING IS A SUMMARY OF THE PROVISIONS GOVERNING THE TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES UNDER THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE PLAN.
     Pursuant to the Plan, on the Effective Date, all executory contracts or unexpired leases of the Debtors will be deemed assumed in accordance with, and subject to, the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code, unless such executory contract or unexpired lease (i) was previously assumed or rejected by the Debtors, (ii) previously expired or terminated pursuant to its own terms, or (iii) is an executory contract that is set forth on Exhibit 7.1 or Exhibit 12.6 to the Plan, which shall be filed with the Plan Supplement. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions pursuant to sections 365(a) and 1123 of the Bankruptcy Code. Each executory contract and unexpired lease assumed pursuant to Article VII of the Plan shall revest in and be fully enforceable by the respective Reorganized Debtor in accordance with its terms, except as modified by the provisions of the Plan, or any order of the Bankruptcy Court authorizing and providing for its assumption or applicable federal law.
     Any monetary amounts by which each executory contract and unexpired lease to be assumed is in default shall be satisfied, pursuant to section 365(b)(1) of the Bankruptcy Code, by payment of the default amount in Cash on the Effective Date or on such other terms as the parties to each such executory contract or unexpired lease may otherwise agree. In the event of a dispute regarding (a) the amount of any cure payments, (b) the ability of the Reorganized

Debtors or any assignee to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed or (c) any other matter pertaining to assumption, the cure payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption. Pending the Bankruptcy Court’s ruling on such motion, the executory contract or unexpired lease at issue shall be deemed assumed by the Reorganized Debtors unless otherwise ordered by the Bankruptcy Court.
     All contracts, agreements and leases that were entered into by the Debtors or assumed by the Reorganized Debtors after the Petition Date shall be deemed assigned by the Debtors to the Reorganized Debtors on the Effective Date.
     In furtherance of, and without in any way limiting, Section 12.6 of the Plan, from and after the Effective Date the Reorganized Debtors shall assume the obligation and shall continue to make the payment of all retiree benefits (if any), as that term is defined in Bankruptcy Code section 1114, at the level established pursuant to subsection (e)(1)(B) or (g) of said section 1114, at any time prior to the Confirmation Date, for the duration of the period (if any) that the Debtors are obligated to provide such benefits. In addition, notwithstanding anything in the Plan to the contrary, the Pension Plans shall become obligations of the Reorganized Debtors and shall otherwise be unaffected by confirmation of the Plan, and such Claims shall not be discharged or released or otherwise affected by the Plan or by these proceedings.
J. PROVISIONS FOR TREATMENT OF DISPUTED CLAIMS AND DISPUTED INTERESTS
     THE FOLLOWING IS A SUMMARY OF THE PROVISIONS FOR TREATMENT OF DISPUTED CLAIMS AND DISPUTED INTERESTS UNDER THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE PLAN.
     1. Objections to and Estimation of Claims
     Only the Debtors, Reorganized Debtors or the Disbursing Agent may object to the allowance of any Claim or Administrative Expense Claim. After the Effective Date, the Reorganized Debtors shall be accorded the power and authority to allow or settle and compromise any Claim without notice to any other party, or approval of, or notice to the Bankruptcy Court. In addition, the Debtors and the Reorganized Debtors may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtors or Reorganized Debtors have previously objected to such Claim. Unless otherwise ordered by the Bankruptcy Court, the Reorganized Debtors shall serve and file any objections to Claims and Interests as soon as practicable, but in no event later than (a) one-hundred and eighty (180) days after the Effective Date or (b) such later date as may be determined by the Bankruptcy Court upon a motion which may be made without further notice or hearing
     2. No Distributions Pending Allowance
     Notwithstanding any other provision in the Plan, no payments or distributions shall be made with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by Final Order and the Disputed Claim, or some portion thereof, has become an Allowed Claim.
K. CONFIRMATION AND CONSUMMATION OF THE PLAN
     The Plan shall not become effective and the Effective Date shall not occur unless and until the following conditions shall have been satisfied or waived in accordance with Section 9.2 of the Plan:
     (a) The Confirmation Order confirming the Plan shall have been entered by the Bankruptcy Court, such Confirmation Order shall have become final and non-appealable and there shall not be a stay or injunction (or similar prohibition) in effect with respect thereto.
     (b) The Canadian Confirmation Order confirming the Plan shall have been entered by the Canadian Court, such Canadian Confirmation Order shall have become final and non-appealable and there shall not be a stay or injunction (or similar prohibition) in effect with respect thereto.
     (c) The Exit Facility Credit Agreement and all related documents provided for therein or contemplated thereby shall have been duly and validly executed and delivered by all parties thereto, all conditions precedent thereto shall have occurred or shall have been satisfied and all proceeds of the Exit Facility shall be made available to the Reorganized Debtors to fund distributions hereunder.
     (d) The Intercompany Services Agreement and all related documents provided for therein or contemplated thereby, shall have been duly and validly executed and delivered by all parties thereto and all conditions precedent thereto shall have occurred or shall have been satisfied.
     (e) The Certificate of Incorporation and By-Laws and the amended certificates or articles of incorporation of the Debtors, as necessary, shall have been adopted and filed with the applicable authorities of the relevant jurisdictions of incorporation and shall have become effective in accordance with such jurisdictions’ corporation laws.
     (f) All authorizations, consents, certifications, approvals, rulings, no-action letters, opinions or other documents or actions required by any law, regulation or order, including any necessary Hart-Scott-Rodino approvals, to be received or to occur in order to implement the Plan on the Effective Date shall have been obtained or shall have occurred unless failure to do so will not have a material adverse effect on Reorganized Pliant.
     (g) All other documents and agreements necessary to implement the Plan on the Effective Date shall have been duly and validly executed and delivered by all parties thereto and all other actions required to be taken in connection with the Effective Date shall have occurred or shall have been otherwise satisfied or waived.
     (h) All DIP Facility Claims shall have been paid in full in Cash or the Debtors shall have provided reasonably satisfactory evidence that such Claims shall be paid from the proceeds of the Exit Facility.

     (i) The sum of the Face Amount of the Allowed General Unsecured Claims plus an amount that the Proponents reasonably project will be the Allowed amount of Disputed Claims in Class 6 shall not be greater than $20 million.
     (j) The sum of the Face Amount of the Allowed Small Claims plus an amount that the Proponents reasonably project will be the Allowed amount of Disputed Claims in Class 8 shall not be greater than $2 million.
     (k) All conditions to the consummation of the Rights Offering, other than those conditions relating to the confirmation of the Plan, shall have occurred or shall have been satisfied or waived and all proceeds of Rights Offering shall be made available to the Reorganized Debtors to fund distributions hereunder.
     The conditions set forth in clauses (b), (i) and (j) above may be waived in whole or in part by Apollo in its sole discretion, without need for notice or a hearing.
     If each of the conditions specified in Section 9.1 of the Plan has not been satisfied or waived in the manner provided in Section 9.2 of the Plan, then: (a) the Confirmation Order shall be vacated and of no further force or effect; (b) no distributions under the Plan shall be made; (c) the Debtors and all Holders of Claims and Interests in the Debtors shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date had never occurred; and (d) all of the Debtors’ obligations with respect to the Claims and Interests shall remain unaffected by the Plan, and nothing contained herein shall be deemed to constitute a waiver or release of any Claims by or against the Debtors or any other person or to prejudice in any manner the rights of the Debtors or any person in any further proceedings involving the Debtors, and the Plan shall be deemed withdrawn. Upon such occurrence, the Debtors shall file a written notification with the Bankruptcy Court and serve it upon such parties as the Bankruptcy Court may direct.
L. EFFECT OF PLAN CONFIRMATION
     1. Binding Effect
     Except as otherwise provided in section 1141(d)(3) of the Bankruptcy Code and subject to the occurrence of the Effective Date, on and after the Confirmation Date, the provisions of the Plan shall bind any Holder of a Claim against, or Interest in, the Debtors and such Holder’s respective successors and assigns, whether or not the Claim or Interest of such Holder is Impaired under the Plan and whether or not such Holder has accepted the Plan.
     2. Exculpation and Releases
          (a) Definition of Released Parties. As used in the Plan, the term “Released Parties” means (a) the Debtors, (b) the Non-Debtor Affiliates, (c) the Official Committee and its members or affiliates, (d) the members of the Ad Hoc Committee of First Lien Noteholders and their respective affiliates, (e) the Indenture Trustees, (f) the Prepetition Credit Facility Parties and their successors and assigns, (g) the DIP Facility Lenders, the DIP Facility Agent and their successors and assigns, (h) Apollo and its affiliates, (i) Berry and its affiliates, (j) the present and former directors, officers and employees of the Debtors and the Non-Debtor Affiliates who were serving in such capacity on or after the Petition Date, (k) any attorneys, financial advisors, investment bankers, accountants, consultants, or other professionals of the parties described in clauses (a) through (k) hereof; provided, however, that such attorneys and professional advisors shall only include those that provided services related to the Chapter 11 Cases, the CCAA Proceedings, and the transactions contemplated by the Plan, and (l) the directors, officers, partners, members, representatives and employees of the parties described in clauses (a) through (k) hereof.
          (b) Exculpation. From and after the Effective Date, the Released Parties shall neither have nor incur any liability to, or be subject to any right of action by, any Holder of a Claim or an Interest, or any other parties in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys, or agents acting in such capacity, or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, the CCAA Proceedings, formulating, negotiating or implementing the Plan, the solicitation of acceptances of the Plan, the pursuit of confirmation of the Plan, the confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan; provided, however, that this section shall not apply to (i) obligations under, and the contracts, instruments, releases, agreements, and documents delivered, Reinstated or assumed under the Plan, (ii) any claims or causes of action arising out of willful misconduct or gross negligence as determined by a Final Order and (iii) any matters under dispute between the Debtors, Reorganized Debtors or other persons in interest and any person holding a Claim that is not Allowed under the Plan, to the extent relating to rights under any such Claim. Any of the Released Parties shall be entitled to rely, in all respects, upon the advice of counsel with respect to their duties and responsibilities under the Plan.
          (c) Releases by Holders of Claims and Interests. As of the Effective Date, to the fullest extent permitted by law, each Holder of a Claim or Interest that votes to accept the Plan, or who, directly or indirectly, is entitled to receive a distribution under the Plan, including persons entitled to receive a distribution via an attorney, agent, Indenture Trustee or securities intermediary, shall in consideration for the obligations of the Debtors and the Reorganized Debtors under the Plan and the Cash and the securities, contracts, instruments, releases and other agreements or documents to be delivered in connection with the Plan, be deemed to have forever released, waived and discharged all claims, demands, debts, rights, causes of action or liabilities (other than (x) any otherwise existing right to enforce the obligations under, and the contracts, instruments, releases, agreements, and documents delivered, Reinstated or assumed under the Plan, and (y) any claims or causes of action arising out of willful misconduct or gross negligence as determined by a Final Order), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise, relating to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, the CCAA Proceedings, the Plan or the Disclosure Statement, existing as of the Effective Date or thereafter that are based in whole or part on any act, omission, transaction event, or other occurrence taking place on or prior to the Effective Date, against the Released Parties; provided, however, that nothing in this section shall be construed to release any Released Party from willful misconduct or gross negligence as determined by a Final Order; and provided, further, however, that each Holder of a Claim or Interest that is entitled to vote on the Plan may elect by checking the appropriate box provided on the Ballot not to grant the releases described in this paragraph.
          (d) Releases by the Debtors. As of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, the Debtors and Reorganized Debtors in their individual capacities and as debtors-in-possession will be deemed to release and forever waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise existing as of the Effective Date or thereafter that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, the CCAA Proceedings, the Plan or the Disclosure Statement, and that could have been asserted by or on behalf of the Debtors or their Estates or the Reorganized Debtors against the Released Parties; provided, however, that nothing in Section 10.2(b) of the Plan shall be construed to release any party from liability for willful misconduct or gross negligence as determined by a Final Order.
          (e) Injunction Related to Exculpation and Releases. All persons that have held, hold or may hold any liabilities released or exculpated pursuant to Section 10.2 of the Plan will be permanently enjoined from taking any of the following actions against any Released Party or its property on account of such released liabilities: (i) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind; (ii) enforcing, levying, attaching, collecting or otherwise recovering by any manner or means, directly or indirectly, any judgment, award, decree or order; (iii) creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any lien; (iv) except as provided herein, asserting any setoff, right of subrogation or recoupment of any kind, directly or indirectly, against any obligation due a Released Party; and (v) commencing or continuing any action, in any manner, in any place that does not comply with or is inconsistent with the provisions of the Plan.
          (f) Survival of Indemnification Obligations. The obligations of the Debtors to indemnify any past and present directors, officers, agents, employees and representatives, pursuant to certificates or articles of incorporation, by-laws, contracts and/or applicable statutes, in respect of all actions, suits and proceedings against any of such officers, directors, agents, employees and representatives, based upon any act or omission related to service with or for or on behalf of the Debtors, shall not be discharged or Impaired by confirmation or consummation of the Plan and shall be assumed by the other Reorganized Debtors.
          (g) Discharge of Claims and Termination of Interests. Except as otherwise provided in the Plan or in the Confirmation Order, all consideration distributed under the Plan shall be in exchange for, and in complete satisfaction, settlement, discharge and release of, all Claims and Interests (other than Unimpaired Claims under the Plan that are Allowed Claims) of any nature whatsoever against the Debtors or any of their Estates, assets, properties or interest in property, and regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Interests. Upon the Effective Date, the Debtors shall be deemed discharged and released under section 1141(d)(1)(A) of the Bankruptcy

Code from any and all Claims and Interests (other than Unimpaired Claims that are Allowed Claims), including, but not limited to, demands and liabilities that arose before the Effective Date, and all debts of the kind specified in section 502(g), 502(h) or 502(i) of the Bankruptcy Code, and the Pliant Outstanding Common Stock Interests, Series AA Preferred Stock, Series M Preferred Stock, First Lien Notes, Second Lien Notes, and Senior Subordinated Notes shall be terminated.
          (h) Preservation of Rights of Action and Settlement of Litigation Claims. Except as otherwise provided in the Plan, the Confirmation Order, or in any document, instrument, release or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Reorganized Debtors, as successors in interest to the Debtors and their Estates shall retain the Litigation Claims. The Reorganized Debtors, as the successors in interest to the Debtors and the Estates, may enforce, sue on, settle or compromise (or decline to do any of the foregoing) any or all of the Litigation Claims. Notwithstanding the foregoing, the Debtors and the Reorganized Debtors shall not file, commence or pursue any claim, right or cause of action under section 547 of the Bankruptcy Code or seek to disallow any Claim to the extent the Holder thereof received and did not return a transfer avoidable under section 547 of the Bankruptcy Code.
     3. Injunction
     Except as otherwise provided in the Plan or the Confirmation Order, from and after the Effective Date, all persons who have held, hold or may hold Claims against or Interests in the Debtors are (i) permanently enjoined from taking any of the following actions against the Estate(s), or any of their property, on account of any such Claims or Interests and (ii) permanently enjoined from taking any of the following actions against any of the Debtors, the Reorganized Debtors or their property on account of such Claims or Interests: (A) commencing or continuing, in any manner or in any place, any action, or other proceeding; (B) enforcing, attaching, collecting or recovering in any manner any judgment, award, decree or order; (C) creating, perfecting or enforcing any lien or encumbrance; (D) asserting any right of setoff, subrogation or recoupment of any kind and (E) commencing or continuing, in any manner or in any place, any action that does not comply with or is inconsistent with the provisions of the Plan; provided, however, that nothing contained in the Plan shall preclude such persons from exercising their rights pursuant to and consistent with the terms of the Plan.
     By accepting distributions pursuant to the Plan, each Holder of an Allowed Claim will be deemed to have specifically consented to the injunctions set forth in Section 10.3 of the Plan.
     4. Terms of Bankruptcy Injunctions or Stays
     All injunctions or stays provided for in the Chapter 11 Cases under section 105 or 362 of the Bankruptcy Code or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.
     5. Termination of Subordination Rights and Settlement of Related Claims
     The classification and manner of satisfying all Claims and Interests and the respective distributions and treatments under the Plan take into account and/or conform to the relative priority and rights of the Claims and Interests in each Class in connection with the contractual, legal and equitable subordination rights relating thereto, whether arising under contract, general principles of equitable subordination, section 510(b) of the Bankruptcy Code or otherwise. All subordination rights that a Holder of a Claim or Interest may have with respect to any distribution to be made under the Plan shall be discharged and terminated, and all actions related to the enforcement of such subordination rights shall be enjoined permanently. Accordingly, except as provided in Section 3.2(h) of the Plan, distributions under the Plan to Holders of Allowed Claims will not be subject to payment of a beneficiary of such terminated subordination rights, or to levy, garnishment, attachment or other legal process by a beneficiary of such terminated subordination rights.
M. MISCELLANEOUS PLAN PROVISIONS
     THE FOLLOWING IS A SUMMARY OF CERTAIN MISCELLANEOUS PROVISIONS UNDER THE PLAN AND IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE PLAN.
     1. Surrender of Instruments
     As a condition to participation under the Plan, the Holder of a note, debenture or other evidence of indebtedness of the Debtors that desires to receive the property to be distributed on account of an Allowed Claim based on such note, debenture or other evidence of indebtedness shall surrender such note, debenture or other evidence of indebtedness to the Debtors, or their designee (unless such Holder’s Claim will be Reinstated by the Plan, in which case such surrender shall not be required), and shall execute and deliver such other documents as are necessary to effectuate the Plan; provided, however, that, if a claimant is a Holder of an equity security, note, debenture or other evidence of indebtedness for which no physical certificate was issued to the Holder but which instead is held in book-entry form pursuant to a global security held by DTC or other securities depositary or custodian thereof, then the Debtors or the applicable Indenture Trustee for such equity security, note, debenture or other evidence of indebtedness may waive the requirement of surrender. Except as otherwise provided in Section 12.1 of the Plan, if no surrender of a security, note, debenture or other evidence of indebtedness occurs and a claimant does not provide an affidavit and indemnification agreement, in form and substance satisfactory to the Debtors, that such security, note, debenture or other evidence of indebtedness was lost, then no distribution may be made to any claimant whose Claim or Interest is based on such security, note, debenture or other evidence of indebtedness thereof. The Debtors shall make subsequent distributions only to the persons who surrender the securities for exchange (or their assignees), and the record holders of such securities shall be those holders of record as of the Effective Date. Except as otherwise provided in the Plan, the First Lien Notes Indenture, Second Lien Notes Indenture, Senior Subordinated Notes Indenture, the Series AA Registration Rights Agreement and the Stockholders Agreement shall be rendered void as of the Effective Date.
     2. Committees
     Any appointment of an Official Committee shall terminate on the Effective Date.

     3. Post-Confirmation Date Retention of Professionals
     Upon the Effective Date, any requirement that professionals employed by the Reorganized Debtors comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date will terminate, and the Reorganized Debtors will be authorized to employ and compensate professionals in the ordinary course of business and without the need for Bankruptcy Court approval.
     4. Bar Date for Certain Administrative Expense Claims
     All applications for final allowance of fees and expenses of professional persons employed by the Debtors or the Official Committee or otherwise seeking to be compensated by the Estate or the Debtors pursuant to orders entered by the Bankruptcy Court and on account of services rendered prior to the Effective Date shall be filed with the Bankruptcy Court and served upon the Reorganized Debtors’ counsel at the addresses set forth in Section 12.15 of the Plan no later than thirty (30) days after the Effective Date. Any such claim that is not filed within this time period shall be discharged and forever barred. Objections to any application for allowance of Administrative Expense Claims described in Section 12.4 of the Plan must be filed within thirty (30) days after the filing thereof, as may be extended by the Bankruptcy Court upon request of the Reorganized Debtors.
     5. Effectuating Documents and Further Transactions
     Each of the Debtors and the Reorganized Debtors is authorized to execute, deliver, file or record such contracts, instruments, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan and any notes or securities issued pursuant to the Plan, including actions that the applicable Indenture Trustees may reasonably request to further effect the terms of the Plan.
     6. Compensation and Benefit Programs
     Except as otherwise expressly provided in Exhibit 12.6 to the Plan to be filed with the Plan Supplement, the Reorganized Debtors shall continue to perform their obligations under all employment and severance contracts and policies, and all compensation and benefit plans, policies and programs of the Debtors applicable to their employees, retirees and nonemployee directors and the employees and retirees of their subsidiaries, including, without limitation, all savings plans, retirement plans, health care plans, disability plans, severance benefit plans, incentive plans, life and accidental death and dismemberment insurance plans. Any one of the Reorganized Debtors may, prior to the Effective Date, enter into employment agreements with employees that become effective on or prior to the Effective Date and survive consummation of the Plan, which employment agreements shall be in form and substance reasonably acceptable to the Proponents. Any such agreements will be annexed to the Plan Supplement or otherwise filed with the Bankruptcy Court. Details with respect to new and/or amended compensation or benefits programs that are expected to be entered into between the Reorganized Debtors and the management of the Reorganized Debtors will be provided in the Plan Supplement.

     7. ACE Insurance Policies
     Nothing contained in the Plan, the Confirmation Order, any exhibit to the Plan, the Plan Supplement, or any other Plan document (including any provision that purports to be peremptory or supervening), shall in any way operate to impair, or have the effect of impairing, in any respect the legal, equitable or contractual rights and defenses of the insureds or insurers with respect to any ACE insurance policies and related agreements issued to or on behalf of the Debtors. The rights and obligations of the insureds and insurers under the ACE insurance policies and related agreements shall be determined under such policies and agreements, as applicable, including the terms, conditions, limitations and exclusions thereof, which shall remain in full force and effect and any applicable non-bankruptcy law. Regardless of whether the ACE insurance policies and related agreements are considered to be executory or not, the Reorganized Debtors will perform the Debtors’ obligations under the ACE insurance policies and related agreements, including any that remain unperformed as of the Effective Date of the Plan.
     8. Corporate Action
     Prior to, on, or after the Effective Date (as appropriate), all matters expressly provided for under the Plan that would otherwise require approval of the shareholders or directors of one or more of the Debtors or the Reorganized Debtors shall be deemed to have occurred and shall be in effect prior to, on, or after the Effective Date (as appropriate) pursuant to the applicable general corporation law of the states in which the Debtors or the Reorganized Debtors are incorporated without any requirement of further action by the shareholders or directors of the Debtors or the Reorganized Debtors.
     9. Exemption from Transfer Taxes
     Pursuant to section 1146(a) of the Bankruptcy Code, (a) the issuance, transfer or exchange of notes or equity securities under the Plan; (b) the creation of any mortgage, deed of trust, lien, pledge or other security interest; (c) the making or assignment of any lease or sublease; or (d) the making or delivery of any deed or other instrument of transfer under the Plan, including, without limitation, merger agreements, agreements of consolidation, restructuring, disposition, liquidation or dissolution, deeds, bills of sale, and transfers of tangible property, will not be subject to any stamp tax or other similar tax.
     10. Payment of Statutory Fees
     All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid on the Effective Date.
     11. Amendment or Modification of the Plan
     Subject to section 1127 of the Bankruptcy Code and, to the extent applicable, sections 1122, 1123 and 1125 of the Bankruptcy Code, the Proponents may alter, amend or modify the Plan or the Exhibits at any time prior to or after the Confirmation Date but prior to the substantial consummation of the Plan. A Holder of a Claim or Interest that has accepted the

Plan shall be deemed to have accepted the Plan, as altered, amended or modified, if the proposed alteration, amendment or modification does not materially and adversely change the treatment of the Claim or Interest of such Holder.
     12. Severability of Plan Provisions
     If, prior to the Confirmation Date, any term or provision of the Plan is determined by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court will have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision will then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, Impaired or invalidated by such holding, alteration, or interpretation. The Confirmation Order will constitute a judicial determination and will provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.
     13. Successors and Assigns
     The Plan shall be binding upon and inure to the benefit of the Debtors and their respective successors and assigns, including, without limitation, the Reorganized Debtors. The rights, benefits and obligations of any entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor or assign of such entity; provided that Apollo shall only assign its rights to an affiliate and that any assignment under the Plan shall not relieve the assigning party of its obligations under the Plan.
     14. Revocation, Withdrawal or Non-Consummation
     The Proponents reserve the right to revoke or withdraw the Plan as to any or all of the Debtors prior to the Confirmation Date and to file subsequent plans of reorganization. If the Proponents revoke or withdraw the Plan as to any or all of the Debtors, or if confirmation or consummation as to any or all of the Debtors does not occur, then, with respect to such Debtors, (a) the Plan shall be null and void in all respects, and (b) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Interest or Class of Claims or Interests), assumption or rejection of executory contracts or leases affected by the Plan, and any document or agreement executed pursuant to the Plan shall be deemed null and void.
     15. Notice
     All notices, requests and demands to or upon the Proponents to be effective shall be in writing and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

APOLLO MANAGEMENT VI, L.P.
c/o Apollo Management VI, L.P.
9 West 57th Street
New York, NY 10019
Telephone: (212) 515-3450
Facsimile: (212) 515-3251
Attn: Robert Seminara
with a copy to:
WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, NY 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000
Attn: Philip Mindlin / Douglas K. Mayer / Andrew J. Nussbaum
and with a copy to:
MORRIS, NICHOLS, ARSHT & TUNNELL LLP
1201 North Market Street
P.O. Box 1347
Wilmington, DE 19899-1347
Telephone: (302) 658-9200
Facsimile: (302) 658-3989
Attn: Derek C. Abbott
Counsel to Apollo
-and-
PLIANT CORPORATION
1475 Woodfield Road, Suite 700
Schaumburg, IL 60173
Telephone: (847) 969-3300
Facsimile: (847) 240-2164
Attn: General Counsel
with a copy to:
SIDLEY AUSTIN LLP
One South Dearborn Street
Chicago, IL 60603
Telephone: (312) 853-7000
Facsimile: (312) 853-7036
Attn: Larry J. Nyhan

and with a copy to:
YOUNG CONAWAY STARGATT & TAYLOR, LLP
The Brandywine Building
1000 West Street, 17th Floor
P.O. Box 391
Wilmington, DE 19899-0391
Telephone: (302) 571-6600
Facsimile: (302) 571-1253
Attn: Robert S. Brady
Counsel to the Debtors
     16. Governing Law
     Except to the extent that the Bankruptcy Code, the Bankruptcy Rules or other federal law is applicable, or to the extent that an exhibit or schedule to the Plan, the First Lien Notes Indenture, the Second Lien Notes Indenture or the Senior Subordinated Notes Indentures provide otherwise, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law of such jurisdiction.
     17. Tax Reporting and Compliance
     The Reorganized Debtors are hereby authorized, on behalf of each of the Debtors, to request an expedited determination under section 505 of the Bankruptcy Code of the tax liability of the Debtors for all taxable periods ending after the Petition Date through and including the Effective Date.
     18. Exhibits
     All Exhibits to the Plan are incorporated and are a part of the Plan as if set forth in full in the Plan.
     19. Filing of Additional Documents
     On or before substantial consummation of the Plan, the Proponents shall File such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.
     20. Reservation of Rights
     Except as expressly set forth in the Plan, the Plan shall have no force and effect unless the Bankruptcy Court has entered the Confirmation Order.

21.	Disputes Concerning Canadian Claims Against and Interests in Canadian Debtors
     All disputes involving the rights of a Canadian entity that is (a) the Holder of a Claim against or an Interest in a Canadian Debtor and (b) not subject to the personal jurisdiction of the Bankruptcy Court will be determined by the Bankruptcy Court without prejudice to such entity’s right to seek to have such dispute heard instead by the Canadian Court. Notwithstanding the foregoing, all such Canadian entities will be bound by the terms and provisions of the Plan.
VI. VOTING PROCEDURES AND REQUIREMENTS
     The following section describes in summary fashion the procedures and requirements that have been established for voting on the Plan. If you are entitled to vote to accept or reject the Plan, you should receive a Ballot for the purpose of voting on the Plan.
     If you hold Claims in more than one Class and are entitled to vote such Claims in more than one Class, you will receive separate Ballots, which must be used for each separate Class of Claims. If you are entitled to vote and did not receive a Ballot, received a damaged Ballot or lost your Ballot please call the Voting Agent, Epiq Bankruptcy Solutions, LLC, at (646) 282-2500.
A. VOTING DEADLINE
     TO BE CONSIDERED FOR PURPOSES OF ACCEPTING OR REJECTING THE PLAN, ALL BALLOTS (INCLUDING THOSE BALLOTS TRANSMITTED BY VOTING NOMINEES) MUST BE RECEIVED BY THE VOTING AGENT NO LATER THAN THE VOTING DEADLINE OF 4:00 P.M. PREVAILING EASTERN TIME ON SEPTEMBER 25, 2009. ONLY THOSE BALLOTS ACTUALLY RECEIVED BY THE VOTING AGENT BEFORE THE VOTING DEADLINE WILL BE COUNTED AS EITHER ACCEPTING OR REJECTING THE PLAN. ALL BALLOTS MUST BE SENT TO THE FOLLOWING ADDRESS:
FOR FIRST CLASS MAIL:
PLIANT CORPORATION BALLOT PROCESSING CENTER
c/o EPIQ BANKRUPTCY SOLUTIONS, LLC
FDR STATION, P.O. BOX 5014
NEW YORK, NY 10150-5014
FOR OVERNIGHT MAIL AND HAND DELIVERY:
PLIANT CORPORATION BALLOT PROCESSING CENTER
C/O EPIQ BANKRUPTCY SOLUTIONS, LLC
757 THIRD AVENUE, 3RD FLOOR
NEW YORK, NY 10017
     Votes cannot be transmitted orally, by facsimile or by electronic mail. Accordingly, you are urged to return your signed and completed Ballot promptly. Any executed Ballot received that does not indicate either an acceptance or rejection of the Plan or that indicates both an acceptance and rejection of the Plan shall not be counted.
     THE PROPONENTS INTEND TO SEEK TO SATISFY THE REQUIREMENTS FOR CONFIRMATION OF THE PLAN UNDER THE CRAMDOWN PROVISIONS OF SECTION 1129(b) OF THE BANKRUPTCY CODE AS TO ANY CLASS DEEMED TO REJECT, AND MAY DO SO AS TO ANY CLASS THAT VOTES TO REJECT, THE PLAN, AND, IF REQUIRED, MAY AMEND THE PLAN TO CONFORM TO THE STANDARDS OF SUCH SECTION.
B. HOLDERS OF CLAIMS ENTITLED TO VOTE
     As detailed in Section V.F. above, the Proponents are soliciting votes on the Plan from the holders of Allowed Claims in Classes 4, 5 and 6. Also as detailed in Section V.F. above, with respect to the impaired Classes of Claims and Interests that are deemed to reject the Plan (Classes 7, 10, 11 and 12), the Proponents shall request that the Bankruptcy Court confirm the Plan pursuant to section 1129(b) of the Bankruptcy Code, and may so request as to any other Class of Claims that votes to reject the Plan.
C. VOTE REQUIRED FOR ACCEPTANCE BY A CLASS
     1. Class of Claims
     A Class of Claims shall have accepted the Plan if it is accepted by at least two-thirds (2/3) in amount and more than one-half (1/2) in number of the Allowed Claims in such Class that have voted on the Plan in accordance with the Solicitation Order.
     2. Class of Interests
     A Class of Interests shall have accepted the Plan if it is accepted by at least two-thirds (2/3) in amount of the Allowed Interests in such Class that have voted on the Plan in accordance with the Solicitation Order.
D. VOTING PROCEDURES
     1. Ballots
     Each Ballot enclosed with this Disclosure Statement has been encoded with the Class into which the Claim has been placed under the Plan. All votes to accept or reject the Plan with respect to any Class of Claims must be cast by properly submitting the duly completed and executed form of Ballot designated for such Class. Holders of Impaired Claims voting on the Plan should complete and sign the Ballot in accordance with the instructions thereon, being sure to check the appropriate box entitled “Accept the Plan” or “Reject the Plan.” Any executed Ballot that does not indicate either an acceptance or rejection of the Plan or that indicates both an acceptance and rejection of the Plan will not be counted as a vote either to accept or reject the Plan.
     In addition, each Holder of a Claim entitled to vote on the Plan may elect, by checking the appropriate box on the Ballot, not to grant the releases contained in Section 10.2 of the Plan and the related injunction. All Holders of Claims who submit a Ballot without such box checked will be deemed to consent to the releases set forth in Section 10.2 of the Plan and the related injunction to the fullest extent permitted by applicable law.
     In order for your vote to be counted, you must complete and sign your original Ballot and return it in the envelope provided (only original signatures will be accepted). Each Ballot has been coded to reflect the Class of Claims it represents. Accordingly, in voting to accept or reject the Plan, you must use only the coded Ballot or Ballots sent to you with this Disclosure Statement.
     If you are a beneficial holder of a First Lien Note or Second Lien Note who receives a Ballot from a Voting Nominee, in order for your vote to be counted, your Ballot must be completed in accordance with the voting instructions on the Ballot and received by the Voting Nominee in enough time for the Voting Nominee to transmit a Master Ballot to the Voting Agent so that it is received no later than the Voting Deadline. The Voting Nominee must then transmit your Ballot to the Voting Agent so that it is received no later than the Voting Deadline. If you are the holder of any other type of Claim, in order for your vote to be counted, your Ballot must be properly completed in accordance with the voting instructions on the Ballot and returned to the Voting Agent so that it is received no later than the Voting Deadline. Any Ballot received after the Voting Deadline shall be counted at the sole discretion of the Proponents. Do not return any debt instruments or equity securities with your Ballot.
     All Ballots (including those Ballots transmitted by Voting Nominees) must be delivered to the Voting Agent, at its address set forth above, and received by the Voting Deadline. THE METHOD OF SUCH DELIVERY IS AT THE ELECTION AND RISK OF THE VOTER.
     If you are entitled to vote and you did not receive a Ballot, received a damaged Ballot or lost your Ballot, please contact the Voting Agent in the manner set forth in this Disclosure Statement.
     A vote on the Plan may be disregarded if the Bankruptcy Court determines, pursuant to Section 1126(e) of the Bankruptcy Code, that it was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code. The Solicitation Orders also set forth assumptions and procedures for tabulating Ballots that are not completed fully or correctly.
     2. Withdrawal or Change of Votes on the Plan
     After the Voting Deadline, no vote may be withdrawn without the prior consent of the Proponents, which consent shall be given in their sole discretion.
     Any holder who has submitted to the Voting Agent prior to the Voting Deadline a properly completed Ballot may change its vote by submitting to the Voting Agent prior to the Voting Deadline a subsequent properly completed Ballot for acceptance or rejection of the Plan. If more than one timely, properly completed Ballot is received with respect to the same Claim, the Ballot that will be counted for purposes of determining whether sufficient acceptances required to confirm the Plan have been received will be the Ballot that the Voting Agent determines was the last dated valid Ballot to be received.

VII. CONFIRMATION OF THE PLAN
A. CONFIRMATION HEARING
     Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a hearing on confirmation of a plan. The Confirmation Hearing pursuant to Section 1128 of the Bankruptcy Code will be held on October 6, 2009 at 2:00 p.m., prevailing Eastern Time, before the Honorable Mary F. Walrath, United States Bankruptcy Judge, at the United States Bankruptcy Court for the District of Delaware, 824 Market Street, Fifth Floor, Courtroom No. 4, Wilmington, Delaware 19801. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of adjournment at the Confirmation Hearing, or at any subsequent adjourned Confirmation Hearing.
     Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of a plan. Any objection to Confirmation of the Plan must: (i) be made in writing; (ii) state the name and address of the objecting party and the nature of the claim or interest of such party; (iii) state with particularity the legal and factual basis and nature of any objection to the Plan; and (iv) be filed with the Court, together with proof of service, and served so that it is received on or before September 25, 2009 at 4:00 p.m. prevailing Eastern Time by the following parties:

Counsel to Apollo:

WACHTELL, LIPTON, ROSEN & KATZ	MORRIS, NICHOLS, ARSHT & TUNNELL LLP
Philip Mindlin	Derek C. Abbott (No. 3376)
Douglas K. Mayer	Daniel B. Butz (No. 4227)
Andrew J. Nussbaum	1201 North Market Street
51 West 52nd Street	P.O. Box 1347
New York, NY 10019	Wilmington, DE 19899-1347
Telephone: (212) 403-1000	Telephone: (302) 658-9200
Facsimile: (212) 403-2000	Facsimile: (302) 658-3989

Counsel to the Debtors:

SIDLEY AUSTIN llp	YOUNG CONAWAY STARGATT & TAYLOR, llp
One South Dearborn Street	The Brandywine Building
Chicago, IL 60603	1000 West Street, 17th Floor
Telephone: (312) 853-7000	P.O. Box 391
Facsimile: (312) 853-7036	Wilmington, DE 19899-0391
Attn: Larry J. Nyhan	Telephone: (302) 571-6600
Facsimile: (302) 571-1253
Attn: Robert S. Brady

The U.S. Trustee:

U.S. Trustee
Office of the United States Trustee
J. Caleb Boggs Federal Building
844 King Street, Suite 2207
Lock Box 35
Wilmington, DE 19801
Telephone: (302) 573-6491
Facsimile: (302) 573-6497
Attn: Mark S. Kenney

Counsel to the Official Committee of Unsecured Creditors:

LOWENSTEIN SANDLER pc	POLSINELLI SHUGHART pc
65 Livingston Avenue	222 Delaware Avenue, Suite 1101
Roseland, NJ 07068	Wilmington, DE 19801
Telephone: (973) 597-2548	Telephone: (302) 252-0922
Facsimile: (973) 597-2400	Facsimile: (302) 252-0921
Attn: Kenneth A. Rosen	Attn: Christopher A. Ward
     Objections to confirmation of the Plan are governed by Rule 9014 of the Bankruptcy Rules. UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY AND PROPERLY SERVED AND FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.
B. STATUTORY REQUIREMENTS FOR CONFIRMATION OF THE PLAN
     At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the requirements of section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation are that the Plan (i) is accepted by all impaired Classes of Claims and Interests or, if rejected by an impaired Class, that the Plan “does not discriminate unfairly” and is “fair and equitable” as to such Class, (ii) is feasible and (iii) is in the “best interests” of holders of Claims and Interests impaired under the Plan.
     AS EXPLAINED ABOVE, THE BANKRUPTCY CODE CONTAINS PROVISIONS FOR CONFIRMATION OF A PLAN EVEN IF IT IS NOT ACCEPTED BY ALL CLASSES. THESE SO-CALLED “CRAMDOWN” PROVISIONS ARE SET FORTH IN SECTION 1129(B) OF THE BANKRUPTCY CODE, WHICH PROVIDES THAT A PLAN OF REORGANIZATION CAN BE CONFIRMED EVEN IF IT HAS NOT BEEN ACCEPTED BY ALL IMPAIRED CLASSES OF CLAIMS AND INTERESTS AS LONG AS AT LEAST ONE IMPAIRED CLASS OF NON-INSIDER CLAIMS HAS VOTED TO ACCEPT THE PLAN.
     1. Acceptance
     Claims in 4, 5 and 6 are Impaired under the Plan, and, therefore, must accept the Plan in order for it to be confirmed without application of the “fair and equitable test,” described below, to such Classes. As stated above, Impaired Classes of Claims will have accepted the Plan if the Plan is accepted by at least two-thirds in dollar amount and a majority in number of the

Claims of each such Class (other than any Claims of creditors designated under section 1126(e) of the Bankruptcy Code) that have voted to accept or reject the Plan. Impaired Classes of Interests will have accepted the Plan if the Plan is accepted by at least two-thirds in amount of the Interests of each such Class (other than any Claims of creditors designated under section 1126(e) of the Bankruptcy Code) have voted to accept the Plan.
     Claims and Interests in Classes 1, 2, 3, 8, 9 and 13 are Unimpaired under the Plan, and the holders of Allowed Claims in each of these Classes are conclusively presumed to have accepted the Plan.
     Claims and Interests in Classes 7, 10, 11 and 12 are Impaired and the holders of such Claims and Interests will not receive or retain any property under the Plan. Accordingly, Classes 7, 10, 11 and 12 are deemed not to have accepted the Plan and confirmation of the Plan will require application of the “fair and equitable test,” described below.
2.	Fair and Equitable Test
     To obtain confirmation of the Plan, notwithstanding the non-acceptance or deemed non-acceptance of the Plan by any impaired Class of Claims or Interests, it must be demonstrated that the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to such dissenting impaired Class. A plan does not discriminate unfairly as to a non-accepting class within the meaning of section 1129(b) of the Bankruptcy Code if the plan provides a treatment to such Class that is substantially equivalent to the treatment that is provided to other classes of equal rank. In determining whether a plan discriminates unfairly, courts will take into account a number of factors. Accordingly, a plan may treat two Classes of equal rank differently without unfair discrimination as to either Class. The Proponents believe that the Plan satisfies this standard.
     The Bankruptcy Code establishes separate “fair and equitable” tests for secured claims, unsecured claims and equity interests, summarized below:
          (a) Secured Creditors. The requirement that a plan be “fair and equitable” with respect to a non-accepting class of secured claims includes the requirements that (i) the holders of such claims retain the liens securing such claims to the extent of the allowed amount of the secured claims (whether the property subject to the liens is retained by the debtor or transferred to another entity under the plan), and each such holder receives on account of such claim deferred cash payments totaling at least the allowed amount of such claim, with a value as of the effective date of the plan at least equal to the value of such holder’s interest in the debtor’s interest in the property subject to the liens, or (ii) each impaired secured creditor in the class realizes the “indubitable equivalent” of such allowed secured claim.
          (b) Unsecured Creditors. Either (i) each holder of an impaired unsecured claim receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and equity interests that are junior to the claims of the dissenting class will not receive or retain any property under the plan.
          (c) Interest Holders. Either (i) each holder of an equity interest will receive or retain under the plan property of a value equal to the greater of the fixed liquidation preference to which such holder is entitled, or the fixed redemption price to which such holder is entitled or the value of the equity interest, or (ii) the holders of equity interests that are junior to the non-accepting class will not receive or retain any property under the plan.
     THE PROPONENTS BELIEVE THAT THE PLAN MAY BE CONFIRMED ON A NONCONSENSUAL BASIS (PROVIDED AT LEAST ONE IMPAIRED CLASS OF CLAIMS VOTES TO ACCEPT THE PLAN). ACCORDINGLY, THE PROPONENT MAY ELECT TO DEMONSTRATE AT THE CONFIRMATION HEARING THAT THE PLAN SATISFIES THE REQUIREMENTS OF SECTION 1129(b) OF THE BANKRUPTCY CODE AS TO ANY NON-ACCEPTING CLASS.
3.	Feasibility
     Pursuant to section 1129(a)(11) of the Bankruptcy Code, among other things, the Bankruptcy Court must determine that confirmation of the Plan is not likely to be followed by the liquidation or need for further financial reorganization of the Debtors or any successors to the Debtors under the Plan. This condition is often referred to as the “feasibility” of the Plan. The Proponents believe that the Plan satisfies this requirement.
     For purposes of determining whether the Plan meets this requirement, the financial advisors of the Proponents have analyzed the Debtors’ ability to meet their obligations under the Plan. As part of that analysis, the Debtors’ management has prepared consolidated projected financial results for the stand-alone Reorganized Debtors for each of the years ending December 31, 2009 through and including 2013 (the “Debtors’ Projections”). In addition, Apollo has prepared consolidated financial results for the contributed Berry Assets, synergies and the Intercompany Services Agreement for each of the years ending December 31, 2009 through and including 2013 (the “Apollo Projections,” together with the Debtors’ Projections, the “Projections”). These financial projections, and the assumptions on which they are based, are included in the Projections annexed hereto as Exhibit E.
     The Proponents have each prepared their respective Projections based upon certain assumptions that they believe to be reasonable under the current circumstances. The Projections have not been examined or compiled by independent accountants. Many of the assumptions on which the Projections are based are subject to significant uncertainties. Inevitably, some assumptions will not materialize, and unanticipated events and circumstances may affect the actual financial results. Therefore, the actual results achieved throughout the period covered by the Projections may vary from the projected results, and the variations may be material. All Holders of Claims that are entitled to vote to accept or reject the Plan are urged to examine carefully all of the assumptions on which the Projections are based in evaluating the Plan.
4.	Best Interests Test and Liquidation Analysis
     The “best interests” test under section 1129 of the Bankruptcy Code requires as a condition to confirmation of a plan of reorganization that each holder of impaired claims or impaired interests receive property with a value not less than the amount such holder would receive in a chapter 7 liquidation. As indicated above, the Proponents believe that under the Plan, Holders of Impaired Claims and Impaired Interests will receive property with a value equal to or in excess of the value such Holders would receive in a liquidation of the Debtors under chapter 7 of the Bankruptcy Code.
     To estimate potential returns to Holders of Claims and Interests in a chapter 7 liquidation, the Proponents have determined the amount of liquidation proceeds that might be available for distribution (net of liquidation-related costs) and the allocation of such proceeds among the Classes of Claims and Interests based on their relative priority as set forth in the Bankruptcy Code. The Proponents considered many factors and data and assumed that the liquidation of all assets would be conducted in an orderly manner and, as such, the bids received for the Debtors’ significant assets would be, at most, materially no different from the bids that the Debtors have received from sales and inquiries in recent months. The liquidation proceeds available for distribution to holders of Claims against and Interests in the Debtors would consist of the net proceeds from the disposition of the Debtors’ assets, augmented by any other cash that the Debtors held and generated during the assumed holding period stated in the Plan and after deducting the incremental expenses of operating the business pending disposition.
     In general, as to each entity, liquidation proceeds would be allocated in the following priority:
•	first, to the Claims of secured creditors to the extent of the value of their collateral;

•	second, to the costs, fees and expenses of the liquidation, as well as other administrative expenses of the Debtors’ chapter 7 cases, including tax liabilities;

•	third, to the unpaid Administrative Expense Claims;

•	fourth, to Priority Tax Claims and other Claims entitled to priority in payment under the Bankruptcy Code;

•	fifth, to Unsecured Claims; and

•	sixth, to Interests.
     The Debtors’ liquidation costs in a chapter 7 case would include the compensation of a bankruptcy trustee, as well as compensation of counsel and other professionals retained by such trustee, asset disposition expenses, applicable taxes, litigation costs, Claims arising from the Debtors’ operation during the pendency of the chapter 7 cases and all unpaid Administrative Expense Claims that are allowed in the chapter 7 case. The liquidation itself might trigger certain Priority Claims, such as Claims for severance pay, and would likely accelerate Claims or, in the case of taxes, make it likely that the Internal Revenue Service would assert all of its claims as Priority Tax Claims rather than asserting them in due course as is expected to occur under the Chapter 11 Cases. These Priority Claims would be paid in full out of the net liquidation proceeds, after payment of secured Claims, chapter 7 costs of administration and other Administrative Expense Claims, and before the balance would be made available to pay Unsecured Claims or to make any distribution in respect of Interests.

     The following chapter 7 Liquidation Analysis is provided solely to discuss the effects of a hypothetical chapter 7 liquidation of the Debtors and is subject to the assumptions set forth below. The Proponents cannot assure you that these assumptions would be accepted by a Bankruptcy Court. The chapter 7 Liquidation Analysis has not been independently audited or verified.
5.	Liquidation Analysis
     The liquidation analysis is attached to this Disclosure Statement as Exhibit F (the “Liquidation Analysis”). This analysis is based upon a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, many of which would be beyond the Proponents’ control. Accordingly, while the analyses contained in the Liquidation Analysis are necessarily presented with numerical specificity, the Proponents cannot assure you that the values assumed would be realized if the Debtors were in fact liquidated, nor can the Proponents assure you that the Bankruptcy Court would accept this analysis or concur with these assumptions in making its determinations under section 1129(a) of the Bankruptcy Code. ACTUAL LIQUIDATION PROCEEDS COULD BE MATERIALLY LOWER OR HIGHER THAN THE AMOUNTS SET FORTH IN EXHIBIT F. NO REPRESENTATION OR WARRANTY CAN OR IS BEING MADE WITH RESPECT TO THE ACTUAL PROCEEDS THAT COULD BE RECEIVED IN A CHAPTER 7 LIQUIDATION OF THE DEBTORS. THE LIQUIDATION VALUATIONS HAVE BEEN PREPARED SOLELY FOR PURPOSES OF ESTIMATING PROCEEDS AVAILABLE IN A CHAPTER 7 LIQUIDATION OF THE ESTATE AND DO NOT REPRESENT VALUES THAT MAY BE APPROPRIATE FOR ANY OTHER PURPOSE. NOTHING CONTAINED IN THESE VALUATIONS IS INTENDED TO OR MAY BE ASSERTED TO CONSTITUTE A CONCESSION OR ADMISSION OF ANY PERSON FOR ANY OTHER PURPOSE.
     The Liquidation Analysis is based upon the Debtors’ balance sheets as of December 31, 2008, and assumes that the actual December 31, 2008 balance sheets are conservative proxies for the balance sheets that would exist at the time the chapter 7 liquidation would commence.
     Under section 704 of the Bankruptcy Code, a chapter 7 trustee must, among other duties, collect and convert the property of a debtor’s estate to Cash and close the estate as expeditiously as is compatible with the best interests of the parties-in-interest. Consistent with these requirements, it is assumed for purposes of the Liquidation Analysis that a liquidation of the Debtors would commence under the direction of a chapter 7 trustee appointed by the Bankruptcy Court and would continue for a period of nine (9) months, during which time all of the Debtors’ major assets would either be sold or conveyed to their respective lien holders, and the Cash proceeds of such sales, net of liquidation-related costs, would then be distributed to the Debtors’ creditors. Although the liquidation of some assets might not require nine months to accomplish, other assets would be more difficult to collect or sell and hence would require a liquidation period substantially longer than nine months.
     The Proponents believe that the Plan will produce a greater recovery for the holders of Claims and Interests than would be achieved in a chapter 7 liquidation. Consequently, the Proponents believe that the Plan, which provides for the continuation of the Debtors’ businesses, will provide a substantially greater ultimate return to the Holders of Claims and Interests than would a chapter 7 liquidation.

VIII. PROJECTED FINANCIAL INFORMATION AND REORGANIZATION VALUE
A. PROJECTED FINANCIAL INFORMATION
     The Debtors’ management has prepared the Debtors’ Projections, and Apollo has prepared the Apollo Projections, which are incorporated into the Projections and attached to this Disclosure Statement as Exhibit E. The principal assumptions that are part of the business plan and that underlie the Projections are set forth in Exhibit E.
     After the date of the Disclosure Statement, the Proponents and the Reorganized Debtors do not intend to update or otherwise revise the Projections to reflect circumstances existing since their preparation in June 2009 or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, the Proponents and the Reorganized Debtors do not intend to update or revise the Projections to reflect changes in general economic or industry conditions.
     THE PROJECTIONS ATTACHED TO THIS DISCLOSURE STATEMENT AS EXHIBIT E WERE NOT PREPARED TO COMPLY WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. NEITHER THE DEBTORS’ NOR APOLLO’S INDEPENDENT ACCOUNTANTS HAVE EXAMINED OR COMPILED THE ACCOMPANYING PROJECTIONS AND ACCORDINGLY DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT TO THE PROJECTIONS, ASSUME NO RESPONSIBILITY FOR THE PROJECTIONS AND DISCLAIM ANY ASSOCIATION WITH THE PROJECTIONS. EXCEPT FOR PURPOSES OF THIS DISCLOSURE STATEMENT, THE DEBTORS DO NOT PUBLISH PROJECTIONS OF ITS ANTICIPATED FINANCIAL POSITION OR RESULTS OF OPERATIONS. NEITHER APOLLO, THE DEBTORS, NOR THE REORGANIZED DEBTORS INTEND TO UPDATE OR OTHERWISE REVISE THESE PROJECTIONS TO REFLECT EVENTS OR CIRCUMSTANCES EXISTING OR ARISING AFTER THE DATE OF THIS DISCLOSURE STATEMENT OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.
     THE ESTIMATES AND ASSUMPTIONS ON WHICH THE PROJECTIONS ARE BASED MAY NOT BE REALIZED, AND ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE COMPANY’S CONTROL. NO REPRESENTATIONS CAN BE OR ARE MADE AS TO WHETHER THE ACTUAL RESULTS WILL BE WITHIN THE RANGE SET FORTH IN ITS PROJECTIONS. SOME ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE, AND EVENTS AND CIRCUMSTANCES OCCURRING SUBSEQUENT TO THE DATE ON WHICH THE PROJECTIONS WERE PREPARED MAY BE DIFFERENT FROM THOSE ASSUMED, OR MAY BE UNANTICIPATED, AND THEREFORE MAY AFFECT FINANCIAL RESULTS IN A MATERIAL AND POSSIBLY ADVERSE MANNER. THE PROJECTIONS, THEREFORE, MAY NOT BE RELIED UPON AS A GUARANTEE OR OTHER ASSURANCE OF THE ACTUAL RESULTS THAT WILL OCCUR. SEE ARTICLE X, “RISK FACTORS.”

B. REORGANIZATION VALUE
     The Proponents have not prepared an independent valuation for the Reorganized Debtors with the addition of the contributed Berry Assets, synergies and Intercompany Services Agreement. However, based upon the proposed contribution to the Reorganized Debtors through the Rights Offering, the Proponents have determined that the implied total enterprise value for the Reorganized Debtors with the addition of the contributed Berry Assets is approximately $612.7 million. This implied total enterprise value reflects the sum of:
•	The implied total equity value of the Reorganized Debtors of approximately $257.3 million, which is derived from the contribution of $193.0 million in cash under the Plan in exchange for 75% of the equity of the Reorganized Debtors (subject to dilution in the event Reorganized Pliant issues management compensatory stock options or other compensatory awards denominated in shares of New Common Stock); and

•	Net debt and preferred stock at emergence of approximately $355.4 million, which is comprised of a revolving credit facility balance of $74.5 million, $250.0 million of New Senior Secured Notes, capital leases of $24.5 million, New Preferred Stock of $11.4 million, and cash of $5.0 million. The revolving credit facility balance does not reflect certain bankruptcy-related costs paid post emergence.
THE FOREGOING IMPLIED VALUATION IS BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS WHICH ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES BEYOND THE CONTROL OF THE DEBTORS AND APOLLO. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ESTIMATED IMPLIED VALUATION WOULD BE REALIZED IF THE PLAN WERE TO BECOME EFFECTIVE, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE. ADDITIONALLY, THE POST-REORGANIZATION IMPLIED VALUE ESTIMATED DOES NOT NECESSARILY REFLECT, AND SHOULD NOT BE CONSTRUED AS REFLECTING, VALUES THAT WILL BE ATTAINED IN THE PUBLIC OR PRIVATE MARKETS. THE VALUE DESCRIBED IN THE ANALYSIS DOES NOT PURPORT TO BE AN ESTIMATE OF THE POST-REORGANIZATION MARKET TRADING VALUE. SUCH TRADING VALUE MAY BE MATERIALLY DIFFERENT FROM THE REORGANIZATION VALUE RANGES ASSOCIATED WITH THE REORGANIZED DEBTORS’ IMPLIED VALUATION ANALYSIS. INDEED, THERE CAN BE NO ASSURANCE THAT A TRADING MARKET WILL DEVELOP FOR THE NEW SECURITIES.
IX. DESCRIPTION OF DEBT AND CAPITAL STOCK OF REORGANIZED PLIANT
     On the Effective Date, the authorized capital stock of Reorganized Pliant will consist of 5,350,000 shares of capital stock, of which up to 5,000,000 shares shall be New Common Stock, and up to 350,000 shares shall be New Preferred Stock. On the Effective Date, Reorganized Pliant will also issue in exchange for claims New Senior Secured Notes in an aggregate amount of $250.0 million and 1,930,000 Rights to purchase New Common Stock in the Rights Offering.

     On the Effective Date, Reorganized Pliant expects to issue, pursuant to the Plan: (a) a total of 514,666 shares of New Common Stock to Berry, members of Berry management (or an entity owned by them) (“Berry Management”) and a total of 1,930,00 shares of New Common Stock to Apollo and the other Holders of Second Lien Notes Claims exercising their Rights pursuant to the Rights Offering, (b) up to a total of 262,400 shares of New Preferred Stock to holders of Second Lien Notes Claims, (c) an aggregate of $250.0 million of New Senior Secured Notes to Holders of First Lien Notes Claims and (d) a total of 1,930,000 Rights to purchase all or a portion of its Pro Rata share of the Rights Allocation to holders of Holder of an Allowed Second Lien Notes Claim. The Rights represent the right to acquire 75% of the issued and outstanding shares of New Common Stock, immediately upon consummation of the Plan, subject to dilution in the event Reorganized Pliant issues management compensatory stock options or other compensatory awards denominated in shares of New Common Stock.
     Set forth below is a summary of (i) the terms of the New Common Stock, (ii) the terms of the New Preferred Stock, (iii) the terms of the New Senior Secured Notes and (iv) the terms of the Rights issued pursuant to the Rights Offering. To the extent that there is any inconsistency between this summary and the forms of the Certificate of Incorporation, the Certificate of Designations for the New Preferred Stock, and the Reorganized Pliant Shareholders Agreement attached to the Plan, the terms of each such document, as the case may be, shall control.
A. NEW COMMON STOCK
     The terms of the New Common Stock are set forth in their entirety in the Certificate of Incorporation of Reorganized Pliant, a form of which has been filed with the Bankruptcy Court as Exhibit 5.2(a)(1) to the Plan. The New Common Stock will not be publicly traded (unless the demand registration rights described below are exercised, the Board of Directors of Reorganized Pliant elects to register the common stock or Reorganized Pliant is required to register under the federal securities laws). In addition to the terms set forth in the Certificate of Incorporation, holders of New Common Stock will be subject to the Reorganized Pliant Shareholders Agreement, a form of which has been filed with the Bankruptcy Court as Exhibit 5.4(e) to the Plan.
1.	Transfer Restrictions
     Until a qualifying initial public offering, no shares of New Common Stock shall be sold or otherwise transferred by a “Non-Investor Group” holder (defined as those holders not in the “Investor Group” comprising Apollo, Apollo Management, L.P. and Berry and their affiliates) except as contemplated by the Reorganized Pliant Shareholders Agreement. Permitted transfers include to a Non-Investment Group Holder’s affiliates who agree to be bound by the Reorganized Pliant Shareholders Agreement and in accordance with the tag-along, drag-along and call rights.
2.	Drag-Along Transactions
     If any Investor Group holder receives a bona fide written offer from a third party, other than another member of the Investor Group, to purchase in any one transaction or in several transactions during any six-month period, more than 10% of the total number of shares of New Common Stock outstanding at such time, for a specified price payable in cash or otherwise and on specified terms and conditions, and the relevant Investor Group holder wishes to accept such an offer, the relevant Investor Group holder, must promptly notify the Non-Investor Group holders of the offer.
     If the relevant Investor Group holder advises the Non-Investor Group holders of its intention to accept the offer, then the Investor Group holder may accept the offer and all of the Non-Investor Group holders will be obligated, if and to the extent requested by the Investor Group holder, to sell their New Common Stock on the terms and conditions set forth in the offer.
     Upon the consummation of the transaction all of the Non-Investor Group holders must receive the same form and amount of consideration per share of New Common Stock and each Non-Investor Group holder is obligated to sell only the number of its shares of New Common Stock equal to its ownership percentage multiplied by the total number of shares of New Common Stock being purchased pursuant to the offer.
     In addition, the Non-Investor Group holders may not exercise any rights of appraisal or dissenters’ rights that such Non-Investor Group holder may have (whether under applicable law or otherwise) or could potentially have or acquire in connection with any drag-along transaction or any proposal that is necessary or desirable to consummate any such transaction.
3.	Tag-Along Transactions
     If any Investor Group holder receives a bona fide offer from a third party other than another member of the Investor Group to purchase from the relevant Investor Group holder that number of shares which, in any one transaction or in several transactions during any six-month period, constitutes in the aggregate more than 10% of the total number of shares of New Common Stock outstanding at such time, for a specified price payable in cash or otherwise and on specified terms and conditions and the relevant Investor Group holder wishes to accept such offer, the relevant Investor Group holder must promptly forward a copy of the offer to the Non-Investor Group holders. The relevant Investor Group holder shall not sell any such New Common Stock unless the same terms and conditions as those of the offer are extended to each Non-Investor Group holder on a Pro Rata basis (such that each Non-Investor Group holder may sell the number of its shares of Common Stock equal to its Ownership Percentage multiplied by the total number of shares of Common Stock being purchased pursuant to the offer).
4.	Berry Call Right
     At any time after the Effective Date until the earlier to occur of the seventh anniversary of the Effective Date or a Qualified IPO, as defined in the Reorganized Pliant Shareholders Agreement (such period the “Berry Option Exercise Period”), if Berry (or any affiliate of Berry) conducts or proposes to conduct (i) an initial public offering, (ii) a merger, consolidation or reorganization with a person other than an affiliate of Berry or (iii) a disposal of all or substantially all of the assets of the Berry and its subsidiaries taken as a whole to a person other than an affiliate of Berry, then Berry (or an affiliate designated by Berry) shall have the right to purchase, all of the Non-Investor Group holder’s shares of New Common Stock (each a “Berry Option”) at fair value as determined by the Board of Reorganized Pliant, and conditional on consummation of the transaction that triggered the Berry Option. The purchase price shall be payable in Berry’s discretion in cash, Berry securities or a combination thereof (and any consideration comprising Berry securities shall be valued at fair value as determined by Berry’s board of directors, or an independent investment banking firm). Before closing, Berry must obtain an opinion from a nationally recognized independent investment banking firm confirming the fairness from a financial perspective of the Berry purchase consideration received by Non-Investor Group Holders in respect of the exercise of the Berry Option. Berry may exercise the Berry Option in respect of the Non-Investor Group holders by giving notice thereof to the Non-Investor Group Holders at any time during the Berry Option Exercise Period. Berry may exercise the Berry Option more than once.
5.	Registration Rights
     Subject to certain limitations set forth in the Reorganized Pliant Shareholders Agreement, if, for purposes of conducting a Qualified IPO or at any time after a Qualified IPO, as defined in the Reorganized Pliant Shareholders Agreement, Reorganized Pliant proposes to register any Common Stock for its own account (a “Company Registration”) or for the account of any stockholder (a “Stockholder Registration”) under the Securities Act by registration on Form S-1 or S-3 or any successor or similar form(s) (except registrations on any such Form or similar form(s) solely for registration of securities in connection with an employee benefit plan or dividend reinvestment plan or a merger or consolidation or incidental to an issuance of securities under Rule 144A under the Securities Act), it must at each such time give prompt written notice to the stockholders of its intention to do so. Upon the written request of a stockholder, made within 15 business days after the receipt of any such notice, Reorganized Pliant will use its commercially reasonable efforts to effect the registration under the Securities Act of all registrable securities which it has been so requested to register by the stockholders. Reorganized Pliant shall pay all registration expenses in connection with any registration of registrable securities.
     Among other requirements, stockholders seeking to exercise registration rights must supply any information reasonably requested by Reorganized Pliant in connection with the preparation of a registration statement and/or any other documents relating to such registered offering and to execute and deliver any agreements and instruments being executed by all participating holders on substantially the same terms reasonably requested to effectuate such registered offering, including an underwriting agreement, a custody agreement, and indemnification agreement and a “hold back” agreement pursuant to which such stockholder will agree not to sell or purchase any securities of the Reorganized Pliant for the same period of time following the registered offering as is agreed to by the other Stockholders having the right to include securities in the registered offering.
6.	Board Composition
     The initial authorized number of directors on the Board of Reorganized Pliant shall be no fewer than eight. So long as the Investor Group holders collectively own in the aggregate a majority of the outstanding New Common Stock (i) the majority of shares of the Investor Group shall have the right to designate a majority of the directors to the Board and (ii) the majority of shares of the Non-Investor Group shall have the right to designate a whole number (rounding down) of directors to the Board that is closest to the product of the aggregate ownership percentage of Non-Investor Group Holders at such date and the authorized number of directors on the board at such date, provided that, the Non-Investor Group shall have the right to designate at least one director to the board so long as the Non-Investor Group holders collectively own in the aggregate at least 10% of the outstanding New Common Stock. The board shall at all times include independent directors to the extent required by applicable law or stock exchange rules.
7.	Information Rights
     Until such time as Reorganized Pliant becomes a reporting company under the Exchange Act, the Company shall deliver the following reports to each Stockholder at the times specified below:
     Annual Reports. Within 105 days after the end of the first fiscal year of Reorganized Pliant ending after the Effective Date, and within 90 days after the end of each subsequent fiscal year of Reorganized Pliant, (i) an annual financial report for Reorganized Pliant, including a consolidated Balance Sheet as of the end of such fiscal year, a consolidated Statement of Income and a consolidated Statement of Cash Flows of Reorganized Pliant and its subsidiaries for such year, all prepared in accordance with generally accepted accounting principles and practices and audited by nationally recognized independent certified public accountants, (ii) management’s discussion and analysis of the financial results included in such reports and (iii) an auditor’s report in respect of such reports; and
     Quarterly Reports. Within 60 days after the end of the first 3 fiscal quarters of Reorganized Pliant (except the last quarter of Reorganized Pliant’s fiscal year) ending after the Effective Date, and within 45 days after the end of each subsequent fiscal quarter of Reorganized Pliant (except the last quarter of Reorganized Pliant’s fiscal year), quarterly unaudited financial statements, including an unaudited Balance Sheet, and an unaudited Statement of Income, together with management’s discussion and analysis of the financial results included in such reports.
B. NEW PREFERRED STOCK
     The terms of the New Preferred Stock are detailed in the Certificate of Designations of Series A Cumulative Perpetual Redeemable Preferred Stock. The form of Certificate of Designations for the New Preferred Stock has been filed as Exhibit 5.2(b) to the Plan. The New Preferred Stock is senior to the New Common Stock with respect to dividends and liquidation and has an aggregate liquidation preference equal to (a) (i) $87.50 multiplied by (ii) the amount of Allowed Second Lien Notes Claims not electing to receive a Pro Rata share of the Rights Allocation divided by 1000. Reorganized Pliant may redeem the New Preferred Stock at any time for 100% of the stated value of the New Preferred Stock, plus an amount equal to accumulated and unpaid dividends and, without duplication, accrued and unpaid dividends thereon, whether or not declared. At any time after the tenth anniversary of the issuance date of the New Preferred Stock, each holder may require Reorganized Pliant to redeem the New Preferred Stock for 100% of the stated value of the New Preferred Stock, plus an amount equal to accumulated and unpaid dividends and, without duplication, accrued and unpaid dividends thereon, whether or not declared. Holders of the New Preferred Stock will be entitled to a yearly 9% cumulative dividend payable yearly on the last day of September. The New Preferred Stock has no voting rights other than as required by law.
C. NEW SENIOR SECURED NOTES
     On the Effective Date, Reorganized Pliant will issue the New Senior Secured Notes in an aggregate principal amount equal to $250.0 million. The New Senior Secured Notes will bear interest at a rate of 11 1/2% per annum and will mature in 2015. Reorganized Pliant’s obligations in respect of the New Senior Secured Notes will be guaranteed by certain of its subsidiaries and secured (a) on a first priority basis by substantially all of Reorganized Pliant’s and its guarantor subsidiaries’ assets other than the assets described in clause (b) of this sentence and (b) on a second-priority basis by the accounts receivable and other rights to payment, inventory, all documents, instruments and general intangibles (including intellectual property) relating to accounts receivable and inventory, deposit accounts, cash and cash equivalents, and all products and proceeds of the foregoing, of Reorganized Pliant and its guarantor subsidiaries.
     No principal payments in respect of the New Senior Secured Notes will be due prior to maturity. The New Senior Secured Notes may be redeemed by Reorganized Pliant, in whole or in part from time to time, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest and additional interest, if any, to the redemption date if redeemed during the twelve-month period commencing on the anniversary of the issue date occurring in the years set forth below:

Year	Redemption Price
2009	100.000%
2010	100.000%
2011	103.000%
2012	102.000%
2013	101.000%
2014 and thereafter	100.000%
     If a change of control occurs, Reorganized Pliant must give holders of New Senior Secured Notes an opportunity to sell their notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest.
     The New Senior Secured Notes Indenture contains a number of customary covenants.
D. RIGHTS
     The terms of Rights are detailed in the Ballot to be delivered in respect of Second Lien Notes Claims pursuant to the Bankruptcy Plan. Each nontransferable Right shall give such Holder the right, but not the obligation, to subscribe for shares of New Common Stock at the Rights Strike Price per share. The Rights Strike Price per share is the result of dividing the Aggregate Rights Strike Price by the 1,930,000 shares of New Common Stock to be issued as part of the Rights Offering under the Plan (representing 75%, on a fully-diluted basis, of equity ownership of Reorganized Pliant, subject to dilution in the event Reorganized Pliant issues management compensatory stock options or other compensatory awards denominated in shares of New Common Stock). The Rights Strike Price per share will be announced at the hearing on confirmation of the Plan and will be a number between $94.09 and $100.00 per share, depending on the number of holders entitled to exercise Rights that choose to do so. (Apollo is committing in the Plan to exercise its Rights.) The Aggregate Rights Strike Price is (A) $193,000,000 less (B) the result of multiplying (i) $11,400,000 by (ii) a ratio, the numerator of which is the aggregate allowed amount of Non-Apollo Second Lien Notes Claims exercising Rights and the denominator of which is the aggregate allowed amount of Non-Apollo Second Lien Notes Claims. The ability to elect to exercise the Rights will expire if not exercised by 4:00p.m.., Eastern Time, on September 25, 2009. Holders may elect to receive Rights under the Plan; however, if no election is made or if such Holders do not exercise their Rights, such Holders will receive, in respect of each $1,000 of Allowed Claim in respect of which the Rights were distributed, (a) $87.50 in cash and $87.50 in liquidation preference of New Preferred Stock. Any Holder of an Allowed Second Lien Notes Claim that elects on the Ballot to receive and exercise Rights in the Rights Offering, in lieu of receiving cash and New Preferred Stock, but that does not tender the subscription price by the date instructed on the Ballot shall forfeit its Right to subscribe for shares of New Common Stock and shall receive no consideration in respect of its Claim, and Apollo and/or its affiliate(s) shall tender or cause the tendering of the unpaid subscription price pursuant to the Backstop Commitment Agreement without prejudice to any rights, claims or causes of action against such non-tendering Holder in respect of such failure to pay.
X. RISK FACTORS
     THE IMPLEMENTATION OF THE PLAN AND THE ISSUANCE OF NEW SECURITIES ON THE EFFECTIVE DATE ARE SUBJECT TO A NUMBER OF MATERIAL RISKS, INCLUDING THOSE ENUMERATED BELOW.
     IN EVALUATING WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, HOLDERS OF CLAIMS AGAINST ANY OF THE DEBTORS ENTITLED TO VOTE ON THE PLAN SHOULD READ AND CAREFULLY CONSIDER THE RISK FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH AND/OR INCORPORATED BY REFERENCE HEREIN), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION, OR ALTERNATIVES TO THE PLAN.
     THESE RISK FACTORS CONTAIN CERTAIN STATEMENTS THAT ARE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE SUBJECT TO A NUMBER OF ASSUMPTIONS, RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE PROPONENTS, INCLUDING THE IMPLEMENTATION OF THE PLAN, THE CONTINUING AVAILABILITY OF SUFFICIENT BORROWING CAPACITY OR OTHER FINANCING TO FUND OPERATIONS, THE PRICES AT WHICH THE COMPANY CAN SELL ITS PRODUCTS, THE AVAILABILITY AND COST OF RESIN AND OTHER RAW MATERIALS, CHANGES IN CREDIT TERMS FROM SUPPLIERS, CURRENCY EXCHANGE RATE FLUCTUATIONS, THE DEVELOPMENT OF NEW TECHNOLOGIES, ECONOMIC

DOWNTURN, NATURAL DISASTERS AND UNUSUAL WEATHER CONDITIONS, TERRORIST ACTIONS OR ACTS OF WAR, OPERATING EFFICIENCIES, LABOR RELATIONS, ACTIONS OF GOVERNMENTAL BODIES AND OTHER MARKET AND COMPETITIVE CONDITIONS. HOLDERS OF CLAIMS ARE CAUTIONED THAT THE FORWARD-LOOKING STATEMENTS SPEAK AS OF THE DATE MADE AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS OR DEVELOPMENTS MAY DIFFER MATERIALLY FROM THE EXPECTATIONS EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS. NO PARTY, INCLUDING, WITHOUT LIMITATION, THE PROPONENTS OR THE REORGANIZED DEBTORS, UNDERTAKES AN OBLIGATION TO UPDATE ANY SUCH STATEMENTS.
A. GENERAL BANKRUPTCY LAW CONSIDERATIONS
1.	Failure to Obtain Confirmation of the Plan May Result in Liquidation or Alternative Plan on Less Favorable Terms
     Although the Proponents believe that the Plan will satisfy all requirements for confirmation under the Bankruptcy Code, there can be no assurance that the Bankruptcy Court will reach the same conclusion. Moreover, there can be no assurance that modifications to the Plan will not be required for confirmation or that such modifications would not be sufficiently material as to necessitate the resolicitation of votes on the Plan.
     The Plan provides that the Proponents reserve the right to seek confirmation of the Plan under section 1129(b) of the Bankruptcy Code, to the extent applicable, in view of the deemed rejection by Classes 7, 10, 11 and 12. In the event that Classes 4, 5 and/or 6 fail to accept the Plan in accordance with section 1126(c) and 1129(a)(8) of the Bankruptcy Code, the Proponents reserve the right: (a) to request that the Bankruptcy Court confirm the Plan in accordance with section 1129(b) of the Bankruptcy Code; and/or (b) to modify the Plan in accordance with Section 12.11 of the Plan. While the Proponents believe that the Plan satisfies the requirements for non-consensual confirmation under section 1129(b) of the Bankruptcy Code because it does not “discriminate unfairly” and is “fair and equitable” with respect to the Classes that reject or are deemed to reject the Plan, there can be no assurance that the Bankruptcy Court will reach the same conclusion. There can be no assurance that any such challenge to the requirements for non-consensual confirmation will not delay the Debtors’ emergence from chapter 11 or prevent confirmation of the Plan.
     If the Plan is not confirmed, there can be no assurance that the Chapter 11 Cases will continue rather than be converted into chapter 7 liquidation cases or that any alternative plan or plans of reorganization would be on terms as favorable to the holders of Claims against any of the Debtors as the terms of the Plan. If a liquidation or protracted reorganization of the Debtors’ Estates were to occur, there is a substantial risk that the Debtors’ going concern value would be substantially eroded to the detriment of all stakeholders.
2.	Failure of Occurrence of the Effective Date May Result in Liquidation or Alternative Plan on Less Favorable Terms
     Although the Proponents believe that the Effective Date may occur shortly after the Confirmation Date, there can be no assurance as to such timing. The occurrence of the Effective

Date is also subject to certain conditions precedent as described in Article IX of the Plan. Failure to meet any of these conditions could result in the Plan not being consummated.
     If the Confirmation Order is vacated, (a) the Plan shall be null and void in all respects; (b) any settlement of Claims or Interests provided for in the Plan shall be null and void without further order of the Bankruptcy Court; and (c) the time within which the Debtors may assume and assign or reject all executory contracts and unexpired leases shall be extended for a period of one hundred twenty (120) days after the date the Confirmation Order is vacated.
     If the Effective Date of the Plan does not occur, there can be no assurance that the Chapter 11 Cases will continue rather than be converted into chapter 7 liquidation cases or that any alternative plan or plans of reorganization would be on terms as favorable to the holders of Claims against any of the Debtors as the terms of the Plan. If a liquidation or protracted reorganization of the Debtors’ Estates were to occur, there is a substantial risk that the Debtors’ going concern value would be eroded to the detriment of all stakeholders.
B. OTHER RISK FACTORS
1.	Variances from Projections May Affect Ability to Pay Obligations
     The Proponents have prepared the projected financial information contained in this Disclosure Statement relating to the Reorganized Debtors, including the pro forma financial statements attached as Exhibit E to this Disclosure Statement, in connection with the development of the Plan and in order to present the anticipated effects of the Plan and the transactions contemplated thereby. The Projections are intended to illustrate the estimated effects of the Plan and certain related transactions on the results of operations, cash flow and financial position of the Reorganized Debtors for the periods indicated. The Projections are qualified by the introductory paragraphs thereto and the accompanying assumptions, and must be read in conjunction with such introductory paragraphs and assumptions, which constitute an integral part of the Projections. The Projections are based upon a variety of assumptions as set forth therein, and Reorganized Debtors’ future operating results are subject to and likely to be affected by a number of factors, including significant business, economic and competitive uncertainties, many of which are beyond the control of the Reorganized Debtors. In addition, unanticipated events and circumstances occurring subsequent to the date of this Disclosure Statement may affect the actual financial results of the Reorganized Debtors’ operations. Accordingly, actual results may vary materially from those shown in the Projections, which may adversely affect the ability of the Reorganized Debtors to pay the obligations owing to certain holders of Claims entitled to distributions under the Plan and other indebtedness incurred after confirmation of the Plan.
     The Proponents believe that the industries in which the Reorganized Debtors will be operating are volatile due to numerous factors, all of which make accurate forecasting very difficult. Although it is not possible to predict all risks associated with the Projections and their underlying assumptions, there are some risks presently capable of identification. The Projections assume that all aspects of the Plan will be successfully implemented on the terms set forth in this Disclosure Statement and that the publicity associated with the bankruptcy proceeding contemplated by the Plan will not adversely affect the Reorganized Debtors’ operating results. There can be no assurance that these two assumptions are accurate, and the failure of the Plan to be successfully implemented, or adverse publicity, could have a materially detrimental effect on the Reorganized Debtors’ businesses, results of operations and financial condition.
     Moreover, the Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Rather, the Projections were developed in connection with the planning, negotiation and development of the Plan. The Proponents and the Reorganized Debtors do not undertake any obligation to update or otherwise revise the Projections to reflect events or circumstances existing or arising after the date of this Disclosure Statement or to reflect the occurrence of unanticipated events. The Projections should not be regarded as a representation, guaranty or other assurance by the Proponents, Reorganized Pliant, the Reorganized Debtors or any other person that the Projections will be achieved and holders are therefore cautioned not to place undue reliance on the projected financial information contained in this Disclosure Statement.
2.	Extent of Leverage May Limit Ability to Obtain Additional Financing for Operations
     Although the Plan will result in the elimination of debt, the Reorganized Debtors will continue to have a significant amount of indebtedness.
     Such levels of indebtedness may limit the ability of the Reorganized Debtors to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes. Such levels of indebtedness may also limit the ability of the Reorganized Debtors to adjust to changing market conditions and to withstand competitive pressures, possibly leaving the Reorganized Debtors vulnerable in a downturn in general economic conditions or in their businesses or unable to carry out capital spending that is important to their growth and productivity improvement programs.
3.	Uncertainty Regarding Exit Facility Credit Agreement May Adversely Affect Success of Reorganization
     The exact terms of the Exit Facility Credit Agreement have not yet been finalized. In addition any inability of Reorganized Pliant to satisfy the financial covenants and maintain sufficient inventory and receivables levels could restrict the ability of Reorganized Pliant to fully access the maximum amount that may be borrowed under the Exit Facility Credit Agreement. These uncertainties with respect to the Exit Facility Credit Agreement may adversely affect the success of the reorganization of the Reorganized Debtors.
4.	Assumptions Regarding Value of the Debtors’ Assets May Prove Incorrect
     It has been generally assumed in the preparation of the Projections that the historical book value of the Debtors’ assets approximates those assets’ fair value, except for specific adjustments. For financial reporting purposes, the fair value of the Debtors’ assets must be determined as of the Effective Date. This determination will be based on an independent valuation. Although the Proponents do not presently expect this valuation to result in values that are materially greater or less than the values assumed in the preparation of the Projections, the Proponents can make no assurances with respect thereto.
5.	Historical Financial Information May Not Be Comparable
     As a result of the consummation of the Plan and the transactions contemplated thereby, the financial condition and results of operations of the Reorganized Debtors from and after the Effective Date may not be comparable to the financial condition or results of operations reflected in the Debtors’ historical financial statements.
6.	Market and Business Risks May Adversely Affect Business Performance
     In the normal course of business, the Debtors are subject to the following types of risks and variables, which the Proponents anticipate may materially affect their business performance following the Effective Date:14
•	General economic and business conditions, particularly the current economic downturn;

•	The Debtors’ ability to generate cost savings and manufacturing and operational efficiencies sufficient to achieve the financial performance set forth in the Projections, including, but not limited to, initiatives to obtain new business and to generate and manage working capital consistent with the Projections and the underlying assumptions thereto;

•	Variations in the financial or operational condition of the Debtors’ significant customers;

•	Material shortages, transportation systems delays or other difficulties in markets where the Debtors purchase supplies for the manufacturing of their products;

•	Significant work stoppages, disputes or any other difficulties in labor markets where the Debtors obtain materials necessary for the manufacturing of their products or where their products are manufactured, distributed or sold;

•	Increased development of competitive alternatives to the Debtors’ products;

•	Fluctuations in interest rates;

•	Unscheduled plant shutdowns;

•	Increased operating costs;

•	Changes in prices and supply of raw materials;

[14]	See also Pliant’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008 (attached as Exhibit G hereto) and the additional “Risk Factors” contained therein.

•	Changes in credit terms offered by the Debtors’ suppliers;

•	The Debtors’ ability to obtain cash adequate to fund their needs, including the borrowings available under the Exit Facility Credit Agreement;

•	Various worldwide economic and political factors, changes in economic conditions, currency fluctuations and devaluations, credit risks in foreign markets or political instability in foreign countries where the Debtors and the Affiliates have manufacturing operations or suppliers;

•	Physical damage to or loss of significant manufacturing or distribution property, plant and equipment due to fire, weather or other factors beyond the Debtors’ control;

•	Legislative activities of governments, agencies and similar organizations, both in the United States and in foreign countries, that may affect the operations of the Debtors and their Affiliates;

•	The Debtors’ ability to comply with government regulations, including public market disclosure requirements, such as those contained within the Sarbanes-Oxley Act;

•	Legal actions and claims of undetermined merit and amount involving, among other things, product liability, recalls of products manufactured or sold by the Debtors and environmental and safety issues involving the Debtors’ products or facilities; and

•	Possible terrorist attacks or acts of aggression or war, which could exacerbate other risks such as slowed production or interruptions in the transportation system.
7.	Failure to Maintain Customer Relationships May Adversely Affect Financial Results
     The loss of one or more major customers, or a material reduction in sales to these customers as a result of competition from other film manufacturers, in-sourcing of film requirements or other factors, would have a material adverse effect on the Company’s results of operations.
8.	Foreign Currency Risk May Adversely Affect Financial Results
     The Debtors are subject to the risk of changes in foreign currency exchange rates due to their global operations. The Company manufactures and sells its products in North America, Latin America, Europe and Australia. As a result, the Debtors’ financial results could be significantly affected by factors, such as changes in foreign currency exchange rates or weak economic conditions in foreign markets in which the Debtors manufacture and distribute their products. The Debtors’ operating results are primarily exposed to changes in exchange rates between the United States dollar and Canadian currency.

9.	Failure to Attract and Incentivize Management and Employees May Adversely Affect Financial Results
     Successful and profitable operation of the Reorganized Debtors requires the Reorganized Debtors to find and retain highly skilled management and employees. Among the Debtors’ most valuable assets are their highly skilled professionals who have the ability to leave the Debtors and so deprive the Debtors of valuable skills and knowledge that contribute substantially to their business operations. The Proponents cannot be sure that it will ultimately be able to retain these valuable professionals and, if not, that it will be able to replace such personnel with comparable personnel. In addition, the Proponents cannot be sure that key personnel will not leave after consummation of the Plan and emergence from chapter 11. Further attrition may hinder the Debtors’ ability to operate efficiently, which could have a material adverse effect on their results of operations and financial condition.
10.	Cost of Compliance with Government Regulation May Adversely Affect Financial Results
     The Debtors are subject to various foreign, federal, state and local laws and regulations that affect the conduct of their operations, including environmental laws. The Proponents cannot provide assurance that compliance with these laws and regulations or the adoption of modified or additional laws and regulations will not require large expenditures by the Debtors or otherwise have a significant effect on the Debtors’ financial condition or results of operations. Among other laws, a change in the tax laws of the United States or Canada could materially affect the consequences of the Plan to the Debtors and the Holders of Claims, as described herein. See Articles XI and XII.
11.	Volatile Resin Prices May Affect Ability to Recover Raw Material Costs
     As discussed above, Resin constitutes the major raw material for the Debtors’ products. While the Debtors are diversifying their supply base, today the Debtors still purchase most of their Resin from major oil companies and petrochemical companies in North America. The price of Resins is a function of, among other things, manufacturing capacity, demand, and the price of crude oil and natural gas. Resin shortages or significant increases in the price of Resin have had and could continue to have a significant adverse effect on the Debtors’ businesses. High crude oil and natural gas pricing have had significant impact on the price and supply of Resins. If high Resin pricing continues, the Debtors may be limited in their ability to pass through such costs to their customers.
12.	Intellectual Property May Not Be Adequately Protected
     The Debtors rely on patents, trademarks and licenses to protect their intellectual property, which is significant to their businesses. The Debtors also rely on unpatented proprietary know-how, continuing technological innovations and other trade secrets to develop and maintain their competitive position. The Debtors routinely seek to protect their patents, trademarks and other intellectual property, but their precautions may not provide meaningful protection against competitors or protect the value of their trademarks. In addition to their own patents, trade secrets and proprietary know-how the Debtors license from other parties, the right to use some of their intellectual property. The Debtors routinely enter into confidentiality agreements to protect their trade secrets and property know-how. However such agreements may be breached, may not provide meaningful protection or may not contain adequate remedies for the Debtors if they are breached.
13.	Other Manufacturers May Have a Competitive Advantage
     The markets in which the Company operates are highly competitive on the basis of service, product quality, product innovation and price. Small- and medium-sized manufacturers service a large portion of the film and flexible packaging market, and there are relatively few large national manufacturers. In addition to competition from many smaller competitors, the Company faces competition from a number of large film and flexible packaging companies. Some of the Company’s competitors are substantially larger, are more diversified and have greater resources, creating certain competitive advantages.
14.	The Predicted Synergies with Berry May Not Be Realized
     The success of the Reorganization will depend, in part, on the Reorganized Debtors’ ability to successfully combine the Berry Assets into the Reorganized Debtors and realize the anticipated benefits and cost savings from the addition of those assets. If the Reorganized Debtors are not able to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits and cost savings anticipated from the contribution of the Berry Assets may not be realized fully, or at all, or may take longer to realize than expected and the value of Reorganized Debtors may be adversely affected.
     Integration efforts will also divert management attention and resources. An inability to realize the full extent of, or any of, the anticipated benefits of the contribution of the Berry Assets, as well as any delays encountered in the integration process, could have an adverse effect on the Reorganized Debtors’ business and results of operations, which may affect the value of Reorganized Debtors. In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual cost and sales synergies, if achieved at all, may be lower than expected and may take longer to achieve than anticipated.
15.	Assumptions Regarding Value of the Berry Assets May Prove Incorrect
     It has been generally assumed in the preparation of the Projections that the historical book value of the Berry Assets approximates those assets’ fair value, except for specific adjustments. For financial reporting purposes, the fair value of the Berry Assets must be determined as of the Effective Date. This determination will be based on an independent valuation. Although Apollo does not presently expect this valuation to result in values that are materially greater or less than the values assumed in the preparation of the Projections, Apollo can make no assurances with respect thereto.
16.	One of the Proponents of the Plan May Have Different Interests from Other Claims Holders
     Apollo, a proponent of the Plan and its affiliates have a wide range of investments in the plastics and related industries, including owning a controlling interest in Berry. The Plan includes provisions to provide for the independent management and operation of the Reorganized Debtors; however, Apollo will control a majority of Reorganized Pliant’s board of directors as well as a majority of the common stock of the Reorganized Debtors. As a result, Apollo, while it will have a substantial investment and interest in the Reorganized Debtors, will also have interests different from or in addition to the Holders of other Claims. Additionally, Apollo will receive the Arrangement and Structuring Fee.
17.	Apollo, as the Controlling Shareholder of Reorganized Pliant, May Have Conflicts of Interests with the Holders of Claims Who Receive Interests in Reorganized Pliant
     As noted, Apollo has investments in other businesses, including Berry. In addition, the Plan contemplates that to the fullest extent permitted by Delaware law, the Reorganized Debtors will waive the application of corporate opportunity provisions to the Reorganized Debtor and its directors, including Apollo’s nominees. As such, it is possible that Apollo and/or Berry will be engaged in transactions which may conflict with the interests of the Holders who receive interests in Reorganized Pliant.
18.	Foreign Filings
     As with any acquisition of equity in bankruptcy, the Plan may be subject to mandatory filings with and review by governmental authorities under the antitrust laws of various jurisdictions throughout the world. This could potentially lead to delays in implementing the Plan, and, while this is not expected, no assurance can be given that the relevant governmental authorities will not block the Plan or impose conditions on its implementation.
C. RISKS TO CREDITORS WHO WILL RECEIVE SECURITIES
     The ultimate recoveries under the Plan to holders of Classes 4, 5 and 6 that receive securities pursuant to the Plan will depend on the realizable value of the New Common Stock, New Preferred Stock, and the New Senior Secured Notes. All the securities to be issued pursuant to the Plan, are subject to a number of material risks, including, but not limited to, those specified below. Prior to voting on the Plan, each Holder of Claims in Classes 4, 5 and 6 should carefully consider the risk factors specified or referred to below, as well as all of the information contained in the Plan.
1.	Lack of Established Market for the Securities May Adversely Affect Liquidity
     There can be no assurance that an active market for the New Common Stock, the New Preferred Stock or the New Senior Secured Notes will develop, nor can any assurance be given as to the prices at which such stock might be traded. The New Common Stock , the New Preferred Stock and the New Senior Secured Notes to be issued under the Plan will not be listed on or traded on any nationally recognized market or exchange. Further, the New Common Stock, New Preferred Stock and New Senior Secured Notes to be issued under the Plan have not been registered under the Securities Act of 1933 (as amended, together with the rules and regulations promulgated thereunder, the “Securities Act”), any state securities laws or the laws of any other jurisdiction. Absent such registration, the New Common Stock, the New Preferred Stock and the New Senior Secured Notes may be offered or sold only in transactions that are not subject to or that are exempt from the registration requirements of the Securities Act and other applicable securities laws. As explained in more detail in Article XIII (Certain Federal, State and Foreign Securities Law Considerations), most recipients of New Common Stock will be able to resell such securities without registration pursuant to the exemption provided by Section 4(1) of the Securities Act.
2.	Lack of Dividends on Securities May Adversely Affect Liquidity
     The Proponents do not anticipate that cash dividends or other distributions will be made by Reorganized Pliant or the Reorganized Debtors with respect to the New Common Stock in the foreseeable future. In addition, covenants in certain debt instruments to which Reorganized Pliant or the Reorganized Debtors will be a party may restrict the ability of Reorganized Pliant or the Reorganized Debtors to pay dividends and make certain other payments. Further, such restrictions on dividends may have an adverse impact on the market demand for New Common Stock as certain institutional investors may invest only in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the securities issued pursuant to the Plan.
XI. CERTAIN UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES OF THE PLAN
     The following discussion is a summary of certain United States federal income tax aspects of the Plan, is for general information purposes only, and should not be relied upon for purposes of determining the specific tax consequences of the Plan with respect to a particular holder of a Claim or Interest. This discussion does not purport to be a complete analysis or listing of all potential tax considerations.
     This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended (the “IRC”), existing and proposed Treasury Regulations promulgated thereunder, and current administrative rulings and court decisions. Legislative, judicial, or administrative changes or interpretations enacted or promulgated after the date hereof could alter or modify the analyses set forth below with respect to the United States federal income tax consequences of the Plan. Any such changes or interpretations may be retroactive and could significantly affect the United States federal income tax consequences of the Plan.
     No ruling has been requested or obtained from the Internal Revenue Service (the “IRS”) with respect to any tax aspects of the Plan and no opinion of counsel has been sought or obtained with respect thereto. No representations or assurances are being made to the holders of Claims or Interests with respect to the United States federal income tax consequences described herein.
*      *      *      *      *      *
     IRS CIRCULAR 230 DISCLOSURE: ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED IN THIS DISCLOSURE STATEMENT (INCLUDING ANY ATTACHMENTS) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING UNITED STATES FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. ANY

DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED IN THIS DISCLOSURE STATEMENT (INCLUDING ANY ATTACHMENTS) IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THE DISCLOSURE STATEMENT. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
*      *      *      *      *      *
A. FEDERAL INCOME TAX CONSEQUENCES TO THE DEBTORS
1.	Cancellation of Indebtedness Income
     Under the IRC, a taxpayer generally must recognize income from the cancellation of debt (“COD Income”) to the extent that its indebtedness is discharged during the taxable year for an amount less than its adjusted issue price (determined in the manner described below). The amount of COD Income, in general, is the excess of (a) the adjusted issue price (determined in the manner described below) of the indebtedness discharged, over (b) the sum of the issue price of any new indebtedness of the taxpayer (determined in the manner described below), the amount of cash paid and the fair market value of any consideration given in the exchange for such indebtedness at the time of the exchange.
     Section 108(a)(1)(A) of the IRC provides an exception to this rule, however, where a taxpayer is under the jurisdiction of a court in a case under title 11 of the United States Code and the discharge of debt is granted, or is effected pursuant to a plan approved, by the Bankruptcy Court. In this case, instead of recognizing income, the taxpayer is required, under Section 108(b) of the IRC, to reduce certain of its tax attributes by the amount of COD Income. The attributes of the taxpayer are to be reduced in the following order: net operating losses (“NOLs”), general business and minimum tax credit carryforwards, capital loss carryforwards, the basis of the taxpayer’s assets, and finally, foreign tax credit tax carryforwards (collectively, “Tax Attributes”). Section 108(b)(5) of the IRC permits a taxpayer to elect to first apply the reduction to the basis of the taxpayer’s depreciable assets, with any remaining balance applied to the taxpayer’s other Tax Attributes in the order stated above. In addition to the foregoing, Section 108(e)(2) of the IRC provides a further exception to the recognition of COD Income upon the discharge of debt, providing that a taxpayer will not recognize COD Income to the extent that the taxpayer’s satisfaction of the debt would have given rise to a deduction for United States federal income tax purposes. Unlike Section 108(b) of the IRC, Section 108(e)(2) does not require a reduction in the taxpayer’s Tax Attributes as a result of the nonrecognition of COD Income. Thus, the effect of Section 108(e)(2) of the IRC, where applicable, is to allow a taxpayer to discharge indebtedness without recognizing income and without reducing its Tax Attributes.
     If as a result of having their debt reduced in connection with their bankruptcy the Debtors do not recognize COD Income from the discharge of indebtedness pursuant to the Plan, certain Tax Attributes of the Debtors will be reduced or eliminated.
     To the extent that the Debtors are required to reduce their Tax Attributes, the mechanics of such attribute reduction will be governed by Treasury Regulation § 1.1502-28, which contains rules that apply where the debtor corporation is a member of a group filing a consolidated return. These rules generally provide that the Tax Attributes attributable to the debtor corporation are the first to be reduced. For this purpose, Tax Attributes attributable to the debtor member include consolidated Tax Attributes (such as consolidated NOLs) that are attributable to the debtor member pursuant to the consolidated return regulations, and also include the basis of property of the debtor (including subsidiary stock), all of which are reduced in the order described above. To the extent that the COD Income of the debtor member exceeds the Tax Attributes attributable to it, the consolidated Tax Attributes attributable to other members of the consolidated group must be reduced. In the case of a consolidated group with multiple debtor members, each debtor member’s Tax Attributes must be reduced before such member’s COD Income can be reduced by Tax Attributes attributable to other members of the consolidated group. In addition, to the extent that the debtor corporation is required to reduce its basis in the stock of another group member, the lower-tier member also must reduce its Tax Attributes, including the consolidated Tax Attributes attributable to that lower-tier member. Any required attribute reduction will take place after the Debtors have determined their taxable income, and any federal income tax liability, for the taxable year in which the Effective Date occurs.
     Under Section 108(i) of the IRC, a taxpayer can elect under certain circumstances to defer the inclusion in gross income of COD Income resulting from a discharge of indebtedness occurring between January 1, 2009 and December 31, 2010. If the election is made with respect to COD Income resulting from a discharge of indebtedness occurring in 2009, the COD Income will be includible in gross income by the Debtor ratably over the five-taxable-year period beginning with the fifth taxable year following the taxable year in which the discharge of indebtedness occurred.
2.	Net Operating Losses and Other Tax Attributes
     As a general rule, an NOL incurred by a taxpayer during a taxable year can be carried back and deducted from its taxable income generated within the two preceding taxable years and the remainder can be carried forward and deducted from the taxpayer’s taxable income over the 20 succeeding taxable years. The Debtors’ consolidated NOLs may currently be subject to significant limitations on use under Section 382 of the IRC as a result of one or more earlier “ownership changes” (see “Annual Section 382 Limitation on Use of NOLs” below), and, therefore, may be of limited value to the Debtors.
     As explained above, the Debtors’ consolidated NOLs and other Tax Attributes may be reduced or eliminated as of the beginning of the taxable year following the year in which the Effective Date occurs if COD Income is realized but not recognized on implementation of the Plan. If COD Income that may be realized on implementation of the Plan exceeds the amount of the Debtors’ consolidated NOLs as of the end of the year in which the Plan is implemented, Reorganized Pliant would not have NOLs to carry forward to the year following the year in which the Plan is implemented. In addition, if the realized COD Income exceeds the amount of the Debtors’ consolidated NOLs, the Debtors will be required to reduce additional Tax Attributes to the extent of such excess in the manner described above.

3.	Annual Section 382 Limitation on Use of NOLs
     Section 382 of the IRC contains certain rules limiting the amount of NOLs a corporate taxpayer can utilize in the years following an “ownership change.” These rules are relevant only if (i) the loss corporation has NOLs to carry forward to years after the date of the ownership change and/or (ii) the loss corporation has “net unrealized built-in losses” (i.e., net losses economically accrued but unrecognized as of the date of the ownership change in excess of a threshold amount) as of the date of the ownership change. As noted above, the Reorganized Pliant may not have NOLs to carry forward to the year following the year in which the Plan is implemented. In addition, the Debtors may not have “net unrealized built-in losses” as of the date of the ownership change for purposes of Section 382 of the IRC, and in such case, these rules will not apply to the Reorganized Pliant.
4.	Accrued Interest
     To the extent that the consideration issued to holders of Claims pursuant to the Plan is attributable to accrued but unpaid interest, the Debtors should be entitled to interest deductions in the amount of such accrued interest, but only to the extent the Debtors have not already deducted such amount. The Debtors should not have COD Income from the discharge of any accrued but unpaid interest pursuant to the Plan to the extent that the payment of such interest would have given rise to a deduction pursuant to Section 108(e)(2) of the IRC, as discussed above.
5.	Federal Alternative Minimum Tax
     A corporation may incur alternative minimum tax liability even where NOL carryovers and other tax attributes are sufficient to eliminate its taxable income as computed under the regular corporate income tax. It is possible that Reorganized Pliant will be liable for the alternative minimum tax.
B. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF CLAIMS AND INTERESTS
     The United States federal income tax consequences of the transactions contemplated by the Plan to holders of Claims and Interests will depend upon a number of factors. For purposes of the following discussion, a “United States Person” is any person or entity (1) who is a citizen or resident of the United States, (2) that is a corporation (or entity treated as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) that is an estate, the income of which is subject to United States federal income taxation regardless of its source or (4) that is a trust (a) the administration over which a United States Person can exercise primary supervision and all of the substantial decisions of which one or more United States Persons have the authority to control; or (b) that has elected to be treated as a United States Person for United States federal income tax purposes. In the case of a partnership, the United States federal income tax treatment of its partners will depend on the status of the partner and the activities of the partnership. Holders of a Claim or Interest who are partners in a partnership should consult their tax advisors. A “Non-United States Person” is any person or entity (other than a partnership) that is not a United States Person. For purposes of the following discussion and unless otherwise noted below, the term “Holder” shall mean a holder of a Claim or Interest that is a United States Person. The general United States federal income tax consequences to holders of Claims or Interests that are Non-United States Persons are discussed below under the caption “Non-United States Persons.”
     EACH HOLDER OF A CLAIM OR INTEREST AFFECTED BY THE PLAN (WHETHER A UNITED STATES PERSON OR A NON-UNITED STATES PERSON) IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTIONS DESCRIBED HEREIN AND IN THE PLAN.
1.	United States Persons
     The United States federal income tax consequences to Holders of Claims and the character and amount of income, gain or loss recognized as a consequence of the Plan and the distributions provided for thereby will depend upon, among other things, (1) the manner in which a Holder acquired a Claim; (2) the length of time the Claim has been held; (3) whether the Claim was acquired at a discount; (4) whether the Holder has taken a bad debt deduction with respect to the Claim (or any portion thereof) in the current or prior years; (5) whether the Holder has previously included in income accrued but unpaid interest with respect to the Claim; (6) the method of tax accounting of the Holder; and (7) whether the Claim is an installment obligation for United States federal income tax purposes. Certain holders of Claims or Interests (such as foreign persons, S corporations, regulated investment companies, insurance companies, financial institutions, small business investment companies, broker-dealers, Apollo and its affiliates and tax-exempt organizations) may be subject to special rules not addressed in this summary. This discussion addresses only those Holders that hold Claims or Interests and Rights Allocations, New Senior Secured Notes, New Preferred Stock and New Common Stock received pursuant to the Plan as capital assets within the meaning of Section 1221 of the IRC. This discussion does not address all aspects of United States federal income taxes that may be relevant to such Holders. Furthermore, there may be state, local, and/or foreign income or other tax considerations or United States federal estate and gift tax considerations applicable to Holders of Claims or Interests, which are not addressed herein.
          (a) General. If not otherwise so required, a Holder that receives stock in exchange for its Claim will be required to treat gain recognized on a subsequent sale or other taxable disposition of such stock as ordinary income to the extent of any bad debt deductions taken with respect to the Claim and any ordinary loss deductions incurred upon satisfaction of the Claim, less any income (other than interest income) recognized by the Holder upon satisfaction of its Claim. In the case of any Holder that computes its taxable income under the cash receipts and disbursements method, proper adjustments shall be made for any amounts which would have been included in a Holder’s gross income if the Holder’s Claim had been satisfied in full, but which were not included in income. Holders that are described in this paragraph should consult their tax advisors as to the application of the rules to them in view of their particular circumstances.
          (b) Accrued Interest. To the extent that amounts or property received by a Holder are attributable to accrued interest, such amount should be taxable to the Holder as interest income to the extent not already included in income. A Holder who previously included in its income accrued but unpaid interest attributable to its Claim should recognize an ordinary loss to the extent that such accrued but unpaid interest is not satisfied. Although the manner in which consideration is to be allocated between accrued interest and principal for these purposes is unclear under present law, the Debtors will, consistent with the Plan, allocate for United States federal income tax purposes the consideration paid pursuant to the Plan with respect to a Claim first to the principal amount of such Claim as determined for United States federal income tax purposes and then to accrued interest, if any, with respect to such Claim. Accordingly, in cases where a Holder receives consideration in an amount that is less than the principal amount of its Claim, the Debtors intend to allocate the full amount of consideration transferred to such Holder to the principal amount of such obligation and to take the position that no amount of the consideration to be received by such Holder is attributable to accrued interest. There is no assurance that such allocation will be respected by the IRS for United States federal income tax purposes.
          (c) Market Discount. The market discount provisions of the IRC may apply to Holders of certain Claims. In general, a debt obligation that is acquired by a holder in the secondary market is a “market discount bond” as to that holder if the sum of all remaining payments to be made on the debt instrument excluding “qualified stated interest” (or, in the case of a debt obligation having original issue discount, its adjusted issue price, determined in the manner described below) exceeds, by more than a statutory de minimis amount, the tax basis of the debt obligation in the holder’s hands immediately after its acquisition. If a Holder has accrued market discount with respect to its Claims and such Holder recognizes gain upon the exchange of its Claims for property pursuant to the Plan, such Holder may be required to include as ordinary income the amount of such accrued market discount to the extent of such recognized gain. To the extent such accrued market discount exceeds the gain such Holder recognizes upon the exchange of its Claim for property pursuant to the Plan, such Holder may be required to include as ordinary income the amount of such excess accrued market discount upon the disposition of the property received pursuant to the Plan. Holders who have accrued market discount with respect to their Claims should consult their tax advisors as to the application of the market discount rules to them in view of their particular circumstances.
          (d) Issue Price. The determination of “issue price” of a debt instrument for purposes of this analysis will depend, in part, on whether the debt instrument is traded on an “established securities market” within the meaning of the Treasury Regulations. The issue price of a debt instrument that is traded on an established market (or, where the debt instrument is not so traded, that is issued for property so traded) would be the fair market value of such debt instrument (or, where the debt is not so traded, such other property so traded) on the issue date as determined by such trading. The issue price of a debt instrument that is neither so traded nor issued for property so traded would be its stated principal amount (provided that the interest on the debt instrument exceeds the applicable IRS federal rate).
          (e) Definition of “Security.” The term “security” is not defined in the IRC or in the Treasury Regulations. Whether an instrument constitutes a “security” for United States federal income tax purposes is determined based on all of the facts and circumstances. Certain authorities have held that one factor to be considered is the length of the initial term of the debt instrument. These authorities have indicated that an initial term of less than five years is evidence that the instrument is not a security, whereas an initial term of ten years or more is evidence that it is a security. Treatment of an instrument with an initial term between five and ten years is generally unsettled. Numerous factors other than the term of an instrument could be taken into account in determining whether a debt instrument is a security, including, but not limited to, whether repayment is secured, the level of creditworthiness of the obligor, whether or not the instrument is subordinated, whether the Holders have the right to vote or otherwise participate in the management of the obligor, whether the instrument is convertible into an equity interest, whether payments of interest are fixed, variable or contingent and whether such payments are made on a current basis or are accrued.
          (f) Holders of Class 3 Claims. Holders of Class 3 Claims will realize and recognize gain or loss for United States federal income tax purposes as a result of the consummation of the Plan equal to the difference between their adjusted tax bases in their Claims immediately prior to the Effective Date and the amount of Cash they receive pursuant to the Plan. Such gain or loss should be capital in nature (subject to the “accrued interest” and “market discount” rules described above) and should be long term capital gain or loss if the Claims were held for more than one year by the Holder. The deductibility of capital losses is subject to limitations.
          (g) Holders of Class 4 Claims.
i)	General
     A Holder of a Class 4 Claim will realize gain or loss for United States federal income tax purposes on the exchange of its Class 4 Claim equal to the difference between (i) the adjusted tax basis in the Class 4 Claim surrendered in the exchange, and (ii) the sum of the issue price of the New Senior Secured Note (determined in the manner described above) and the amount of Cash received.
     The tax consequences to a Holder of a Class 4 Claim depend, in part, on whether the Class 4 Claim and the New Senior Secured Note are each a “security” for United States federal income tax purposes (See “Definition of Security” above).
     If the Class 4 Claim does not constitute a “security” for United States federal income tax purposes or if the New Senior Secured Note does not constitute a “security” for United States federal income tax purposes, then the exchange of the Class 4 Claim will be a taxable transaction, and the Holder of such Claim will be required to recognize gain or loss equal to the full amount of its gain or loss realized on the exchange. Such gain or loss should be capital in nature (subject to the “accrued interest” and “market discount” rules described above) and should be long term capital gain or loss if the Claims were held for more than one year by the Holder. The deductibility of capital losses is subject to limitations. In such a case, a Holder’s tax basis in the New Senior Secured Note it receives in the exchange will generally equal the issue price of the New Senior Secured Note (determined in the manner described above), and such Holder’s holding period in its New Senior Secured Note would commence on the day after the Effective Date.
     If an exchange of the Class 4 Claim is not described in the paragraph immediately above, then the exchange may be treated as a recapitalization for United States federal income tax purposes. In such a case, a Class 4 Claim Holder will not recognize any loss, but will recognize gain equal to the lesser of (a) any gain realized for United States federal income tax purposes with respect to the exchange of its Class 4 Claim, and (b) the amount of cash received. Such gain should be capital in nature (subject to the “accrued interest” and “market discount” rules described above) and should be long term capital gain if the Claims were held for more than one year by the Holder. In such a case, a Class 4 Claim Holder’s aggregate tax basis in the New Senior Secured Note it receives in the exchange should equal its adjusted tax basis in the Class 4 Claim, increase by the amount of gain recognized, if any, and decreased by the amount of cash received, and such Holder’s holding period in the New Senior Secured Note it receives should include its holding period in the Class 4 Claim surrendered.
ii)	Ownership and Disposition of the New Senior Secured Notes
     Payment of Interest. Payments of interest on the New Senior Secured Note generally will be taxable as ordinary income at the time such payments are accrued or are received (in accordance with the Holder’s regular method of tax accounting).
     Additional Payments. The terms of the New Senior Secured Notes provide for payments by Reorganized Pliant in excess of stated interest or principal under certain circumstances. According to Treasury Regulations, the possibility that certain payments in excess of stated interest or principal will be made will not affect the amount of interest income a Holder recognizes, in advance of the payment of such excess amounts, if there is only a remote chance as of the date the notes were issued that such payments will be made. We intend to take the position, in general, that any payments of such excess amounts should not be taxable to a Holder prior to a change in circumstances relating to these contingencies. This position (and this discussion) are based in part on the assumption that as of the Effective Date, the likelihood that Reorganized Pliant will pay such excess amounts is remote. The position that these contingencies are remote is binding on a Holder unless such Holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our position is not, however, binding on the IRS, and if the IRS were to challenge this position, a Holder might be required to include income on its New Senior Secured Note in excess of stated interest and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a New Senior Secured Note before resolution of the contingencies. In the event a contingency occurs, it would affect the amounts and timing of the income recognized by a Holder.
     Original Issue Discount. If the face amount of a New Senior Secured Note exceeds its issue price (determined in the manner described above) by more than a de minimis amount (which is generally one-fourth of 1% of the face amount multiplied by the number of complete years to maturity), the excess will constitute original issue discount (“OID”) for United States federal income tax purposes. A holder of a New Senior Secured Note that is issued with OID would, regardless of its method of tax accounting, be required to include the discount in ordinary income as interest for United States federal income tax purposes as it accrues in accordance with a constant yield method based upon a compounding of interest, before receiving the cash to which that interest income is attributable. In such a case, the Holder’s tax basis in the New Senior Secured Note will be increased by the amount of OID includible in the Holder’s gross income as it accrues, and any payment from the Debtor to the holder, other than payments of stated interest, will decrease the Holder’s tax basis in the New Senior Secured Note. A Holder’s OID inclusion may be reduced if such Holder’s adjusted tax basis in the New Senior Secured Note immediately after the exchange is less than or equal to the stated

redemption price at maturity, but exceeds the adjusted issue price of the New Senior Secured Note.
     Bond Premium. If a Holder’s tax basis in a New Senior Secured Note immediately after it is received in the exchange exceeds the sum of all amounts payable on the New Senior Secured Note (other than stated interest), the excess will constitute amortizable bond premium. In such case, the Holder will not be required to include any OID on the New Senior Secured Note in income, and the Holder generally may elect to deduct against its interest income on the New Senior Secured Note the portion of the amortizable bond premium allocable to such year, determined in accordance with a constant yield method. The Holder’s tax basis in the New Senior Secured Note will be decreased by the amount of bond premium used to offset interest income. An election to deduct amortizable bond premium applies to all taxable bonds held during or after the taxable year for which the election is made and can be revoked only with the consent of the IRS.
     Sale, Exchange, Redemption or other Taxable Disposition. Upon the sale, exchange, redemption or other taxable disposition of a New Senior Secured Note, a Holder will generally recognize gain or loss equal to the difference, if any, between (a) the amount realized on the disposition, and (b) the Holder’s adjusted tax basis in the New Senior Secured Note. Any such gain or loss will generally be long term capital gain or loss if the Holder held the New Senior Secured Note for more than one year on the date of the disposition. A Holder who has market discount with respect to a New Senior Secured Note will generally be required to treat gain realized on the disposition of the New Senior Secured Note as ordinary income to the extent of market discount accrued to the date of the disposition, less any accrued market discount previously reported as ordinary income.
          (h) Holders of Class 5 Claims.
i)	Holders of Class 5 Claims That Exercise the Rights Under the Rights Allocation
(A)	General
     The treatment of Holders of Class 5 Claims that exercise the rights under the Rights Allocation is unclear under present law. The transaction might be viewed as the receipt of New Common Stock in exchange for the Holder’s Class 5 Claim and the cash subscription price. Alternatively, the transaction might be viewed as the receipt of the Rights Allocation in exchange for the Holder’s Class 5 Claim, and the subsequent exercise of the rights pursuant to the Rights Allocation. The remainder of this discussion assumes that the transaction will be so viewed.
     Holders of Class 5 Claims that exercise the rights under the Rights Allocation should consult their tax advisors as to the application of the rules to, and the treatment of, the transaction.
     Such Holder of a Class 5 Claim will realize gain or loss for United States federal income tax purposes on the exchange of its Class 5 Claim equal to the difference between (i) the adjusted tax basis in the Class 5 Claim surrendered in the exchange, and (ii) the fair market value of the Rights Allocation.
     The tax consequences to a Holder of a Class 5 Claim depend, in part, on whether the Class 5 Claim is a “security” for United States federal income tax purposes (See “Definition of Security” above).
     If the Class 5 Claim does not constitute a “security” for United States federal income tax purposes, then the exchange of the Class 5 Claim will be a taxable transaction, and the Holder of such Claim will be required to recognize gain or loss equal to the full amount of its gain or loss realized on the exchange. Such gain or loss should be capital in nature (subject to the “accrued interest” and “market discount” rules described above) and should be long term capital gain or loss if the Claims were held for more than one year by the Holder. The deductibility of capital losses is subject to limitations. In such a case, a Holder’s tax basis in the Rights Allocation it receives in the exchange will generally equal the fair market value of the Rights Allocation, and such Holder’s holding period in its Rights Allocation would commence on the day after the Effective Date.
     If a Holder’s Class 5 Claim is treated as a “security” for United States federal income tax purposes, then the exchange of the Class 5 Claim may be treated as a recapitalization for United States federal income tax purposes. In such a case, a Class 5 Claim Holder will not recognize any gain or loss on the exchange, the Class 5 Claim Holder’s aggregate tax basis in the Rights Allocation it receives in the exchange should equal its adjusted tax basis in its Class 5 Claim , and such Holder’s holding period in the Rights Allocation it receives should include its holding period in the Class 5 Claim surrendered.
(B)	Exercise of Rights Allocation
     A holder of a Rights Allocation will generally not recognize gain or loss for United States federal income tax purposes on the exercise of its Rights Allocation received pursuant to the Plan. The holder’s tax basis in the New Common Stock acquired through exercise of the Rights Allocation will equal the sum of the amount paid for the New Common Stock and the holder’s tax basis in the Rights Allocation, determined as described above. The holder’s holding period in the New Common Stock acquired through exercise or exchange will generally begin on or after the exercise date, as the case may be.
ii)	Holders of Class 5 Claims That Receive New Preferred Stock and Cash in Lieu of the Rights Allocation
(A)	General
     Holders of Class 5 Claims that receive New Preferred Stock and Cash in lieu of the Rights Allocation should consult their tax advisors as to the application of the rules to, and the treatment of, the transaction.
     The remainder of this discussion assumes that the transaction will be treated consistent with its form for United States federal income tax purposes, but the treatment is not entirely clear.

     Such Holder of a Class 5 Claim will realize gain or loss for United States federal income tax purposes on the exchange of its Class 5 Claim equal to the difference between (i) the adjusted tax basis in the Class 5 Claim surrendered in the exchange, and (ii) the sum of the fair market value of the New Preferred Stock and the amount of Cash received.
     The tax consequences to a Holder of a Class 5 Claim depend, in part, on whether its Class 5 Claim is a “security” for United States federal income tax purposes (See “Definition of ‘Security’” above).
     If the Class 5 Claim does not constitute a “security” for United States federal income tax purposes ), then the exchange of the Class 5 Claim will be a taxable transaction, and the Holder of such Claim will be required to recognize gain or loss equal to the full amount of its gain or loss realized on the exchange. Such gain or loss should be capital in nature (subject to the “accrued interest” and “market discount” rules described above) and should be long term capital gain or loss if the Claims were held for more than one year by the Holder. The deductibility of capital losses is subject to limitations. In such a case, a Holder’s tax basis in the New Preferred Stock it receives in the exchange will generally equal the fair market value of the New Preferred Stock, and such Holder’s holding period in its New Preferred Stock would commence on the day after the Effective Date.
     If the Class 5 Claim does constitute a “security” for United States federal income tax purposes, then the exchange may be treated as a recapitalization for United States federal income tax purposes. In such a case, a Class 5 Claim Holder will not recognize any loss, but will recognize gain equal to the lesser of (a) any gain realized for United States federal income tax purposes with respect to the exchange of its Class 5 Claim, and (b) the amount of cash received. Such gain should be capital in nature (subject to the “accrued interest” and “market discount” rules described above) and should be long term capital gain if the Claims were held for more than one year by the Holder. In such a case, a Class 5 Claim Holder’s aggregate tax basis in the New Preferred Stock should equal its adjusted tax basis in its Class 5 Claim, increased by the amount of gain recognized, if any, and decreased by the amount of cash received, and such Holder’s holding period in the New Preferred Stock should include its holding period in the Class 5 Claim surrendered.
(B)	Ownership and Disposition of the New Preferred Stock
     Distributions. Generally, any distribution with respect to the New Preferred Stock that is paid out of Reorganized Pliant’s current or accumulated earnings and profits, as determined for United States federal income tax purposes, will constitute a dividend and will be includible in gross income by a holder when paid.
     Dividends received by a corporate holder may be eligible for the dividends received deduction if the holder meets certain holding period and other requirement. Dividends received by a non-corporate holder, for taxable years beginning before January 1, 2011, may qualify for taxation at a reduced rate if the holder meets certain holding period and other applicable requirements.
     Distributions with respect to the New Preferred Stock in excess of Reorganized Pliant’s current or accumulated earnings and profits would be treated first as a non-taxable return of capital to the extent of a holder’s basis in the New Preferred Stock (thus reducing such tax basis dollar-for-dollar), and thereafter as capital gain, which will be long term capital gain if the holder has held such New Preferred Stock at the time of distribution for more than one year.
     Under certain circumstances, the cumulative dividend on the New Preferred Stock could be treated as a redemption premium. In such a case, the holder of the New Preferred Stock could be required to include the amount of such cumulative dividend in gross income on an annual basis, in advance of the receipt of cash attributable to such income, in the same manner as redemption premium described below under “—Constructive Distributions.”
     Constructive Distributions. Under Section 305 of the IRC, if the redemption price of the New Preferred Stock exceeds its issue price by more than a de minimus amount, the excess (referred to as the “redemption premium”) may be taxable as a constructive distribution. Such a constructive distribution would be taken into account in generally the same manner as original issue discount would be taken into account if the New Preferred Stock were treated as a debt instrument for United States federal income tax purposes. In such a case, the holder of the New Preferred Stock would be required to include the amount of the redemption premium in gross income on an annual basis under a constant yield accrual method, regardless of its regular method of tax accounting, in advance of the receipt of cash attributable to such income. Any constructive distribution generally would be treated in the same manner as distributions described above under “—Distributions.”
     Sale, Exchange or other Taxable Disposition. Upon a sale, exchange or other disposition of the New Preferred Stock, a holder generally will recognize gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the New Preferred Stock. A holder’s adjusted tax basis in the New Preferred Stock at the time of any such disposition generally should equal the holder’s initial tax basis in the New Preferred Stock (as described above), reduced by the amount of any cash distributions treated as a return of capital as described above, and reduced as provided under Section 1059 of the IRC. Such gain or loss should generally be capital in nature and should be long term capital gain or loss if the New Preferred Stock was held for more than one year by the holder. The deductibility of capital losses is subject to limitations.
     If a Holder of Class 5 Claims elects to receive the Rights Allocation with respect to only a portion of the Surrendered Claims held by such Holder such Holder should consult its tax advisor as to the application of the rules to, and the treatment of, the transaction.
          (i) Holders of Class 6 Claims. Holders of Class 6 Claims will realize and recognize gain or loss for United States federal income tax purposes as a result of the consummation of the Plan equal to the difference between their adjusted tax bases in their Claims immediately prior to the Effective Date and the amount of Cash received. Such gain or loss should be capital in nature (subject to the “accrued interest” and “market discount” rules described above) and should be long term capital gain or loss if the Claims were held for more than one year by the Holder. The deductibility of capital losses is subject to limitations.
          (j) Holders of Class 7 Claims. Pursuant to the Plan, all Class 7 Claims will be extinguished, and Holders of Class 7 Claims will receive nothing in exchange for such Claims. As a result, each Holder of a Class 7 Claim generally should recognize a loss equal to the

Holder’s tax basis in such Claim extinguished under the Plan unless the Holder previously claimed a loss with respect to such Claim under its regular method of accounting. Such loss should be capital in nature (subject to the “accrued interest” rules described above) and should be long term capital loss if the Claims were held for more than one year by the Holder. The deductibility of capital losses is subject to limitations.
          (k) Holders of Class 8 Claims. Holders of Class 8 Claims will realize and recognize gain or loss for United States federal income tax purposes as a result of the consummation of the Plan equal to the difference between their adjusted tax bases in their Claims immediately prior to the Effective Date and the amount of Cash they receive pursuant to the Plan. Such gain or loss should be capital in nature (subject to the “accrued interest” and “market discount” rules described above) and should be long term capital gain or loss if the Claims were held for more than one year by the Holder. The deductibility of capital losses is subject to limitations.
          (l) Holders of Class 10 Claims. Each Holder of a Class 10 Claim generally should recognize a loss equal to the Holder’s tax basis in such Claim extinguished under the Plan unless the Holder previously claimed a loss with respect to such Claim under its regular method of accounting. Such loss should be capital in nature (subject to the “accrued interest” rules described above) and should be long term capital loss if the Claims were held for more than one year by the Holder. The deductibility of capital losses is subject to limitations.
          (m) Holders of Class 11 and Class 12 Interests. Each Holder of a Class 11 and/or Class 12 Interest generally should recognize a loss equal to the Holder’s tax basis in such Interests extinguished under the Plan unless the Holder previously claimed a loss with respect to such Interests under its regular method of accounting. Such loss should be capital in nature (subject to the “accrued interest” rules described above) and should be long term capital loss if the Claims were held for more than one year by the Holder. The deductibility of capital losses is subject to limitations.
2.	Non-United States Persons
     This discussion does not address all aspects of United States federal income taxes that may be relevant to Non-United States Persons that are Holders of a Claim or Interest, and does not deal with federal taxes other than federal income tax or with foreign, state, local or other tax considerations. Special rules, not discussed here, may apply to certain Non-United States Persons, including (1) U.S. expatriates, (2) controlled foreign corporations, (3) passive foreign investment companies, and (4) corporations that accumulate earnings to avoid United States federal income tax. Such Non-United States Persons should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
     This discussion addresses only those Non-United States Persons that hold Claims or Interests and Rights Allocations, New Senior Secured Notes, New Preferred Stock and New Common Stock received pursuant to the Plan as capital assets within the meaning of Section 1221 of the IRC.
     A Holder of a Claim that is a Non-United States Person generally will not be subject to United States federal income tax with respect to property (including money) received in exchange for such Claim pursuant to the Plan (including the sale, exchange or disposition of such property), unless (i) such Holder is engaged in a trade or business in the United States to which income, gain or loss from the exchange is “effectively connected” for United States federal income tax purposes, (ii) if such Holder is an individual, such Holder is present in the United States for 183 days or more during the taxable year of the exchange and certain other requirements are met, or (iii) such property (or money) is received in exchange for accrued interest and the portfolio interest exemption (described below) is not satisfied. A Holder of a Claim that is a Non-United States Person could be subject to United States federal income tax with respect to property received in exchange for such Claim pursuant to the Plan if the Debtor is, or becomes, a United States real property holding corporation for United States federal income tax purposes. The determination of whether the Debtor is such a United States real property holding corporation is based upon the fair market value (or in certain circumstances, book value) of the Debtor’s United States real estate and other assets, which will vary from time to time. The remainder of this discussion assumes that the Debtor is not, and will not become, a United States real property holding corporation for United States federal income tax purposes.
          (a) Interest on the New Senior Secured Notes. Generally, any interest paid to a holder of a New Senior Secured Note that is a Non-United States Person will not be subject to United States federal income tax if the interest qualifies as “portfolio interest.” Interest on the New Senior Secured Note generally will qualify as portfolio interest if:
•	The Non-United States Person does not actually or constructively own 10% or more of the total voting power of all classes of Reorganized Pliant stock that are entitled to vote, within the meaning of Section 871(h)(3) of the IRC;

•	The Non-United States Person is not a “controlled foreign corporation” that is related (directly or indirectly) to the Reorganized Pliant through stock ownership;

•	The Non-United States Person is not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the IRC; and

•	Either the beneficial owner, under penalties of perjury, certifies that the beneficial owner is not a United States Person and such certificate provides the beneficial owner’s name and address, or a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the New Senior Secured Note certifies, under penalties of perjury, that such a statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner.
     If the interest on the New Senior Secured Note does not qualify as “portfolio interest,” such interest will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable Income Tax Treaty. Interest that is effectively connected with a Non-United States Person’s conduct of a trade or business in the United States and, in the case of an applicable treaty, is attributable to such person’s permanent establishment in the United States, is not subject to withholding tax, but instead is subject to United States federal income tax on a net income tax basis at applicable individual or corporate rates (and, in the case of a corporate holder, may be subject to a branch profits tax). A holder of a New Senior Secured Note that is a Non-United States Person will be required to comply with certain certification and disclosure requirements in order for effectively connected income to be exempt from withholding or to claim a reduced treaty rate.
          (b) Dividends on the New Preferred Stock. Generally, any dividends paid with respect to the New Preferred Stock (to the extent paid out of Reorganized Pliant’s current or accumulated earnings and profits, as determined for United States federal income tax purposes) to a holder that is a Non-United States Person will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with a Non-United States Person’s conduct of a trade or business in the United States and, in the case of an applicable treaty, are attributable to such person’s permanent establishment in the United States, are not subject to withholding tax, but instead are subject to United States federal income tax on a net income tax basis at applicable individual or corporate rates (and, in the case of a corporate holder, may be subject to a branch profits tax). A holder of the New Preferred Stock that is a Non-United States Person will be required to comply with certain certification and disclosure requirements in order for effectively connected income to be exempt from withholding or to claim a reduced treaty rate.
3.	Information Reporting and Backup Withholding
     Certain payments, including the payments with respect to Claims pursuant to the Plan, may be subject to information reporting by the Payor (the relevant Debtor) to the IRS. Moreover, such reportable payments may be subject to backup withholding (currently at a rate of 28%) under certain circumstances. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a Holder’s United States federal income tax liability, and a Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS (generally, a United States federal income tax return).
C. IMPORTANCE OF OBTAINING PROFESSIONAL TAX ASSISTANCE
     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE ABOVE DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES ARE IN MANY CASES UNCERTAIN AND MAY VARY DEPENDING ON A CLAIM HOLDER’S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, CLAIM HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE UNITED STATES FEDERAL, STATE AND LOCAL, AND APPLICABLE FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN.
D. RESERVATION OF RIGHTS
     This tax section is subject to change (possibly substantially) based on subsequent changes to other provisions of the Plan. The Debtors and their advisors reserve the right to further modify, revise or supplement this Article XI and the other tax related sections of the

Plan up to ten (10) days prior to the date by which objections to Confirmation of the Plan must be filed and served.
XII. INCOME TAX CONSEQUENCES OF THE PLAN IN OTHER JURISDICTIONS
A. CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN
     The following discussion identifies certain Canadian federal income tax considerations pursuant to the provisions of the Income Tax Act (Canada) (the “Canada Tax Act”) that are relevant to holders of Class 6 Claims under the Plan. For the purposes of the following discussion, the term “Holder” shall mean a holder of a Claim or Interest that, for the purposes of the Canada Tax Act: (i) is resident in Canada, (ii) deals at arm’s length, and is not affiliated, with any Debtor and (iii) is not a “financial institution.” In addition, for the purposes of the following discussion, all indebtedness or shares of the Debtors currently held by a Holder, and any Rights acquired by a Holder pursuant to the Plan, are assumed to constitute capital property of the Holder for the purposes of the Canada Tax Act.
     This discussion is based on the current provisions of the Canada Tax Act, the regulations promulgated thereunder, and the published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) publicly released prior to the date hereof. This discussion also takes into account all specific proposals to amend the Canada Tax Act and the regulations promulgated thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, regulatory, administrative or judicial action. Furthermore, this discussion does not take into account provincial or foreign income tax legislation or considerations.
     The following discussion is of a general nature only and is not intended to constitute legal or tax advice to any particular Holder. EACH HOLDER IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTIONS DESCRIBED IN THE PLAN.
     Holders of Class 6 Claims
     A Holder that is an existing creditor of a Debtor that receives, in exchange for each $1.00 of Allowed General Unsecured Claims, $0.175 in Cash from the proceeds of the Rights Offering may recognize income, a gain or a loss as a result of the exchange, depending on the relevant Holder’s circumstances, including the adjusted cost base of the relevant debt receivable to the Holder. For Canadian tax purposes, the Debtors intend to take the position that consideration paid pursuant to the Plan with respect to a Claim will first be allocated to the principal amount of such Claim and then to accrued interest, if any, with respect to such Claim. However, such allocation will not be binding on the CRA and the CRA may assert an alternative allocation for assessment purposes.
     Holders of Class 6 Claims should consult with their own tax advisors to determine the Canadian tax implications of the execution of the Plan in light of their own circumstances.

     THE FOREGOING DISCUSSION IS INTENDED TO SERVE ONLY AS A SUMMARY OF CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS RELEVANT TO THE EXECUTION OF THE PLAN AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE PRECEDING DISCUSSION IS PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSEQUENCES RESULTING FROM THE EXECUTION OF THE PLAN ARE, IN MANY INSTANCES, UNCERTAIN AND MAY VARY DEPENDING ON A HOLDER’S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, HOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE CANADIAN AND FOREIGN TAX CONSEQUENCES THAT WILL ARISE AS A RESULT OF THE EXECUTION OF THE PLAN.
B. OTHER JURISDICTIONS
     Holders of Claims or Interests in jurisdictions other than the United States and Canada who are affected by the Plan are strongly urged to consult their own tax advisors regarding the specific tax consequences of the transactions described herein and in the Plan.
XIII. CERTAIN FEDERAL, STATE AND FOREIGN SECURITIES
LAW CONSIDERATIONS
A. FEDERAL AND STATE SECURITIES LAW CONSIDERATIONS
     1. Exemption from Registration Requirements for New Securities
     Upon consummation of the Plan, the Debtors will rely on section 1145 of the Bankruptcy Code to exempt the issuance of New Common Stock from the registration requirements of the Securities Act and of any state securities or “blue sky” laws. Section 1145 of the Bankruptcy Code exempts from registration the offer or sale of securities of the Debtor or a successor to a Debtor under a chapter 11 plan if such securities are offered or sold in exchange for a claim against, or equity interest in, or a claim for an administrative expense in a case concerning, the Debtor or a successor to the Debtor under the Plan. The Debtors believe that Reorganized Pliant is a successor to Pliant under the Plan for purposes of section 1145 of the Bankruptcy Code and that the offer and sale of the New Common Stock under the Plan satisfies the requirements of section 1145 and is therefore exempt from the registration requirements of the Securities Act and state securities laws.
     2. Subsequent Transfers of New Securities
     In general, recipients of New Common Stock will be able to resell the New Common Stock without registration under the Securities Act or other federal securities laws pursuant to the exemption provided by Section 4(1) of the Securities Act, unless the holder of such stock is an “underwriter” within the meaning of section 1145(b) of the Bankruptcy Code. In addition, the New Common Stock generally may be resold without registration under state securities laws pursuant to various exemptions provided by the respective laws of the several states. However, recipients of the New Common Stock issued under the Plan are advised to consult with their own legal advisors as to the availability of any such exemption from registration under state law in any given instance and as to any applicable requirements or conditions to such availability.

     Section 1145(b) of the Bankruptcy Code defines “underwriter” as one who (a) purchases a claim with a view to distribution of any security to be received in exchange for such claim, (b) offers to sell securities issued under a plan for the holders of such securities, (c) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view to distribution, or (d) is an “issuer” of the relevant security, as such term is used in Section 2(a)(11) of the Securities Act. Under Section 2(a)(11) of the Securities Act, an “issuer” includes any “affiliate” of the issuer, which means any person directly or indirectly through one or more intermediaries controlling, controlled by or under common control with the issuer.
     To the extent that recipients of the New Common Stock under the Plan are deemed to be “underwriters,” the resale of the New Common Stock by such persons would not be exempted by section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable laws. Persons deemed to be underwriters may, however, be permitted to sell such New Common Stock under Rule 144 promulgated under the Securities Act. This rule permits the public resale of securities received by “underwriters” if current information regarding the issuer is publicly available and if certain volume limitations and other conditions are met.
     GIVEN THE COMPLEX NATURE OF THE QUESTION OF WHETHER A PARTICULAR PERSON MAY BE AN UNDERWRITER WITH RESPECT TO THE NEW COMMON STOCK, THE PROPONENTS MAKE NO REPRESENTATIONS CONCERNING THE RIGHT OF ANY PERSON TO TRADE IN THE SHARES OF NEW COMMON STOCK UNDER THE PLAN. THE PROPONENTS RECOMMEND THAT HOLDERS OF CLAIMS CONSULT THEIR OWN COUNSEL CONCERNING WHETHER THEY MAY FREELY TRADE SUCH SECURITIES WITHOUT REGISTRATION UNDER THE SECURITIES ACT.
B. SECURITIES LAW CONSIDERATIONS IN OTHER JURISDICTIONS
     Holders of Claims or Interests in jurisdictions other than the United States who are affected by the Plan are strongly urged to consult their own counsel regarding the specific effects and requirements of the transactions described herein and in the Plan.
XIV. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN
     If the Plan is not confirmed, the alternatives include (a) continuation of the Chapter 11 Cases and formulation of an alternative plan or plans of reorganization or (b) liquidation of the Debtors under chapter 7 or chapter 11 of the Bankruptcy Code. Each of these possibilities is discussed in turn below.
A. CONTINUATION OF THE CHAPTER 11 CASES
     If the Debtors remain in chapter 11, the Debtors could continue to operate their businesses and manage their properties as Debtors-in-Possession, but they would remain subject to the restrictions imposed by the Bankruptcy Code. It is not clear whether the Debtors could continue as viable going concerns in protracted Chapter 11 Cases. The Debtors could have difficulty operating with the high costs, operating financing and the eroding confidence of their customers and trade vendors, if the Debtors remained in chapter 11. It is highly unlikely that the Debtors would be able to find alternative bank financing if the DIP Facility Agreement were terminated. If the Debtors were able to obtain financing and continue as a viable going concern, the Debtors (or other parties in interest) could ultimately propose another plan or attempt to liquidate the Debtors under chapter 7 or chapter 11. Such plans might involve either a reorganization and continuation of the Debtors’ businesses, or an orderly liquidation of their assets, or a combination of both.
B. LIQUIDATION UNDER CHAPTER 7 OR CHAPTER 11
     If the Plan is not confirmed, the Debtors’ Chapter 11 Cases could be converted to liquidation cases under chapter 7 of the Bankruptcy Code. In chapter 7, a trustee would be appointed to promptly liquidate the assets of the Debtors.
     The Proponents believe based on the Liquidation Analysis performed by the Debtor that in a liquidation under chapter 7, before creditors received any distributions, additional administrative expenses involved in the appointment of a trustee and attorneys, accountants, and other professionals to assist such trustee, along with an increase in expenses associated with an increase in the number of unsecured claims that would be expected, would cause a substantial diminution in the value of the estates. The assets available for distribution to creditors and equity Holders would be reduced by such additional expenses and by Claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of the Debtors’ operations and the failure to realize the greater going concern value of the Debtors’ assets.
     The Debtors could also be liquidated pursuant to the provisions of a chapter 11 plan of reorganization. In a liquidation under chapter 11, the Debtors’ assets could be sold in a more orderly fashion over a longer period of time than in a liquidation under chapter 7. Thus, chapter 11 liquidation might result in larger recoveries than in a chapter 7 liquidation, but the delay in distributions could result in lower present values being received and higher administrative costs. Because a trustee is not required in a chapter 11 case, expenses for professional fees could be lower than in a chapter 7 case, in which a trustee must be appointed. Any distributions to the holders of Claims under a chapter 11 liquidation plan probably would be delayed substantially.
XV. CONCLUSION AND RECOMMENDATION
     The Proponents believe that confirmation of the Plan is preferable to the alternatives described above because it provides the greatest distributions and opportunity for distributions to holders of Claims against any of the Debtors. In addition, any alternative to confirmation of the Plan could result in extensive delays and increased administrative expenses.
     Accordingly, the Proponents urge all holders of Claims entitled to vote on the Plan to vote to ACCEPT the Plan and to evidence such acceptance by returning their Ballots so that they are received no later than 4:00 p.m., prevailing Eastern Time, on September 25, 2009.

Dated: August 17, 2009
Respectfully submitted,

APOLLO INVESTMENT FUND VI, L.P.		PLIANT CORPORATION (for itself and on behalf of the Affiliate Debtors, as Debtors and Debtors-in-Possession)

By: Name:	/s/ Robert Seminara Robert Seminara	By: Name:	/s/ Stephen T. Auburn Stephen T. Auburn
Title:	Vice President	Title:	Vice President and General Counsel

WACHTELL, LIPTON, ROSEN & KATZ		SIDLEY AUSTIN llp

Philip Mindlin		Larry J. Nyhan
Douglas K. Mayer		James F. Conlan
Andrew J. Nussbaum		Jessica C.K. Boelter
51 West 52nd Street		Kerriann S. Mills
New York, New York 10019		One South Dearborn Street
Telephone: (212) 403-1000		Chicago, Illinois 60603
Facsimile: (212) 403-2000		Telephone: (312) 853-7000
Facsimile: (312) 853-7036

MORRIS, NICHOLS, ARSHT & TUNNELL llp		YOUNG CONAWAY STARGATT & TAYLOR, llp

Derek C. Abbott (No. 3376)		Robert S. Brady (No. 2847)
Daniel B. Butz (No. 4227)		Edmon L. Morton (No. 3856)
1201 North Market Street		Kenneth J. Enos (No. 4544)
P.O. Box 1347		The Brandywine Building
Wilmington, Delaware 19899-1347		1000 West Street, 17th Floor
Telephone: (302) 658-9200		P.O. Box 391
Facsimile: (302) 658-3989		Wilmington, Delaware 19899-0391
Telephone: (302) 571-6600
Facsimile: (302) 571-1253

Counsel to Apollo		Counsel to the Debtors and Debtors-in-Possession

EXHIBIT A
Proponents’ Joint Plan of Reorganization

A-1

EXHIBIT B
Corporate Structure Chart

B-1

EXHIBIT C
List of Retained Litigation

LIST OF LITIGATION INVOLVING THE DEBTORS1

Court Where Action is
Title of Action	Description of Adverse Action	Pending
Rosaita Jaipaul v. Pliant Corporation, Case No. 07-04031	Claim for damages for alleged discrimination on the basis of race and gender.	United States District Court for the Eastern District of Pennsylvania

James C. Gibbs v. Pliant Corporation, Case No. CJ-08-163	Claim for damages for alleged retaliatory discharge.	District Court of Pittsburg County, Oklahoma

Tredegar Film Products Corp. v. Pliant Corporation, Case No. 05 CH 14715	Claim for damages alleging misappropriation of trade secrets and related breach of contract and tortious interference claims. Tredegar seeks compensatory damages in excess of $30,000 and $2 million in punitive damages against Pliant for alleged misappropriation and misuse of alleged Tredegar trade secrets related to the hiring by Pliant of two former Tredegar employees.	Circuit Court of Cook County, Illinois

Leopold Salmon v. Pliant Corporation, Case No. 08-06564	Claim for damages for alleged discrimination on the basis of race and retaliation.	United States District Court for the Western District of New York

Pliant Corporation v. Oxy Vinyls, LP, Case No. 08 CH 04914	Suit for breach of contract. Mediation is currently scheduled for August 2009.	Circuit Court of Cook County, Illinois

Pliant Corporation v. CTI Industries Corp., Case No. 2006 L 013299	Suit against CTI for breach of contract, CTI filed a counterclaim alleging that the product was defective.	Circuit Court of Cook County, Illinois

[1]	The litigation set forth in this Exhibit C is not, and is not intended to be, a comprehensive list of all actions involving the Debtors and specifically excludes, among others, administrative actions, workers compensation actions and actions involving union grievances. Inclusion of an action in this Exhibit C is for disclosure purposes only and is not an admission, and is not intended to be an admission, of liability with respect to any claim or action. The Debtors do not believe that the ultimate disposition of the litigation set forth on Exhibit C will have a material adverse effect on the Debtors’ consolidated financial position, results of operations or confirmation of the Plan.

Court Where Action is
Title of Action	Description of Adverse Action	Pending
Rowell v. Wolverine Flexographic Mfg. Co., Pliant Corporation, Mantech, the ESS Company, and Mel Davis, Case No. CJ-08-313	Claim for damages arising from alleged personal injury sustained by plaintiff while working on a press owned by Pliant and manufactured by Wolverine.	District Court of Pittsburg County, Oklahoma

Moorman v. Wolverine Flexographic Mfg. Co., Pliant Corporation, Mantech, the ESS Company, and Mel Davis, Case No. CJ-08-314	Claim for damages arising from alleged personal injury sustained by plaintiff while working on a press owned by Pliant and manufactured by Wolverine.	District Court of Pittsburg County, Oklahoma

EXHIBIT D
Summary of “First-Day” Motions

Employee Compensation
     The Debtors rely on their employees for their day-to day business operations. The Debtors believe that any delay in paying any of their employees’ compensation, deductions, reimbursement and benefits could severely disrupt the Debtors’ relationship with their employees, thereby creating the risk that their operations could be severely impaired. As a result, through the Motion of the Debtors for an Order Authorizing, (I) Payment of Prepetition Employee Wages, Salaries, and Other Compensation; (II) Reimbursement of Prepetition Employee Business Expenses; (III) Contributions to Prepetition Employee Benefit Programs and Continuation of such Programs in the Ordinary Course; (IV) Payment of Workers’ Compensation Obligations; (V) Payments for which Prepetition Payroll Deductions were made; (VI) Payment of all Costs and Expenses Incident to the Foregoing Payments and Contributions; and (VII) Payment to Third Parties of all Amounts Incident to the Foregoing Payments and Contributions (the “Employee Wage Motion”), the Debtors requested Bankruptcy Court authorization to pay certain prepetition wages and other benefits to their employees. Through orders entered February 12, 2009 and March 10, 2009, the relief requested in the Employee Wage Motion was granted by the Bankruptcy Court in substantially the manner requested by the Debtors.
Customer Programs
     Prior to the Petition Date, the Debtors engaged in customer programs to develop customer loyalty, encourage repeat business and ensure customer satisfaction. The Debtors believe that these customer programs assisted, and will continue to assist, them in retaining current customers, attracting new customers and, ultimately, increasing revenues. Accordingly, through the Motion of the Debtors for Order Authorizing, but not Requiring, the Debtors to Honor Certain Prepetition Obligations to Customers and to Otherwise Continue Prepetition Customer Programs and Practices in the Ordinary Course of Business (the “Customer Programs Motion”), the Debtors requested Bankruptcy Court authorization to continue certain prepetition customer programs, such as customer rebates, prepayment, bill-to-storage arrangements, customer adjustments and customer royalty payments in the ordinary course of business. An order was entered by the Bankruptcy Court February 11, 2009 approving the relief requested in the Customer Programs Motion in substantially the manner requested by the Debtors.
Shippers, Warehousemen and Other Lien Claimants
     The Debtors’ supply and delivery system depends upon the use of reputable common carriers, shippers, couriers, freight-forwarders, truckers, third-party logistic providers and customs agents, as well as a network of third-party warehouses to store goods in transit. The Debtors also routinely transact business with a number of other third parties who provide equipment and perform various services for the Debtors (including manufacturing tooling, dies, molds and other capital and noncapital equipment and parts necessary for the Debtors’ operations) and who, under applicable state law, have the potential to assert liens against the Debtors and their property if the Debtors fail to pay for goods or services rendered prior to the Petition Date. The Debtors believe that the failure to satisfy such claims could have a material adverse effect on the Debtors’ day-to-day business operations and relationships with their customers. Accordingly, through the Motion of the Debtors for an Order Authorizing, but not Requiring, the Payment of Prepetition Claims of Shippers, Warehousemen and Other Lien

Claimants (the “Lien Claimant Motion”), the Debtors requested authority to pay certain prepetition claims held by certain shippers and warehousemen in amounts the Debtors determine necessary or appropriate to (i) obtain releases of critical or valuable goods or equipment that may be subject to liens, (ii) maintain a reliable, efficient and smooth distribution system and (iii) induce critical shippers and warehousemen and other lien claimants to continue to carry goods and equipment and make timely deliveries thereof. Additionally, the Debtors requested immediate authority to pay and discharge, in the Debtors’ discretion, the claims of certain third parties who, under applicable state law, have the potential to assert liens against the Debtors and their property if the Debtors fail to pay for goods or services rendered prior to the Petition Date. An order was entered by the Bankruptcy Court February 11, 2009 approving the relief requested in the Lien Claimant Motion in substantially the manner requested by the Debtors.
Critical Vendors
     Certain of the Debtors’ vendors are the only source from which the Debtors can procure certain goods within a time frame and at a price that will permit the Debtors to avoid production shutdowns. To prevent disruption of service from such vendors, through the Motion of the Debtors for an Order (I) Authorizing, on an Emergency Basis, Payment of Prepetition Claims of Critical Vendors and (II) Authorizing, but not Directing, After Notice and a Hearing, the Debtors to Pay Certain Obligations Arising in Connection with Goods Received by the Debtors within the Twenty Day Period Before the Petition Date, the Debtors requested entry of (i) an order authorizing the Debtors, on an emergency basis, in their discretion, to pay the prepetition claims of critical vendors that delivered materials, supplies, goods, products and related items before the Petition Date and to pay the prepetition claims of critical service providers; and (ii) an order authorizing, after notice and a hearing, the Debtors to pay, in their discretion, certain administrative expense priority claims for obligations arising in connection with certain goods supplied by certain vendors that were received by the Debtors in the ordinary course of business within the twenty-day period before the Petition Date (the “Critical Vendor Motion”). Through orders entered February 12, 2009 and March 10, 2009, the relief requested in the Critical Vendor Motion was granted by the Bankruptcy Court in substantially the manner requested by the Debtors.
Cash Management
     Prior to the Petition Date, Pliant utilized a centralized cash management system to collect funds for its United States operations and to pay the operating and administrative expenses in connection therewith. The Canadian Debtors also employed a cash management system under which they collected funds for their Canadian operations and made disbursements to pay operating expenses in connection therewith. In order to, among other things, avoid administrative inefficiencies, through the Motion of the Debtors for an Order (I) Approving Cash Management System, (II) Authorizing Use of Prepetition Bank Accounts and Business Forms, (III) Waiving the Requirements of 11 U.S.C. § 345(b) on an Interim Basis, and (IV) Granting Administrative Expense Status to Intercompany Claims Between the Debtors, the Debtors requested entry of an order (a) authorizing and approving the continued use of their existing cash management system, (b) authorizing the continued use of their existing bank accounts and business forms, (c) authorizing their deposit practices and waiving the requirements of section 345(b) in connection therewith on an interim basis and (d) granting administrative priority status to intercompany claims between and among the Debtor and between and among the Debtors and their non-Debtor affiliates (the “Cash Management Motion”). An order was entered by the Bankruptcy Court February 11, 2009 approving the relief requested in the Cash Management Motion in substantially the manner requested by the Debtors, including approval of the interim waiver of the Debtors’ compliance with the requirements of 11 U.S.C. § 345(b). Through an order entered April 23, 2009, the Bankruptcy Court granted the Debtors an extension through May 12, 2009 to comply with the requirements of section 345(b) of the Bankruptcy Code.
Taxes
     The Debtors believed that, in some cases, certain authorities had the ability to exercise rights that would be detrimental to the Debtors’ restructuring if the Debtors failed to meet obligations imposed upon them to remit certain taxes and fees. Accordingly, through the Motion of the Debtors for an Order Authorizing, but not Directing, the Payment of Certain Prepetition Sales, Use, Franchise and Property Taxes (the “Tax Motion”), the Debtors requested Bankruptcy Court authorization to pay certain sales, use, franchise and property taxes that are payable directly to various state and local taxing authorities as such payments become due. An order was entered by the Bankruptcy Court February 11, 2009 approving the relief requested in the Tax Motion in substantially the manner requested by the Debtors.
Broker Commissions
     The Debtors obtain new customers and maintain long-term customer relationships for certain of their products through various channels of sale and distribution. A significant method of sale is the Debtors’ independent contractor relationships that have been formed with approximately 54 independent, nonemployee brokers or broker groups. Because the Debtors rely heavily on their independent brokers to sell their many products into various industries, through the Motion of the Debtors for an Order Pursuant to 11 U.S.C. §§ 363(b) and 363(c)(1) Authorizing, but not Requiring, the Debtors to Continue to Operate in the Ordinary Course, Including Payment of Pre-Petition Claims, with Respect to Non-Debtor Brokers (the “Broker Motion”), the Debtors requested entry of an order granting the Debtors authority, in their discretion, to operate in the ordinary course of business and to maintain their business relationships with the brokers, including the performance or payment of certain pre-Petition Date obligations the Debtors owe to their brokers. An order was entered by the Bankruptcy Court February 11, 2009 approving the relief requested in the Broker Motion in substantially the manner requested by the Debtors.
Utilities
     In connection with the operation of their businesses and management of their properties, the Debtors incur utility expenses in the ordinary course of business for, among other things, water, sewer service, electricity, gas, local and long-distance telecom service, data service, fiber transmission, waste disposal and other similar services. Because uninterrupted utility services are essential to the Debtors’ ongoing operations and the success of the Debtors’ reorganization efforts, through the Motion of the Debtors for a Bridge Order and a Final Order Pursuant to Sections 105(a) and 366(b) of the Bankruptcy Code (I) Prohibiting Utility Providers from

Altering, Refusing, or Discontinuing Utility Services, (II) Deeming Utility Providers Adequately Assured of Future Performance, and (III) Establishing Procedures for Determining Adequate Assurance of Payment (the “Utilities Motion”), the Debtors requested entry of (i) a bridge order and (ii) a final order (a) prohibiting the utility providers from altering, refusing or discontinuing service to the Debtors on account of prepetition invoices, including the making of demands for security deposits or accelerated payment terms; (b) providing that the utility providers have “adequate assurance of payment” within the meaning of section 366 of the Bankruptcy Code, based, inter alia, on the Debtors’ establishment of a segregated account containing an amount equal to fifty percent (50%) of the Debtors’ estimated monthly cost of utility service; and (c) establishing procedures for resolving requests for additional adequate assurance and authorizing the Debtors to provide adequate assurance of future payment to the utility providers. Through orders entered February 12, 2009 and March 10, 2009, the relief requested in the Utilities Motion was granted by the Bankruptcy Court in substantially the manner requested by the Debtors.

EXHIBIT E
Financial Information and Projections

Exhibit E
Projections
(Unaudited)
(All $ in Millions Unless Otherwise Noted)
     The financial projections (“Projections”) contained herein reflect numerous assumptions, including the confirmation and consummation of the Plan, as filed with the Bankruptcy Court. The Projections should be viewed in conjunction with a review of these assumptions including the qualifications and footnotes as set forth herein. The Debtors’ management has prepared a stand-alone business plan for Pliant. The stand-alone Pliant business plan was prepared by the Debtors’ management in good faith based upon assumptions believed to be reasonable at the time of preparation. In addition to the stand-alone business plan as prepared by the Debtors, Apollo considered the incremental operating results that would be achieved with the contributed Berry Assets consolidated into the Reorganized Debtor. Apollo utilized the projected operating results of the contributed Berry Assets for the years 2009 — 2013 as prepared by the management team of Berry and also estimated the synergies that would be created through the Intercompany Services Agreement. Apollo and the Berry Management team have undertaken a thorough analysis of the potential synergy opportunities that would be realized under the Plan and have identified specific operational and administrative areas in which there would be additional value created.
     While presented with numerical specificity, the Projections are based upon a variety of estimates and assumptions subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond the control of the Proponents. Actual results may vary materially from those presented. The Projections have not been prepared to comply with the guidelines established with respect to Projections by the Securities and Exchange Commission or the American Institute of Certified Public Accountants (“AICPA”), have not been audited, and are not presented in accordance with Generally Accepted Accounting Principles (“GAAP”).
     The Projections are based on the assumption that the Debtors will emerge from chapter 11 on October 31, 2009.1
      The Proponents understand that the Debtors will be required to estimate the Debtors’ reorganization value, the fair value of their assets, and their actual liabilities as of the Effective Date. Such determination will be based upon the fair values as of that date, which could be materially greater or less than the value assumed in the Projections. Any fresh-start reporting adjustments that may be required in accordance with Statement of Position 90-7 Financial Reporting by Entities in Reorganization under the Bankruptcy Code, including any allocation of the Debtors’ reorganization value to the Debtors’ assets in accordance with the procedures specified in Financial Accounting Standards Board Statement 141 will be made when the Debtors emerge from bankruptcy.
     The Projections include (a) the Pre-Reorganization Balance Sheet of the Company as projected by the Debtors at October 31, 2009, (Exhibit E1); (b) adjustments to the Pre-Reorganization Balance Sheet to reflect projected payments and borrowings made as a result of consummation of the Plan, (Exhibit E1); (c) adjustments to the Pre-Reorganization Balance Sheet to reflect the addition of the contributed Berry Assets to the Reorganized Debtor; (d) the opening balance sheets for Reorganized Pliant, (Exhibit E1); and (e) post-Effective Date balance sheets, income statements and statements of cash flows for Reorganized Pliant which reflect the contributed Berry Assets as well as the projected operational and administrative synergies that will result from the Intercompany Services Agreement (Exhibit E2).
     The Projections are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially include, but are not limited to, Reorganized Pliant’s ability to operate the Debtors’ business consistent with their projections, comply with the covenants of their financing agreements, restore trade credit terms to historical levels, successfully implement operational improvements, acquire resin at prices consistent with assumptions included in the financial projections, integrate the contributed Berry Assets into the Debtors’ operations, and achieve the targeted synergies through the Intercompany Services Agreement. See also Section X Risk Factors.
          THE DEBTORS’ MANAGEMENT, IN CONSULTATION WITH ITS PROFESSIONAL ADVISORS, PREPARED PROJECTIONS FOR THE STAND-ALONE REORGANIZED DEBTORS, WHICH ARE INCORPORATED IN THIS EXHIBIT E. APOLLO, IN CONSULTATION WITH ITS PROFESSIONAL ADVISORS, PREPARED PROJECTIONS FOR THE CONTRIBUTED BERRY ASSETS, SYNERGIES AND THE INTERCOMPANY SERVICES AGREEMENT, WHICH ARE ALSO INCORPORATED IN THIS EXHIBIT E. APOLLO DISCLAIMS ANY RESPONSIBILITY FOR THE PROJECTIONS PREPARED BY THE DEBTORS OR FOR ANY CONCLUSIONS BASED ON THE PROJECTIONS OR VALUATIONS PREPARED BY THE DEBTORS. SIMILARLY, THE DEBTORS DISCLAIM ANY RESPONSIBILITY FOR PROJECTIONS OR VALUATIONS PREPARED BY APOLLO OR FOR ANY CONCLUSIONS BASED ON THE PROJECTIONS OR VALUATIONS PREPARED BY APOLLO.

[1]	If the Effective Date of the Plan is significantly delayed, additional expenses, including professional fees, may be incurred and operating results may be negatively impacted.

Exhibit E1 (1)
Pro Forma Balance Sheet
($ in millions)

	Pre-Reorganization	Contributed Assets	Emergence		Reorganized Opening
	Balance Sheet	Adjustments	Adjustments		Balance Sheet

Assets
Cash	$48.30		$(43.3)		$5.0
Trade Receivables, Net of Reserve	105.3	18.9			124.2
Inventories	79.7	23.4			103.1
Prepaid Expenses and Other	12.0				12.0
Deferred Income Taxes	12.0				12.0
Total Current Assets	257.3	$42.3	$(43.3)		$256.3

Plant and Equipment, Net	259.4	40.0			299.4
Intangible Assets, Net	5.8				5.8
Reorganization Value in Excess of Amounts Allocable to Identifiable Assets			245.0	(2)	245.0
Other Assets	13.1		6.7	(3)	19.8
Total Assets	$535.6	$82.3	$208.4		$826.3

Current Liabilities
Accounts Payable-Pre-Petition	$13.4		$(12.2	)(4)	1.2
Accounts Payable-Post-Petition	61.5				61.5
Accrued Interest Payable	17.7		(17.7	)(4)	0.0
Other Accrued Liabilities	59.2		17.0		76.2
Current Portion of Long-Term Debt	676.0		(673.0	)(4)	3.0
Current Liabilities	$827.8		$(685.9)		$141.9

Pre-Petition Revolving Credit Facility	142.7		(142.7	)(5)
Pre-Petition DIP Revolving Credit Facility	40.0		(40.0	)(5)	—
Post-Petition ABL Revolving Credit Facility			74.5	(5)	74.5
Post-Petition New Senior Secured Notes			250.0	(5)	250.0
Long-Term Debt, Net of Current Portion	45.5		(24.0	)(4)	21.5
Other Long-Term Liabilities	32.8				32.8
Deferred Income Taxes	36.9				36.9
Total Liabilities	$1,125.7		$(568.1)		$557.6

Old Common Stock & Accumulated Earnings (Deficit)	(590.1)		590.1	(6)
New Common Stock & Accumulated Earnings (Deficit)			257.3	(7)	257.3
New Preferred Stock			11.4		11.4
Total Liabilities and Stockholder’s Equity	$535.6		$290.7		$826.3

Notes to Exhibit E1
Pro Forma Balance Sheet
(Unaudited)
(All $ in millions unless otherwise noted)
1.	The Pre-Reorganization Balance Sheet is based upon the Debtors’ estimates of the consolidated results of operations of the Debtors’ estates through October 31, 2009, and includes the Debtors’ wholly-owned non-Debtor foreign subsidiaries. Inter-company accounts receivable and payable, including those of the Debtors’ non-Debtor foreign subsidiaries, have been eliminated in accounting consolidation.

2.	Adjustment made to offset the fresh-start elimination of pre-transaction common stock, accumulated deficit, goodwill, trademarks and intangible assets. To date, the Debtors have not conducted fresh-start accounting. All figures presented herein are for illustrative purposes only.

3.	Represents capitalized financing costs under the Plan.

4.	Pursuant to the Plan, First Lien Noteholders receive $100.0 million in cash and $250.0 million of New Senior Secured Notes. Second Lien Noteholders have the option to participate in the Rights Offering, subject to Apollo contributing a minimum of 50.1% of the total contribution, or receive consideration comprised of 50% Preferred Stock and 50% cash equal to 17 1/2 cents per dollar of allowable claim. The Projections assume that the Second Lien Noteholders opt to receive cash and Preferred Stock. Unsecured Creditors receive 17 1/2 cents per dollar of allowable claim. Small Claims receive 100 cents per dollar of allowable claim.

5.	Assumed to be refinanced in full through the issuance of $250.0 million of New Senior Secured Notes, a $175.0 million ABL Revolving Credit Facility ($74.5 million drawn at close) and a $193.0 million Rights Offering. If the Second Lien Noteholders opt to participate in the Rights Offering, the size of the Rights Offering could be decreased to a minimum of $181.6 million.

6.	In accordance with the Plan of Reorganization the pre-transaction Common Stock is deemed to have zero value. In accordance with estimated fresh-start adjustments, the pre-transaction Accumulated deficit is increased to zero to remove the impact of pre-transaction losses on the reorganized business. To date, the Debtors have not conducted fresh-start accounting. All figures presented herein are for illustrative purposes only.

7.	On the Effective Date, the New Common Stock of the Reorganized Debtor will be approximately $257.3 million and the New Preferred Stock will be $11.4 million. The New Common Stock and New Preferred Stock balances are calculated as Total Enterprise Valuation under the Plan ($612.7 million) less Emergence Adjusted Net Debt ($344.0 million).

Exhibit E2
Projected Income Statement
($ in millions)

	2 Mos.
	Ending	Projected Financials for the Year Ended December 31,
	12/31/2009	2009 PF	2010	2011	2012	2013

Net Sales	$174.2	$1,044.6	$1,082.2	$1,144.1	$1,199.5	$1,253.5
Cost of Goods Sold	156.6	933.5	959.5	1,016.9	1,066.6	1,114.7

Gross Profit	17.6	111.1	122.7	127.2	132.9	138.8

Operating Expenses:
Selling, General & Administrative	11.2	67.3	69.4	68.3	69.1	69.9
Research & Development	0.8	5.9	6.3	6.3	6.4	6.4
Restructuring and Other Costs	0.0	0.0	8.0	2	0	0
Reorganization Costs	10.0	47.3	0	0	0	0

Total Operating Expenses	22.0	120.5	83.7	76.6	75.5	76.3

Synergies	—	$25.0	$15.0	$25.0	$25.0	$25.0

Operating Income (Loss)	$(4.4)	$15.6	$54.0	$75.6	$82.4	$87.5

Interest Expense	6.6	40.5	40.5	38.4	33.9	30
Other Expense (Income)	(0.0)	(0.6)	—	—	—	—

Income (Loss) From Continuing Operations Before Taxes	$(11.0)	$(24.3)	$13.5	$37.2	$48.5	$57.5

Income Tax Expense	0.576	0.6	5.3	14.5	18.9	22.4

Net Income (Loss)	$(11.6)	$(24.9)	$8.2	$22.7	$29.6	$35.1

EBITDAR Reconciliation:
Income (Loss) From Continuing Operations Before Taxes	$(11.0)	$(24.3)	$13.5	$37.2	$48.5	$57.5
Interest and Other Expense	6.6	40.5	40.5	38.4	33.9	30
Depreciation and Amortization	8.1	47.7	47.7	47.6	48.6	49.4
Unrealized Synergies	0.0	0.0	10.0	0.0	0.0	0.0
Restructuring and Other Costs	0.0	0.0	8.0	2.0	0.0	0.0
Reorganization Costs	10.0	47.3	0.0	0.0	0.0	0.0

EBITDAR	$13.8	$111.2	$119.7	$125.2	$131.0	$136.9

Exhibit E2
Projected Balance Sheet
($ in millions)

	Ended December 31,
	2009	2010	2011	2012	2013

Current Assets
Cash	$5.0	$5.0	$5.0	$5.0	$13.1
Receivables	116.3	120.4	123.4	129.1	135.3
Inventories	97.5	99.4	105.4	110.2	115.3
Prepaid Expenses and Other	6.0	6.0	6.0	6.0	6.0
Deferred Income Taxes	12.0	12.0	12.0	12.0	12.0

Current Assets	$236.7	$242.9	$251.8	$262.3	$281.8

Plant and Equipment, Net	298.5	295.1	287.7	274.3	260.2
Intangible Assets, Net	5.6	4.4	3.2	2.0	0.7
Goodwill, Net	245.0	245.0	245.0	245.0	245.0
Other Assets	19.4	16.8	14.2	13.0	13.0

Total Assets	$805.3	$804.2	$801.9	$796.6	$800.7

Current Liabilities
Trade Accounts Payable	67.2	71.0	$75.9	$79.6	$83.2
Interest Payable	4.8	4.8	4.8	4.8	4.8
Other Current Liabilities	47.1	40.1	40.1	40.1	40.1
Current Portion of Long-Term Debt	3.0	3.0	3.0	3.0	—

Current Liabilities	$122.1	$118.9	$123.8	$127.6	$128.1

ABL Revolving Credit Facility	84.9	83.6	61.1	28.5	—
New Senior Secured Notes	250.0	250.0	250.0	250.0	250.0
Other Long-Term Debt, Net of Current Portion	21.4	16.5	9.2	3.1	—
Other Long-Term Liabilities	32.8	32.8	32.8	32.8	32.8
Deferred Income Taxes	36.9	36.9	36.9	36.9	36.9

Total Liabilities	$548.1	$538.7	$513.7	$478.8	$447.8

New Preferred Stock	$11.4	$11.4	$11.4	$11.4	$11.4
Total Stockholders’ Equity (Deficit)	245.8	254.1	276.8	306.4	341.5

Total Liabilities and Stockholder’s Equity (Deficit)	$805.3	$804.2	$801.9	$796.6	$800.7

Exhibit E2
Projected Statement of Cash Flows
($ in millions)

	2 Mos. Ending	Projected Financials for the Year Ended December 31,
	12/31/2009	2010	2011	2012	2013

CASH FLOW FROM OPERATIONS
Net Income	$(11.5)	$8.2	$22.7	$29.6	$35.1
Depreciation and Amortization	8.0	47.7	47.6	48.6	49.4
Amortization of Deferred Financing Costs	0.4	2.6	2.6	1.2	—
Payment-in-Kind Interest on Debt	—	—	—	—	—
Deferred Income Taxes	—	—	—	—	—
Costs to Achieve Synergies	—	—	—	—	—
Changes in Assets and Liabilities:
Accounts Receivable	8.0	(4.2)	(3.0)	(5.7)	(6.2)
Inventories	5.6	(1.9)	(6.0)	(4.8)	(5.1)
Prepaid Expenses and Other	6.0	—	—	—	—
Trade Accounts Payable	4.5	3.8	4.8	3.8	3.5
Accrued Liabilities	(24.3)	(7.0)	—	—	—

Cash Provided From (Used In) Operations	(3.4)	49.2	68.8	72.7	76.7

CASH FLOW FROM INVESTING
Capital Expenditures	(6.9)	(34.0)	(34.0)	(34.0)	(34.0)
Capital Expenditures to Achieve Synergies	—	(9.0)	(5.0)	—	—

Cash Provided From (Used In) Investing	(6.9)	(43.0)	(39.0)	(34.0)	(34.0)

CASH FLOW FROM FINANCING
Borrowings (Repayments) of ABL Revolving Credit Facility	10.4	(1.4)	(22.5)	(32.6)	(28.5)
Borrowings (Repayments) of New Senior Secured Notes	—	—	—	—	—
Borrowings (Repayments) of Capital
Leases	(0.1)	(4.9)	(7.3)	(6.1)	(6.1)
Borrowings (Repayments) of Other Debt	—	—	—	—	—

Cash Provided From (Used In) Financing	10.3	(6.2)	(29.8)	(38.7)	(34.6)

NET INCREASE (DECREASE) IN CASH	0.0	(0.0)	(0.0)	0.0	8.1

CASH AT BEGINNING OF PERIOD	5.0	5.0	5.0	5.0	5.0

CASH AT END OF PERIOD	$5.0	$5.0	$5.0	$5.0	$13.1

Exhibit E3
Assumptions to Financial Projections
     1. SALES
The stand-alone business plan for the sales volume for the Company, as measured in trade pounds sold, decreases by 4.6% in 2009 from 2008. During the subsequent projected period of 2010 to 2013, sales volume increases on average by 1.0% per annum. Continuing downgauging in the films industry is offset by increased trade pounds volume, attributable to Pliant’s growth capital expenditure investments.
The stand-alone business plan provides that average selling prices (“ASP”) for the Company are projected to decrease in 2009 from 2008 and increase thereafter during the 2010—2013 projected period, based on resin price assumptions from the March 27, 2009 forecast of Chemical Market Associates, Inc. (“CMAI”).
The contributed Berry Assets are expected to generate a total of $143.0 million of sales in 2009, $22.0 million of which will be achieved from the Emergence Date until the end of the year. The sales of the Berry Contributed Assets are expected to grow at a CAGR of 4.2% between 2009 and 2013.
     2. COST OF SALES
Pliant’s predominant material component, plastic resin, is projected to decline in price from 2008 to 2009 and increase progressively during the 2010 to 2013 period based on the aforementioned forecast published by CMAI. The CMAI forecast illustrates a year-over-year decline in plastic resin prices of approximately $0.23 per pound, or 27.0%, for 2009. A weighted average resin price was determined assuming a mix of the various resins utilized in Pliant’s products. During the 2010 to 2013 period, resin prices are projected to increase by an aggregate $0.04 per pound.
The Company’s ongoing plant restructuring program, equipment alignment and waste and material substitutions savings on raw materials are the primary drivers of the operating performance during the 2009—2013 period. The plant restructuring program involves the closures of the Deerfield, Massachusetts, Newport News, Virginia and Harrington, Delaware plants in 2009. Fixed cost savings from these plant closures are realized in 2009 and 2010. Waste and material substitutions savings are the result of the Company’s improving operating leverage and related plant restructuring efficiencies.

The Company’s operating costs consist of freight, direct labor, packaging, utilities, other direct and fixed costs (excluding depreciation). Operating costs per pound decrease by 6.5% during 2009, based on trade pounds volume contraction and the Company’s plant restructuring program. In the 2010—2013 period, operating costs per pound, excluding fixed costs, increase by 0.09% per year. Fixed costs per pound during the aforementioned period decrease by an aggregate of 3.5% due to operational efficiencies.
The operating costs of the Berry Contributed Assets are expected to decline from 86.7% in 2009 to approximately 84.2% in 2010, primarily due to the implementation of the proposed 11-layer line, the capital expenditures for which are currently being spent and will be fully spent by close. On an EBITDA basis, the Berry Contributed Assets increase from a contribution of $10.4 million in 2009 to $15.2 million in 2010. Between 2010 and 2013, the EBITDA of the Berry Contributed Assets is expected to grow by a CAGR of 3.7%.
     3. SYNERGIES
Apollo and Berry Management estimate that the operational and administrative synergies that will result from the combination of Pliant with the contributed Berry Assets and through the Intercompany Services Agreement will approximate $25.0 million. In 2010 and 2011, Apollo estimates that there will be a total of $14 million of capital expenditures to achieve these synergies and $10 million of costs to achieve the synergies. After a careful review of the opportunities, Apollo and Berry Management believe that the largest target areas for synergies are process improvements, SG&A and plant network optimizations.
     4. BALANCE SHEET AND CASH FLOW
Cash balances for the Reorganized Debtor are targeted at a minimum level of $5.0 million during 2009—2013, and any excess cash is used to pay down the ABL Revolver.
Inventory days on hand remain constant throughout the projected period.
Trade accounts receivable are assumed to remain constant on a days sales outstanding (“DSO”) basis throughout the projected period.
Accounts Payable is assumed to remain constant on a days payable outstanding (“DPO”) basis throughout the projected period.
Capital Expenditures are assumed to remain constant at $34.0 million during the 2009—2013 period. In addition, there will be $9.0 million and $5.0 million of non-recurring capital expenditures in 2010 and 2011, respectively, to achieve the proposed annual synergies of $25.0 million.
Assumed capital structure of $175.0 million ABL Revolving Credit Facility ($74.5 million drawn at close) with an indicative rate of LIBOR + 450 bps and $250.0 million of New Senior Secured Notes, throughout the forecast period. The LIBOR margin on the ABL Revolving Credit Facility assumes a floor of 200 bps.

EXHIBIT F
Liquidation Analysis

Liquidation Analysis
     The Debtors believe that the Plan meets the “best interest of creditors” test as set forth in section 1129(a)(7) of the Bankruptcy Code. There are Impaired Classes with respect to each Debtor, certain of which are contemplated to receive recoveries under the Plan. The Debtors believe that the members of each Impaired Class will receive at least as much as they would if the Debtors were liquidated under chapter 7 of the Bankruptcy Code.
     Pliant Corporation’s (“Pliant”) and the Domestic Subsidiary Borrowers’ obligations under the Domestic Working Capital Credit Agreement are secured by a security interest in and lien upon Pliant and the Subsidiary Guarantors’ property, including a first priority security interest in, among other things, inventory, receivables, deposit accounts, investment property, 100% of the stock of the Debtor, 66% of the stock of the non-Debtor Subsidiaries (Pliant Corporation Pty Ltd. (“Pliant Australia”), Pliant Film Products GmbH (“Pliant Germany”) and ASPEN Industrial, S.A. de C.V. and its subsidiaries, Jacinto Mexico, S.A. de C.V. and Pliant de Mexico S.A. de C.V. (collectively, “Pliant Mexico”)) (the “Working Capital Collateral”) and a second priority security interest in Pliant’s and the Subsidiary Guarantors’ real property, fixtures, equipment, intellectual property and all other types of property in which a first priority security interest or lien was granted to the First Lien Noteholders pursuant to the First Lien Noteholders Facility (the “Fixed Asset Collateral”).17
     Obligations of Pliant Mexico, Pliant Germany, Pliant Australia, Pliant Corporation of Canada Ltd. (“PCC” and collectively, the “Foreign Subsidiaries”) under the Foreign Working Capital Facility are secured by all receivables, inventory, investment property, and collection and deposit accounts of the Foreign Subsidiaries (the “Foreign Collateral”). The Foreign Working Capital Facility was repaid on April 9, 2009.
     Obligations under the First Lien Notes are secured by a first priority security interest in the Fixed Asset Collateral and a second priority security interest in the Working Capital Collateral. The First Lien Notes are guaranteed by certain domestic and foreign subsidiaries. Obligations under the Second Lien Notes are secured by a second priority security interest in the First Priority Collateral and the Second Priority Collateral. The Second Lien Notes are guaranteed by certain domestic and foreign subsidiaries. The First Lien Notes and the Second Lien Notes do not have a security interest in the Foreign Collateral.

[17]	For purposes of this Liquidation Analysis, the Debtors have included one-third of the foreign subsidiary stock in the Fixed Asset Collateral. Pursuant to the terms of the Final DIP Order, however, “the relative priority of the DIP Liens and the Prepetition Working Capital Replacement Liens with respect to the pledge of any such property that is capital stock (or an equivalent equity interest) of the foreign subsidiaries of the Debtors which is not otherwise encumbered by a lien of as of the Petition Date shall be as provided in the Prepetition Intercreditor Agreement, if applicable, as determined by this Court after a request made by either party.”

     Accordingly, the Liquidation Analysis is shown separately with respect to the Working Capital Collateral, Fixed Assets Collateral and for Pliant Australia, Pliant Germany, Pliant Mexico and PCC, which are separately described. Alliant has no material assets or liabilities and has also been excluded from this analysis. The Liquidation Analysis reflects the estimated cash proceeds, net of liquidation-related costs that would be realized if the Debtors were to be liquidated in accordance with chapter 7 of the Bankruptcy Code. Underlying the Liquidation Analysis are a number of estimates and assumptions that, although developed and considered reasonable by management of the Company, and by the Debtors’ professionals, are inherently subject to significant business, economic and competitive uncertainties and contingencies beyond the control of the Debtors and management, and are also based upon assumptions with respect to certain liquidation decisions which could be subject to change. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE DEBTORS WERE, IN FACT, TO UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.
     The Liquidation Analysis was prepared by management of the Debtors, with the assistance of both Jefferies and other Debtor professionals. The Liquidation Analysis is based on the Company’s balance sheet as of December 31, 2008, and is predicated on the assumption that the Debtors would commence chapter 7 liquidation in the United States and similar proceedings in Canada on September 30, 2009. The Liquidation Analysis assumes that the actual December 31, 2008 balance sheet is a proxy for the September 30, 2009 balance sheet.
     It is also assumed that the liquidation of the Debtors would commence under the direction of a Court-appointed trustee and would continue for a period of nine months, during which time all of the Debtors’ major assets would either be sold or conveyed to the respective lien holders, and the cash proceeds, net of liquidation-related costs, would then be distributed to creditors. Although the liquidation of some assets might not require nine months, other assets would be more difficult to collect or sell, thus requiring a liquidation period substantially longer than nine months. The liquidation period would allow for the collection of receivables, the orderly sale of inventory and fixed assets, and the orderly wind-down of daily operations. For certain assets, estimates of the liquidation values were made for each asset individually. For other assets, liquidation values were assessed for general classes of assets by estimating the percentage recoveries that a trustee might achieve through an orderly disposition.
     The Liquidation Analysis assumes the orderly liquidation and wind down of all Debtor assets. Management believes the remaining non-Debtor assets, specifically those located in Mexico, Germany and Australia, have greater value as a going concern than in an orderly wind-down. Thus, the Liquidation Analysis assumes an orderly liquidation on a going concern basis for the non-Debtor assets. There can be no assurances that the actual value realized in a sale of these operations would yield the results as assumed in the Liquidation Analysis.

     The Liquidation Analysis assumes that liquidation proceeds would be distributed in accordance with Bankruptcy Code sections 726 and 1129(b). If a chapter 7 liquidation were pursued for the Debtors, the amount of liquidation value available to unsecured creditors would be reduced first, by the costs of the liquidation including fees and expenses of the trustee appointed to manage the liquidation, fees and expenses of other professionals retained by the trustee to assist with the liquidation and asset disposition expenses, second, with respect to the Fixed Asset Collateral, by the Debtor-in-Possession (“DIP”) Facility Claim and the carve-out for unpaid professional fees and disbursements from the Chapter 11 Cases (the “Carve-Out”), third, by the claims of secured creditors to the extent of the value of their collateral except as described herein, and, fourth, by the priority and administrative costs and expenses of the chapter 7 estates, including unpaid operating expenses incurred during the Chapter 11 Cases and any accrued and unpaid professional fees in excess of the Carve-Out allowed in the chapter 7 cases.
     The liquidation itself would trigger certain priority payments that otherwise would not be due in the ordinary course of business. These priority payments would be made in full before any distribution of proceeds to pay general unsecured claims or to make distributions in respect of equity interests. The liquidation would likely prompt certain other events to occur including the termination of the Company’s pension and benefit plans, the rejection of remaining executory contracts and unexpired leases, and defaults under agreements with customers to provide products. Such events would likely create a much larger number of unsecured creditors and would subject the chapter 7 estates to considerable additional claims for damages for breaches of those contracts or for the rejection of those contracts under the Bankruptcy Code. Such claims would also materially increase the amount of General Unsecured Claims against the Debtors and would dilute any potential recoveries to other holders of General Unsecured Claims. No attempt has been made to estimate additional General Unsecured Claims that may result from such events under a chapter 7 liquidation scenario.
     The Liquidation Analysis necessarily contains an estimate of the amount of Claims that will ultimately become Allowed Claims. Estimates for various classes of Claims are based solely upon the Debtors’ continuing review of the Claims filed in these Chapter 11 Cases and the Company’s books and records. No order or finding has been entered by the Court estimating or otherwise fixing the amount of Claims at the projected levels set forth in this Liquidation Analysis. In preparing the Liquidation Analysis, the Debtors have projected amounts of Claims that are consistent with the estimated Claims reflected in the Plan with certain modifications as specifically discussed herein.
     The Liquidation Analysis assumes that there are no recoveries from the pursuit of any potential preferences, fraudulent conveyances, or other causes of action and does not include the estimated costs of pursuing those actions.

Pliant Corporation (Note A)
Liquidation Analysis — Statement of Assets
($Millions) (Unaudited)

		Book Value
		as at 12/31/08
		except as	Hypothetical		Estimated
		otherwise noted	Recovery Percentage		Liquidation Value
	Note	(Note B)	Low	High	Low	High
Working Capital Collateral
Cash and Cash Equivalents	C	$5.0	100.0%	100.0%	$5.0	$5.0
Trade and Other Receivables, Net	D	94.5	65.6%	80.3%	62.0	75.9
Inventories, Net	E	70.3	61.0%	71.0%	42.9	49.9
Other Current Assets	F	14.2	10.6%	21.1%	1.5	3.0
Intercompany Receivables	G	8.8	100.0%	100.0%	8.8	8.8
Other Non-Current Assets	H	10.4	4.8%	9.6%	0.5	1.0
66.6% Interest in Liquidation of Non-Debtor Subsidaries	I	18.0	80.6%	99.0%	14.5	17.8

Gross Estimated Working Capital Collateral Liquidation Proceeds		$221.2			$135.2	$161.4
Pro Rata Share of Cost Associated with Liquidation:	J				$(25.5)	$(22.4)

Net Estimated Working Capital Liquidation Proceeds Available for Distribution					$109.7	$139.1

Fixed Asset and Other Collateral
Property, Plant and Equipment, Net	K	259.4	23.1%	30.7%	59.9	79.8
Goodwill and Other Intangibles	L	0.5	30.0%	60.0%	0.1	0.3
33.3% Interest in Liquidation of Non-Debtor Subsidaries	I	9.0	80.6%	99.0%	7.2	8.9

Gross Estimated Fixed Asset Collateral Liquidation Proceeds		$268.8			$67.2	$88.9
Pro Rata Share of Cost Associated with Liquidation:	J				$(12.7)	$(12.3)

Net Estimated Fiexed Assets and Other Liquidation Proceeds Available for Distribution					$54.5	$76.6

Gross Estimated Liquidation Proceeds		$490.0			$202.4	$250.4
Cost Associated with Liquidation:	J
Payroll / Overhead Costs					$(27.7)	$(22.7)
Chapter 7 Trustee Fees					(6.1)	(7.5)
Chapter 7 Professional Fees (9 months)					(4.5)	(4.5)

Total Cost Associated with Liquidation:					$(38.2)	$(34.7)

Net Estimated Liquidation Proceeds Available for Distribution					$164.2	$215.7

The accompanying notes are an integral part of the liquidation analysis.

Pliant Corporation
Distribution Analysis Summary
($Millions) (Unaudited)

	Estimated	Estimated
	Allowable	Liquidation Value
	Claims	Low	High	Note
Fixed Asset and Other Collateral:
Net Estimated Proceeds Available for Distribution From Fixed Asset Collateral		$54.5	$76.6
Less Superpriority Administrative Claims:
Carve Out for Professional Fees	$3.0			M
DIP Facility	18.9			M

Total Superpriority Administrative Claims		$21.9	$21.9
Hypothetical Recovery to Superpriority Administrative Claims		100.0%	100.0%
Gross Proceeds Available after Superpriority Administrative Claims		$32.6	$54.7
Distribution of Proceeds from PCC		0.0	0.0	N

Net Proceeds Available after Superpriority Administrative Claims		$32.6	$54.7

Less Claims Secured on Fixed Asset Collateral:
First Lien Notes	$393.8	$32.6	$54.7	O
Second Lien Notes	262.4	0.0	0.0	O
Prepetition Credit Facility Including Letters of Credit	145.0	0.0	0.0	O

		$32.6	$54.7

Hypothetical Recovery to First Lien Notes		8.3%	13.9%

Working Capital Collateral:
Net Estimated Proceeds Available for Distribution From Working Capital Collateral		$109.7	$139.1
Less Claims Secured on Working Capital Collateral:
Prepetition Credit Facility Including Letters of Credit	$145.0	$109.7	$139.1	O
First Lien Notes	393.8	0.0	0.0	O
Second Lien Notes	262.4	0.0	0.0	O

		$109.7	$139.1

Hypothetical Recovery to Prepetition Credit Facility		75.6%	95.9%

Net Proceeds Available After Payment of Secured Claims		$0.0	$0.0
Less Administrative and Priority Claims(1):				P
Administrative and Priority Expense Claims	$18.8			P
Chapter 11 Post-Petition Accounts Payable and Accrued Liabilities	117.7			P

		$136.5	$136.5
Hypothetical Recovery to Administrative and Priority Claims		0.0%	0.0%
Proceeds Available after Administrative and Priority Claims		$0.0	$0.0

Less Total Unsecured Claims:
Secured Debt — Deficiency Claim		$658.8	$607.3	Q
Senior Subordinated Notes		26.5	26.5	Q
Administrative and Priority Expense Claims — Deficiency Claim		18.8	18.8
Chapter 11 Post-Petition Accounts Payable and Accrued Liabilities — Deficiency Claim		117.7	117.7
General Unsecured Claims(2)		12.4	12.4	Q

		$834.1	$782.7
Hypothetical Recovery to Unsecured Claims		0.0%	0.0%
Net Estimated Deficiency to Unsecured Claims		$(834.1)	$(782.7)

(1)	Excludes $0.5 million of administrative and priority claims attributable to PCC. See Note N.

(2)	Excludes $1.3 million of general unsecured claims attributable to PCC. See Note N.
The accompanying notes are an integral part of the Liquidation Analysis.

Pliant Corporation
Distribution of Proceeds From PCC (Note N)
($Millions) (Unaudited)

	Estimated	Estimated
	Allowable	Liquidation Value
	Claims	Low	High	Note
Net Estimated Proceeds Available for Distribution before DIP-related Paydown		$4.4	$5.5	N
Less Total Secured Claims
DIP portion attributable to PCC		(6.4)	(6.4)

Proceeds Available for Distribution after Secured Claims		$0.0	$0.0

Less Administrative and Priority Claims:
Administrative and Priority Expense Claims	$0.5			P
Chapter 11 Post-Petition Accounts Payable and Accrued Liabilities	1.0			P

		$1.5	$1.5
Hypothetical Recovery to Administrative and Priority Claims		0.0%	0.0%

Proceeds Available after Administrative and Priority Claims		$0.0	$0.0

Less Total Unsecured Claims
Secured Debt — Deficiency Claim		$2.0	$0.9
Administrative and Priority Claims — Deficiency Claim		1.5	1.5
General Unsecured Claims		1.3	1.3	Q

		$4.8	$3.7

Hypothetical Recovery to Unsecured Claims		0.0%	0.0%
Net Estimated Deficiency for PCC Unsecured Claims		($4.8)	($3.7)
The accompanying notes are an integral part of the liquidation analysis.

FOOTNOTES TO LIQUIDATION ANALYSIS
Note A — Organization and Ownership
     Pliant is the parent entity for all the Debtors and non-Debtor Subsidiaries and Affiliates. Its primary assets are the direct and indirect ownership interests in its Subsidiaries and Affiliates, intercompany receivables from other Debtor entities, substantially all of the assets of the Company’s domestic operations.
Note B — Book Values at December 31, 2008
     Unless stated otherwise, the book values used in this Liquidation Analysis are the un-audited net book values of the Debtors as of December 31, 2008, and are assumed to be a proxy for the assets of these entities as of September 30, 2009. The balances exclude the assets of any non-Debtor Subsidiaries. These assets are valued in Note I — Orderly Liquidation Value of Non-Debtor Entities.
Note C — Cash and Cash Equivalents
     The Liquidation Analysis assumes that operations during the liquidation period would not generate additional cash available for distribution except for net proceeds from the disposition of non-cash assets. The book value used in this Liquidation Analysis represents management’s projected cash balance as at September 30, 2009. It is assumed that cash and cash equivalents of approximately $5.0 million held in the Debtors’ accounts are fully collectible.
Note D — Accounts Receivable
     The analysis of accounts receivable assumes that a chapter 7 trustee would retain certain existing staff of the Debtors to handle an aggressive collection effort for outstanding trade accounts receivable for the Debtors. Collections during a liquidation of the Debtors would likely be significantly compromised as customers may attempt to set off outstanding amounts owed to the Debtors against alleged damage and breach of contract claims. The liquidation value of accounts receivable was estimated by applying a recovery factor consistent with the Debtors’ experience in collecting accounts receivable and the expectation of additional attempts to setoff. Based on this analysis, the Debtors estimate recoveries from the liquidation of its accounts receivable would be between $62.0 million and $75.9 million. The estimate also considers the inevitable difficulty a liquidating company has in collecting its receivables and any concessions that might be required to facilitate the collection of certain accounts. Estimated recoveries are between approximately 65.6% to 80.3% of net accounts receivable.

Note E — Inventories
     Inventories consist principally of finished film and packaging product and resin and other raw materials necessary to produce them. In June 2008, the Debtors engaged an independent appraiser to provide an appraisal of the Debtors’ inventory on an orderly liquidation value basis. Our recovery analysis assumes that some of the work-in-progress inventory would be converted into finished goods in order to maximize recoveries. Accordingly, based on the estimates provided by the independent appraiser, the Debtors estimate the projected gross recoveries from the liquidation of inventory, excluding related expenses, would be between $42.9 million and $49.9 million, with the low value of the range representing a 5% discount from the estimates included in the appraisal.
Note F—Other Current Assets
     Other current assets include prepaid payroll, prepaid taxes, prepaid insurance, prepaid rent, income taxes receivable, deferred taxes, and other prepaid expenses and deposits. Other current assets are assumed to have a liquidation value ranging from $1.5 million to $3.0 million, primarily representing offsets to projected operating expenses in the liquidation period.
Note G — Intercompany Receivables
     Intercompany receivables consist of three components. The first component is an intercompany note between Pliant Corporation and Pliant Mexico, a non-Debtor Subsidiary. The principal balance of the note and accrued and unpaid interest is approximately $8.1 million. The second component is an intercompany note between Pliant Corporation and Pliant Australia, a non-Debtor Subsidiary. The principal balance of the note and accrued and unpaid interest is approximately $0.7 million. The liquidation value of the intercompany notes between the Debtor and certain non-Debtor subsidiaries is estimated to be approximately $8.8 million and is repaid with the proceeds from the going concern sale of those entities as discussed in Note I — Orderly Liquidation of Non-Debtor Entities. The third component of intercompany receivables are amounts due to Pliant Corporation from certain Debtor Subsidiaries, which represent certain costs and overhead charges allocated by Pliant Corporation to certain of its Debtor subsidiaries. The entire balance is estimated to have no value.
Note H — Other Non-Current Assets
     Other non-current assets include capitalized financing costs, spare parts for printed products plants and pension assets. Management believes other non-current assets will have no value in a liquidation, with the exception of the spare parts for printed products plants in the range of $0.5 million to $1.0 million.
Note I — Orderly Liquidation Value of Non-Debtor Entities
     In order to maximize total liquidation value, the Liquidation Analysis assumes the orderly liquidation on a going concern basis of the non-Debtor operations.

     The estimated sale price of non-Debtor operations (comprised of Pliant Mexico, Pliant Australia and Pliant Germany) were valued by applying a market multiple to its fiscal 2009 projected EBITDA to arrive at an estimated Enterprise Value. The multiple selected is consistent with the methodology used to determine the Enterprise Value of the Company as discussed in Section VIII — Projected Financial Information and Reorganization Value. A 20% discount was applied to the estimated Enterprise Value to reflect the effect of a chapter 7 sale process, the likelihood of a “damaged goods” or fire sale perception by bidders, and the loss of value attributable to the Company’s global market presence.
     The Liquidation Analysis assumes the purchaser(s) of the non-Debtor Operations will assume all liabilities with the exception of intercompany debt. As such, the liquidation proceeds have been reduced by approximately $8.8 million for the repayment of intercompany debt. Additionally, liquidation proceeds have been reduced by approximately $1.8 million to $2.1 million, or 5% of the total enterprise value, for estimated transaction costs.
     The remaining net proceeds are returned to the Debtors is estimated to be between $21.7 million and $26.7 million collectively. The impact of potential tax liabilities resulting from the sale of the non-Debtor subsidiaries is not included in this analysis and is not determinable. Any additional tax liabilities not included in this analysis would likely result in the potential overstatement of the liquidation proceeds included in this analysis.
Note J — Costs Associated with Liquidation
     Corporate payroll and certain operating costs during the liquidation are based upon the assumption that certain plant and corporate functions would be retained to oversee the liquidation process and complete the conversion of work-in-process inventory to finished goods. The remaining staff would also be needed to maintain and close the accounting records and to complete certain administrative tasks including payroll and tax forms and records. Certain minimum staff would be required at the physical locations to complete the closure of the facilities, to disassemble the equipment and to oversee the sale process for equipment and real estate.
     Chapter 7 trustee fees include those fees associated with the appointment of a chapter 7 trustee in accordance with section 326 of the Bankruptcy Code. Trustee fees are estimated based on historical experience in other similar cases and are calculated at 3% of the total liquidation value of the Debtor entities.
     Chapter 7 professional fees include legal, appraisal, broker and accounting fees expected to be incurred during the nine-month liquidation period and not already deducted from liquidation values. Monthly professional fees for legal, accounting and other staff to assist the estates and the chapter 7 trustee with the process are assumed to be $500,000 per month for a period of nine months.

     The costs of administering the chapter 7 liquidation are estimated as follows:

Payroll/overhead costs	$22.7 million
Trustee Fees	$7.5 million
Professional Fees	$4.5 million

Total	$34.7 million
Note K —Property, Plant & Equipment, Net
     Property, Plant & Equipment includes all land, buildings, machinery and equipment owned by the Debtors.
     In January 2009, the Debtors engaged an independent appraiser to provide an appraisal of substantially all of the Debtors’ machinery and equipment. The high range of our recovery rate for machinery and equipment was based on the values prescribed in the appraisal report. The low range of our recovery rate for machinery and equipment was assumed to be equal to 79% of the appraised value. Estimated recovery rates have been shown net of sales commissions, estimated to be 5% of proceeds. The Liquidation Analysis does not include any value associated with equipment held under capital leases. Equipment held under such leases is assumed to be returned to the respective lessor in satisfaction of their secured claim.
     Certain property and equipment, including amongst other things, computers, office equipment and fixtures located at Pliant’s corporate offices in Schaumburg, Illinois, were not included in the appraisal. For the purposes of this analysis, it is assumed that the property and equipment not included in the appraisals would have a liquidation value of approximately $1 million.
     In January 2009, the Debtors also engaged an independent appraiser to provide appraisals of substantially all of the Debtor’s real property, consisting of 16 properties. The high range of our recovery rate for real property was based on the appraised values. The low range of our recovery rate for real property was assumed to be equal to 70% of the appraised value. This recovery rate is consistent with the advance rate afforded to the Debtors under the pre-petition borrowing base. Estimated recovery rates have been shown net of sales commissions, estimated to be 5% of proceeds.
     Total liquidation value for Property, Plant & Equipment is estimated to be between 23.1% and 30.7% of its net book value.
Note L — Goodwill and Other Intangibles
     As at December 31, 2008, the Debtors’ book value of goodwill and other intangible assets was $0.5 million, which relates to intangibles from the purchase of Win Wrap in 2007. Management estimates that there would be approximately $0.1 million to $0.3 million of value under a chapter 7 liquidation scenario.

Note M — Superpriority Administrative Claims
     The obligation under the DIP Credit Facility, net of cash, is estimated to be $17.8 million at September 30, 2009. The Carve-Out for accrued and unpaid professional fees at September 30, 2009 is estimated to be $3.0 million. The Carve-Out from the Chapter 11 Estates is assumed to be paid after the liquidation costs of the chapter 7 estates.
Note N — Distribution of Proceeds from PCC
     The First Lien Notes and the Second Lien Notes do not have a security interest in the Debtor subsidiary, PCC. Accordingly, the Liquidation Analysis assumes that the proceeds from the liquidation of PCC are available first to satisfy the portion of the DIP facility and the Working Capital Facility attributable to PCC, with any excess available to satisfy the unsecured claims of PCC.
     For the purposes of the Liquidation Analysis, management has assumed that $6.4 million of the DIP facility is attributable to PCC, representing the balance outstanding on PCC’s Working Capital Facility on the date of filing for chapter 11 which was repaid subsequently by the DIP facility.
     The orderly liquidation value of PCC is estimated to be between $4.4 million and $5.5 million. After deducting the $6.4 million portion of the DIP facility attributable to PCC, the orderly liquidation value is estimated to be $nil. The methodology used to estimate the liquidation value of PCC is consistent with the assumptions used to determine the liquidation value of the other Debtor assets.
     There are no excess proceeds available to satisfy the assumed $0.5 million of administrative and priority claims and the $1.3 million unsecured claims of PCC. Accordingly, there are no proceeds available to satisfy the administrative and priority claims and General Unsecured Claims of PCC.
Note O — Secured Claims
     For purposes of the Liquidation Analysis, management has assumed that Secured Claims will consist primarily of the estimated Revolving Credit Facility, the First Lien Notes and the Second Lien Notes. Total Secured Creditor Claims are estimated to be $831.3 million, included accrued interest for the First Lien Notes to September 30, 2009. For the purposes of this Liquidation Analysis, it is assumed that Equipment held under such leases is to be returned to the respective lessor in satisfaction of their secured claim.
Note P — Administrative and Priority Claims
     Administrative and priority claims include unpaid post-petition operating expenses of the Chapter 11 Estates as projected at September 30, 2009 assuming the amount trade credit advance by creditors remains comparable to the actual amount of trade credit advanced at February 10, 2009, as well as estimated chapter 7 Administrative claims, and estimated Priority Claims. The Liquidation Analysis does not include any estimate for unpaid severance obligations owed by the Chapter 11 Estates that may be administrative claims under the chapter

7 estates. Administrative claims are assumed paid on a pro rata basis from the net proceeds, if any, remaining after the payment of liquidation costs, DIP Facility Claims (including the Carve-Out), and Secured Claims. Other Priority Claims are assumed to be paid on a pro rata basis from the net proceeds available, if any, after the payment of liquidation costs, DIP Facility Claims (including the Carve-Out), Secured Claims and administrative claims. These Claims are assumed to have their priority as set out in the Bankruptcy Code. Total Administrative and Priority claims are estimated to be $18.8 million, of which $0.5 million is attributable to PCC, as discussed in Note N — Distribution of Proceeds from PCC.
Note Q — Unsecured Claims
     For purposes of the Liquidation Analysis, management has assumed that unsecured claims will consist of estimated Senior Subordinated Note Claims, and General Unsecured Claims as defined in the Plan. It should be noted that the Liquidation Analysis does not attempt to estimate potential additional General Unsecured Claims that would likely arise as a result of the termination of the Debtors’ pension and benefit plans, the rejection of remaining executory contracts and leases, and the failure of the Debtors to perform under existing contracts with its customers. Such additional claims would likely result from a cessation of operations as contemplated herein and would likely be substantial in amount. Senior Subordinated Note Claims and General Unsecured Claims are assumed to be paid on a pro rata basis from the net liquidation proceeds available, if any, after the payment of all other Claims. Total unsecured claims are estimated to be $851.5 million, of which $1.3 million is attributable to PCC, as discussed in Note N — Distribution of Proceeds from PCC.

EXHIBIT G
Selected Historical Financial Information of Debtors

G-1